LAUREATE®

CHANGING LIVES FOR 25 YEARS

ANNUAL REPORT 2024





We deliver high-quality education that equips students with the skills and knowledge to thrive in a rapidly changing world.

Our Institutions

Mexico

Universidad del Valle de México

UVM

64 years

124,000+ Students

Learn more at **UVM.mx**




Universidad Tecnológica de México

UNITEC

58 years

134,000+ Students

Learn more at **UNITEC.mx**




Peru

Universidad Peruana de Ciencias Aplicadas


UPC
Universidad Peruana
de Ciencias Aplicadas

30 Years

72,000+ Students

Learn more at **UPC.edu.pe**



Universidad Privada del Norte


UPN
UNIVERSIDAD
PRIVADA
DEL NORTE

30 Years

122,000+ Students

Learn more at **UPN.edu.pe**



Cibertec


CIBERTEC

41 Years

19,000+ Students

Learn more at **Cibertec.edu.pe**







Our Impact

First-Generation Students

47% of our students are first-generation students*

* Percentage of first-term students (undergraduate, face-to-face) who are the first in their family (compared to their parents or legal guardians) to attend university.



Access to Quality Education

$485+ million

granted in scholarships and discounts to students in Mexico and Peru



Student Outcomes

9/10 job-seeking graduates are employed within 12 months of graduating



Academic Quality

	QS Stars™ Overall	Ratings
UVM	★★★★	5-Stars rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning, & Social Impact
UNITEC	★★★	5-Stars rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning, & Social Impact
UPC	★★★★	5-Stars rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning, & Social Impact
UPN	★★★★	5-Stars rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning, & Social Impact

QS Stars is an international rating system created by QS World University Rankings to assess universities across a range of performance criteria. Universities are rated on a scale from 1 to 5 stars, with 5 stars representing the highest level of achievement. Learn more at **topuniversities.com.**

Learn more at laureate.net/impact





President and Chief Executive Officer Message

Dear Shareholders,

This past year has been one of progress and impact for Laureate Education, as we continue expanding access to quality higher education across Mexico and Peru – helping build stronger middle classes and brighter futures for thousands of graduates.

Our mission has never been more vital. In 2024, we educated more than 470,000 students – an increase from the previous year – while continuing to innovate and advance the academic standards that have defined our institutions for decades. The year marked special milestones: 30th anniversaries for UPC and UPN, adding to the rich legacies of UVM (64 years), UNITEC (58 years), and Cibertec (41 years).

The quality of our education continues to earn global recognition. In the 2025 QS World University Rankings, UVM, UNITEC, UPC, and UPN each earned 5 QS Stars in key areas such as Employability, Social Impact, Inclusiveness, and Online Learning, showcasing our universities' commitment to excellence across multiple dimensions.

Our impact extends beyond academic outcomes. In Mexico, UVM and UNITEC were again recognized as Socially Responsible Companies by the Mexican Center for Philanthropy (each for more than 15 consecutive years), while 11 of our campuses and offices earned CREA Environmental Responsibility Certification for exceptional sustainability practices and adherence to the highest environmental standards.

In Peru, UPC maintained its position as the country's most reputable university in the Merco Institutional Reputation Ranking for the fourth consecutive year. UPN's innovation efforts led the nation in patent applications, and one of UPN's most respected faculty members held the record for most registered patents, as recognized by the National Institute for the Defense of Competition and Protection of Intellectual Property

(Indecopi). Cibertec continued to deliver top-tier training in technical professions, and with its recent Higher Education license from Peru's Ministry of Education (MINEDU), is enabling students to accelerate their careers by obtaining a Bachelor's degree.

Laureate's commitment to outstanding performance has driven strong financial results. On a reported basis, revenue increased 6% to $1,566.6 million, operating income was $374.0 million and net income for the year was $296.4 million. These results reflect our strategies of simplification, focus, growth, and operational efficiency.

Of course, financial metrics tell only part of our story. Each day, we witness how education transforms lives – creating first-generation graduates, launching new careers, and strengthening communities. Our institutions are building the professional workforce that will drive economic growth across Mexico and Peru, while expanding access to quality education for students from all backgrounds.

As we look ahead, we remain focused on our core mission: delivering high-quality, affordable, market relevant education that prepares students for successful careers and lifelong achievement.

Thank you for supporting us in expanding educational access and opportunities across Mexico and Peru.

Eilif Serck-Hanssen
President and Chief Executive Officer
Laureate Education, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2024

OR

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____.

Commission File Number: 001-38002

Laureate Education, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-1492296**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
PMB 1158, 1000 Brickell Avenue, Suite 715, Miami, Florida	**33131**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (786) 209-3368

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.004 per share	LAUR	The NASDAQ Stock Market LLC Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer	☐
Non-accelerated filer ☐		Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was $1.942 billion (based on the closing price of the registrant's common stock on that date as reported on the Nasdaq Global Select Market).

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at January 31, 2025
Common stock, par value $0.004 per share	**150,784,847 shares**

Documents Incorporated by Reference

The registrant incorporates by reference its definitive proxy statement with respect to its 2025 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of its fiscal year, into Part III of this Annual Report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Index

As used in this Annual Report on Form 10-K (this "Form 10-K"), unless otherwise stated or the context otherwise requires, references to "we," "us," "our," the "Company," "Laureate" and similar references refer collectively to Laureate Education, Inc. and its subsidiaries.

Trademarks and Tradenames

LAUREATE, LAUREATE INTERNATIONAL UNIVERSITIES and the leaf symbol are trademarks of Laureate Education, Inc. in the United States and other countries. This Form 10-K also includes other trademarks of Laureate and trademarks of other persons, which are properties of their respective owners.

Industry and Market Data

We obtained the industry, market and competitive position data used throughout this Form 10-K from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third-party sources.

Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We have not independently verified industry, market and competitive position data from third-party sources. While we believe that our internal business estimates and research are reliable and the market definitions are appropriate, neither such estimates or research nor these definitions have been verified by any independent source.

Forward-Looking Statements

This Form 10-K contains "forward-looking statements" within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, costs, expenditures, cash flows, growth rates and financial results, and all statements we make relating to our current growth strategy and other future plans, strategies or transactions that may be identified, explored or implemented and any litigation or dispute resulting from any completed transaction are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, including with respect to our current growth strategy and the impact of any completed divestiture or separation transaction on our remaining businesses. Accordingly, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, including, without limitation, in conjunction with the forward-looking statements and risk factors included in this Form 10-K, are disclosed under various sections throughout this Form 10-K, including, but not limited to, Item 1—Business, Item 1A—Risk Factors, and Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the factors discussed in this Form 10-K. Some of the factors that we believe could affect our results include:

- the risks associated with operating our portfolio of degree-granting higher education institutions in Mexico and Peru, including complex business, political, legal, regulatory, tax and economic risks;

- our ability to maintain and, subsequently, increase tuition rates and student enrollments in our institutions;

- our ability to effectively manage the growth of our business and increase our operating leverage;

- the risks associated with maintaining the value of our brands and our reputation;

- the effect of existing international and U.S. laws and regulations governing our business or changes to those laws and regulations or in their application to our business;

- changes in the political, economic and business climate in the markets in which we operate;

- risks of downturns in general economic conditions and in the educational services and education technology industries that could, among other things, impair our goodwill and intangible assets;

- possible increased competition from other educational service providers;

- market acceptance of new service offerings by us or our competitors and our ability to predict and respond to changes in the markets for our educational services;

- the effect of greater than anticipated tax liabilities;

- the effect on our business and results of operations from fluctuations in the value of foreign currencies;

- risks associated with the incorporation of new technologies (including artificial intelligence) into our programs and processes;

- the fluctuations in revenues due to seasonality;

- the risks associated with disruptions to our computer networks and other cybersecurity incidents, including misappropriation of personal or proprietary information;

- the risks associated with protests, strikes or natural or other disasters;

- our ability to attract and retain key personnel;

- the risks and uncertainties associated with an epidemic, pandemic or other public health emergency including, but not limited to, effects on student enrollment, tuition pricing, and collections in future periods;

- our ability to maintain proper and effective internal controls necessary to produce accurate financial statements on a timely basis;

- the risks associated with indebtedness and disruptions to credit and equity markets;

- our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance; and

- the future trading prices of our common stock and the impact of any securities analysts' reports on these prices.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Form 10-K may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Part I

Item 1. Business

General

We operate a portfolio of degree-granting higher education institutions in Mexico and Peru. These institutions, which we collectively refer to as the *Laureate International Universities* network, are leading brands in their respective markets and offer a broad range of undergraduate and graduate degrees through campus-based, online and hybrid programs. Collectively, we have approximately 472,000 students enrolled at five institutions with over 50 campuses as of December 31, 2024. Our institutions in Mexico and Peru operate within scaled country networks, which provide advantages in terms of shared infrastructure, technology, curricula and operational best practices. Our students are enrolled at traditional, campus-based institutions offering multi-year degrees, with an average program length of four years, similar to leading private and public higher education institutions in developed markets such as the United States and Europe.

Our programs are designed with a distinct emphasis on applied, professional-oriented content for growing career fields and are focused on academic disciplines that we believe offer strong employment opportunities and high earnings potential for our students. We continually and proactively adapt our curriculum to the needs of the market. In particular, we emphasize science, technology, engineering and math (STEM) and business disciplines, areas in which we believe that there is large and growing demand, especially in developing countries. Students pursuing degrees in Medicine & Health Sciences, Engineering & Information Technology and Business & Management, our three largest disciplines, constitute approximately 70% of our total post-secondary enrollments. We believe that the work of our graduates in these disciplines creates a positive impact on the communities we serve and strengthens our institutions' reputations within their respective markets. Our focus on private-pay and our track record for delivering high-quality outcomes to our students, while stressing affordability and accessibility, has been a key reason for our long record of success.

We believe that the higher education markets in Mexico and Peru present an attractive long-term opportunity, primarily because of the large and growing imbalance between the supply and demand for affordable, quality higher education in those markets. We believe that the combination of the projected growth in the middle class, limited government resources dedicated to higher education, and a clear value proposition demonstrated by the higher earnings potential afforded by higher education creates substantial opportunities for high-quality private institutions to meet this growing and unmet demand. By offering high-quality, outcome-focused education, we believe that we enable students to prosper and thrive in the dynamic and evolving knowledge economy.

In many developing markets, traditional higher education students (defined as 18-24 year olds) have historically been served by public universities, which have limited capacity and are often underfunded, resulting in an inability to meet growing student demands and employer requirements. In addition, in many of these same markets, non-traditional students, such as working adults and distance learners, have limited options for pursuing higher education. With strong brands and highly reputed institutions in Mexico and Peru, we believe that we are uniquely positioned to address these market opportunities.

Country	Institution	Enrollment at December 31, 2024	Market Segment	QS Stars™ Overall University Rating	Ratings/Rankings
Mexico	Universidad del Valle de México (UVM)	124,400	Premium/ Traditional	★ ★ ★ ★	• Ranked Top 5 university in Mexico • 5-Star rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning & Social Impact
Mexico	Universidad Tecnológica de México (UNITEC)	134,100	Value/ Teaching	★ ★ ★	• Largest private university in Mexico • 5-Star rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning & Social Impact
Peru	Universidad Peruana de Ciencias Aplicadas (UPC)	72,100	Premium/ Traditional	★ ★ ★ ★	• Ranked #1 in educational sector in Peru • 5-Star rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning & Social Impact
Peru	Universidad Privada del Norte (UPN)	122,100	Value/ Teaching	★ ★ ★ ★	• 3rd largest private university in Peru • 5-Star rated by QS Stars™ in categories of Employability, Inclusiveness, Online Learning & Social Impact
Peru	CIBERTEC	19,300	Tech/Voc	N/A	• 3rd largest private tech/voc institute in Peru

Sources: QS Stars™, Guía Universitaria (UVM), MERCO Institutional Reputation Ranking (UPC)

Our institutions in Mexico and Peru offer traditional higher education students a private education alternative, with multiple brands and price points in each market and innovative programs and strong career-driven outcomes. Additionally, through targeted programs and multiple teaching modalities, we are able to serve the differentiated needs of non-traditional students in these markets.

Our program and level of study mix for 2024 was as follows:



Education 3%
Other 4%
Business & Management 25%
Communication 4%
Law & Legal Studies 7%
High School 8%
Architecture, Art & Design 9%
Medicine & Health Sciences 20%
Engineering & Information Technology 20%
Based on 12/31/2024 total enrollments

Technical / Vocational 4%
Graduate 7%
High School 8%
Traditional Undergraduate 59%
Working Adult 22%
Based on 12/31/2024 total enrollments
All high school students are in Mexico

Our Segments

We have two reportable segments, which are summarized in the charts below. The following information for our segments is presented as of December 31, 2024.



Enrollment by Segment
12/31/2024
Peru 45%
472,000
Enrollments
Mexico 55%

Revenue by Segment
FY 2024
Peru 46%
$1,566
Revenue (millions)
Mexico 54%

Our Industry

We operate higher education institutions in Mexico and Peru. These markets are characterized by what we believe is a significant imbalance between supply and demand. The demand for higher education is large and growing and is fueled by several demographic and economic factors, including a growing middle class, global growth in services and technology-related industries and recognition of the significant personal and economic benefits gained by graduates of higher education institutions. At the same time, the respective Mexican and Peruvian governments often have limited resources to devote to higher education, resulting in a diminished ability by the public sector to meet growing demand, and creating opportunities for private education providers to enter these markets and deliver high-quality education. As a result, the private sector plays a large and growing role in higher education.

Favorable industry dynamics in Mexico and Peru driving growth in the higher education sector include the following:

Large, Growing and Underpenetrated Population of Qualified Higher Education Students. In many countries, including throughout Latin America and other developing regions, there is growing demand for higher education based on favorable demographics, increasing secondary completion rates and increasing higher education participation rates, resulting in continued growth in higher education enrollments. While global participation rates have increased for traditional higher education students (defined as 18-24 year olds), the market for higher education in Mexico and Peru, excluding technical-vocational institutes, is still significantly underpenetrated, at approximately 35% and 42%, respectively, as compared to approximately 55% in the United States.

Strong Economic Incentives for Higher Education. According to data from the Organization for Economic Co-operation and Development ("OECD"), in countries that are members of the OECD, the earnings from employment for younger adults (25-34 years) completing higher education was approximately 39% higher, and the earnings advantage reached 68% among older adults (45-54 years), than those of younger and older adults with only an upper secondary education. We believe that the cumulative impact of favorable demographic and socio-economic trends, coupled with the superior earnings potential of higher education graduates, will continue to expand the market for private higher education.

Increasing Role of the Private Sector in Higher Education. In both Mexico and Peru, the private sector plays a meaningful role in higher education, bridging supply and demand imbalances created by a lack of capacity at public universities. In Mexico, private education providers constitute 39% of the total higher-education market (46% in states in which we have operations). In Peru, private education providers constitute 76% of the total higher-education market. In addition to capacity limitations, we believe that limited public resources, and the corresponding policy reforms to make higher education systems less dependent on the financial and operational support of local governments, have resulted in increased enrollments in private institutions relative to public institutions.

Increasing Demand for Online Offerings. We believe that increasing student demand, new instruction methodologies designed for the online medium, and growing employer and regulatory acceptance of degrees obtained through online and hybrid modalities will continue to drive online learning in Mexico and Peru. Moreover, increasing the percentage of courses taught online in a hybrid educational model has significant cost and capital efficiency benefits, as a greater number of students can be accommodated in existing physical campus space.

Our Strengths and Competitive Advantages

We believe that our key competitive strengths that will enable us to execute our strategy include the following:

Scaled Platform Institutions Across Country Networks. Our scale within the countries in which we operate facilitates distinct advantages for our students and allows us to leverage our operating model across multiple brands in Mexico and Peru.

Our in-country networks facilitate competitive advantages related to:

- *Curricula and Programs.* We are able to leverage our curricula and resources, allowing for the rapid deployment of new programs. Increasing amounts of our curricula are being standardized, allowing us to lower the cost of program development by reusing and sharing content, while improving the quality of our programs.

- *Best Practices.* Through collaboration across our institutions, best practices for key operational processes, such as digital marketing, data science/AI, scheduling, retention management, market research, campus design, faculty training, student services and recruitment, are identified and then rolled out to all of our institutions.

- *Unified Systems.* Our scale also permits increased investment in unified technology systems and an opportunity to leverage standardization of processes, centralization of common services (such as information technology, finance and procurement) and intellectual property, and implementing a common operating model and platform for content development, digital campus experiences, student services, recruitment and administrative services within each country. These systems provide data and insights on a scale that we believe will allow us to improve student experience, retention rates and outcomes, while also enabling a more efficient and lower cost educational delivery model.

Leading Online Technology. Our commitment to digital teaching and learning has been manifested through significant investments in core technologies, as well as in human resources, training and development activities. These investments have been instrumental in establishing a deep level of expertise in online education, facilitating the design and delivery of high quality, effective and differentiated online courses in the markets in which we operate.

Long-Standing and Respected University Brands. We believe that we have established a reputation for providing high-quality higher education, and our institutions are among the most respected higher education brands in their local markets. Our institutions have long-established histories and are ranked among the best in their respective countries.

In addition, many of our institutions and programs have earned the highest accreditation available, which provides us with a strong competitive advantage in local markets. For example, medical school licenses are often the most difficult to obtain and are only granted to institutions that meet rigorous standards. Throughout Mexico and Peru we operate 23 medical and nine dental schools. We believe that the establishment of our medical and dental schools further validates the quality of our institutions and programs and increases brand awareness.

Commitment to Academic Quality. We offer high-quality undergraduate, graduate and specialized programs in a wide range of disciplines that generate strong interest from students and provide attractive employment prospects. We focus on programs that prepare our students to become employed in high demand professions. Our curriculum development process includes employer surveys and ongoing research into business trends to determine the skills and knowledge base that will be required by those employers in the future. This information results in timely curriculum upgrades, which helps ensure that our graduates acquire the skills that will make them marketable to employers. We also are committed to continually evaluating our institutions to ensure we are providing the highest quality education to our students. External assessment methodologies, such as QS Stars™, allows us to identify key areas for improvement in order to drive a culture of quality and continual innovation at our institutions.

Attractive Financial Model.

- *Private Pay Model.* Essentially all of our revenues for 2024 were generated from private pay sources, as there are no material government-sponsored student loan programs in Mexico or Peru. We believe that students' and families' willingness to allocate personal resources to fund higher education at our institutions validates our strong value proposition.

- *Revenue Visibility Enhanced by Program Length and Strong Retention.* The length of our programs provides us with a high degree of revenue visibility. The majority of the academic programs offered by our institutions last between four and five years. Additionally, we actively monitor and manage student retention because of the impact it has on student outcomes and our financial results. Our historical annual student retention rate, which we define as the proportion of prior year students returning in the current year (excluding graduating students), was 79% on average over the last five years. Given our high degree of revenue visibility, we are able to make attractive capital investments and execute other strategic initiatives to help drive sustainable growth in our business.

- *Attractive Margin Profile with Significant Operating Leverage.* Our scale within each country provides significant advantages, enabling us to operate efficiently with attractive margin levels. We focus on optimizing our operations at the country level through our in-county networks.

Our Strategy

Our mission is to deliver affordable, high-quality education to prepare students for successful careers and lifelong achievement, while building pride, trust, and respect in our communities. To achieve our mission, we execute a strategy enabled by the following initiatives:

Integration of Campus-Based Operations in Mexico and Peru. Our institutions in Mexico and Peru serve approximately 472,000 students in a relatively homogenous operating environment, creating a unique opportunity to harvest the benefits of scale. We believe that by implementing best practices within each country we will enable closer collaboration and facilitate innovation and improved student experiences. We believe that this unification will enable us to be more nimble in our day-to-day operations and will allow us to extract valuable insights from more data across our network. Further, we believe that integration will enable further innovation and efficiency in our academic model and operations, and allow us to expand our market share.

Leverage and Expand Existing Portfolio. We will continue to focus on opportunities to expand our programs and the type of students that we serve, as well as our capacity in our markets to meet local demand, leveraging our existing platform to execute on attractive organic growth opportunities. In particular, we intend to add new programs and course offerings, expand target student demographics and, where appropriate, increase capacity at existing campuses and through hybrid online opportunities, open new campuses and enter new cities in existing markets. We believe that these initiatives will drive growth and provide an attractive return on capital.

- *Add New Programs and Course Offerings.* We will continue to develop new programs and course offerings to address the changing needs in the markets. New programs and course offerings enable us to provide a high-quality education that we believe is desired by students and prospective employers. In addition, we have a comprehensive suite of current program offerings, all of which are not currently offered in each campus in which we operate. We intend to lift and shift many of those current programs to the campuses where they are not currently being offered, with a particular focus on our health sciences vertical.

- *Expand Target Student Demographics.* We use sophisticated analytical techniques to identify opportunities to provide quality education to new or underserved student populations where market demand is not being met, such as non-traditional students (e.g., working adults, life-long learners) who may value flexible scheduling options, as well as traditional students. Our ability to provide quality education to these underserved markets has provided additional growth opportunities to our network and we intend to leverage our management capabilities and local knowledge to further capitalize on these opportunities in new and existing markets.

- *Increase Capacity at Existing and New Campus Locations.* We will continue to make demand-driven investments in additional capacity throughout our network by expanding existing campuses and opening new campuses, including in new cities. We employ a highly analytical process based on economic and demographic trends, and demand data for the local market to determine when and where to expand capacity. When opening a new campus or expanding existing facilities, we use best practices that we have developed over more than the past decade to cost-effectively expedite the opening and development of that location.

Expand Online and Hybrid Education Programs. We intend to increase the number of our students that receive their education through fully online or hybrid programs to meet the growing demands of students. Our online initiative is designed to not only provide students with access to innovative programs and modern digital experiences, but also to diversify our offerings, increase our enrollments and expand our digital solutions in a capital efficient manner, leveraging current infrastructure and improving classroom utilization.

Our operating model is targeting to have 40% to 60% percent of our student credit hours taken online going forward. Currently, we operate within this range with adaptability and flexibility. With a common learning management system implemented across our universities, we believe that we have the expertise to continue to expand online and hybrid offerings to meet the growing demand for this market opportunity, allowing us to differentiate ourselves further from our competitors.

We continue to accelerate the advancement of online education programs and technology-enabled solutions that deliver high-quality differentiated student experiences for our institutions at scale.

Our strategy for the online opportunity includes the following components:

- *Hybrid Online Programs.* Traditional 18-24 year old students attending campus-based institutions are increasingly seeking digital learning experiences that are blended with in-person learning. We provide those students with a hybrid learning experience, mixing face-to-face classroom experience with technology through our online platform, which we believe improves the student experience by providing them with a wide range of online courses, interactive discussions, virtual experiences, digital resources, and simulations that enhance their learning experiences both within and outside the classroom.

- *Fully Online Programs.* Many students require flexible learning modules to accommodate work and personal responsibilities. Often, these students are working adults who are looking to either complete an undergraduate or post-graduate degree, or who want to gain a credential to accelerate or change careers. Our fully online programs provide students with a high-quality curriculum experience to achieve their goals.

Our Segments and Institutions

Laureate offers its educational services through two reportable segments: Mexico and Peru.

We determine our segments based on information utilized by our chief operating decision maker to allocate resources and assess performance. See Note 6, Business and Geographic Segment Information, in our consolidated financial statements for financial information regarding our operating segments and financial information about geographic areas; see also "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Segment Results" and "—Overview—Factors Affecting Comparability—Seasonality" in this Form 10-K.

The following table presents information about the institutions as of December 31, 2024:

Reportable Segment (Enrollment)	Higher Education Institution	Year Joined Laureate Network	Year Founded
Mexico	Universidad del Valle de México (UVM)	2000	1960
(258,500)	Universidad Tecnológica de México (UNITEC)	2008	1966
Peru	Universidad Peruana de Ciencias Aplicadas (UPC)	2004	1994
(213,500)	CIBERTEC	2004	1983
	Universidad Privada del Norte (UPN)	2007	1994

Competition

We face competition in both of our reportable segments. We believe that competition focuses on price, educational quality, reputation, brand positioning, location and facilities.

The market for higher education in Mexico and Peru is highly fragmented and marked by large numbers of local competitors. The target demographics are primarily 18- to 24-year-olds in the countries in which we compete.

Public institutions tend to be less expensive, if not free, but limited in capacity. The top public universities in these market are selective, and many of the other public universities are less focused on practical programs aligned around career opportunities. This creates market demand for private educational providers. We compete with other private higher education institutions on the basis of price, educational quality, reputation and location. We believe that we compare favorably with competitors because of our focus on quality, professional-oriented curriculum and the competitive advantages provided by our in-country networks. There are a number of private and public institutions in both of the countries in which we operate, and it is difficult to predict how the markets will evolve and how many competitors there will be in the future. We expect competition to increase as the Mexican and Peruvian markets continue to develop.

See "Item 1A—Risk Factors—Risks Relating to Our Business—The higher education market is very competitive, and we may not be able to compete effectively."

Intellectual Property

We currently own, or have filed applications for, trademark registrations for the word "Laureate," for "Laureate International Universities" and for the Laureate leaf logo in the trademark offices of all jurisdictions in which we operate institutions of higher learning. We have also registered or filed applications in the applicable jurisdictions in which we operate for the trademarks "Laureate Online International" and "Laureate Online Education." In addition, we have the rights to trade names, logos and other intellectual property specific to most of our higher education institutions, in the countries in which those institutions operate.

Human Capital

We currently enroll approximately 472,000 students across our five institutions in Mexico and Peru, in campus-based, fully online, and hybrid learning programs. Our students are supported by a workforce of more than 31,800 employees, including 18,000 academic staff.

More than 99% of our employees are based in Mexico or Peru, and most of our corporate team are based in the United States.

We believe our future success depends on our ability to attract, develop, and retain skilled employees in a highly competitive talent market. Therefore, we strive to be a company our employees are proud to work for and continue to invest in ongoing training and development—consistent with our belief in the power of education to change lives.

Leadership and Governance

- Our Board of Directors receive regular reports on talent development, succession planning, and company-wide culture-building efforts. Internally, this work is led by our Senior Vice President, People and Culture, in close collaboration with the Chief Executive Officer and our executive leadership team.

- Various committees of our Board of Directors also take an active role in human capital oversight and talent management. This includes the Compensation Committee which works with top-tier external consultants to ensure compensation is benchmarked against industry standards, and our Nominating and Corporate Governance Committee manages a talent matrix for our Board of Directors to ensure existing and potential future Board members bring skills and experience most closely aligned with the needs of our business as we continue to grow.

Ongoing Training and Access to Education Assistance

- Scholarships and discounts are made available at each of our five institutions for employees (an average of approximately 80% of tuition is paid for employees studying at one of our five institutions). Significant discounts are also provided for immediate family members of employees in Mexico and Peru.

- In the United States, education assistance is offered to all corporate employees to pursue additional education opportunities or certifications.

- Regular workshops covering a wide variety of relevant topics complement mandatory training for all employees (which include courses on Ethics and Compliance and cybersecurity).

Employee Engagement

- Comprehensive employee engagement surveys are conducted regularly. In 2024, employees in Mexico and the United States responded to engagement surveys and our employees in Peru are scheduled to do so in the first half of 2025. Our overall engagement score in Mexico increased from 72% to 73% in 2024, and the overall engagement score for our US-based corporate team was 84%, an increase from 70% in 2022. In addition, multiple metrics are consistently tracked to monitor engagement and employee satisfaction, such as voluntary attrition, changes in individual and team performance and outcomes, and reports to the ethics and compliance hotline.

Performance Management and Ongoing Development

- We have a company-wide approach to performance management, goal setting, feedback, and performance-based compensation, which, at a minimum, includes two formal review checkpoints per year.

- In 2024, all members of our executive team continued to participate in an executive coaching and development program and contributed to a range of culture-building and workforce development initiatives.

Compensation and Employee Benefits

- Employee compensation is reviewed and benchmarked annually against independent market data to ensure our compensation remains competitive and fair.

- Senior leaders across the United States, Mexico and Peru participate in our long-term equity incentive program as part of our competitive compensation and talent retention initiatives.

- We continue to offer a wide range of benefits to our employees. Our portfolio of benefits support and promote the physical and mental health of our employees and are regularly benchmarked to ensure competitiveness against industry standards.

Safety and Security

- We remain committed to the safety and well-being of all employees, students, and other stakeholders. Throughout 2024, we took a range of actions to advance our commitment to safety and security.

- In both Mexico and Peru, we employ dedicated security teams to develop and execute strategies to promote the safety of all students, employees, and campuses. Incidents and risks are reported, reviewed, and addressed through established cross-functional incident response teams.

- In addition, our focus on safety and security is complemented by our long-standing Discrimination and Harassment policy.

- Cybersecurity is a major area of focus across the Company.

- Our employees are expected to complete mandatory cybersecurity training multiple times per year, covering a wide range of topics aimed at keeping employees and the business protected from increasing cyber risks.

- Strict data management controls are enforced across the Company to ensure our workforce and human capital data is appropriately and securely captured and stored.

Recognizing the Impact of Our People

- Through the expertise, passion, and commitment of our people, we are making a positive impact within and beyond communities across Mexico and Peru. In 2024, we published our 2023 Impact Report which recognizes and celebrates the impact our people are creating, aligned to the United Nations Sustainable Development Goals. Our Impact Reports are available at laureate.net/impact.

- These Impact Reports feature data and case studies tracked by our Impact and our Academic Quality Committees—comprised of impact and academic leaders from Mexico and Peru and from multiple functional areas including Finance, Communications, Academic, Operations and Ethics and Compliance.

Information contained on our website is not incorporated by reference herein and is not part of this Annual Report on Form 10-K.

Our History

Since making our first investment in global higher education in 1999, we have focused on expanding access to differentiated higher education and learning opportunities to traditionally underserved areas of the world. In August 2007, we were acquired in a leveraged buyout by a consortium of investment funds and other investors. On February 6, 2017, we consummated our initial public offering and shares of our common stock began trading on the Nasdaq under the symbol "LAUR".

Public Benefit Corporation Status

In October 2015, we redomiciled in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to benefit our students and society. Public benefit corporations are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Delaware law, public benefit corporations are required to identify in their certificate of incorporation the public benefit or benefits they will promote, and their directors have a duty to manage the affairs of the corporation in a manner that balances the pecuniary interests of the stockholders, the best interests of those materially affected by the corporation's conduct, and the specific public benefit or public benefits identified in the public benefit corporation's certificate of incorporation. Public benefit corporations organized in Delaware also are required to assess their benefit performance internally and to disclose publicly at least biennially a report detailing their success in meeting their benefit objectives.

Our public benefit, as provided in our amended and restated certificate of incorporation, is to produce a positive effect (or a reduction of negative effects) for society and persons by offering diverse education programs delivered online and on premises operated in the communities that we serve. By doing so, we believe that we provide greater access to cost-effective, high-quality higher education that enables more students to achieve their academic and career aspirations. Our operations are outside the United States, where there is a large and growing imbalance between the supply and demand for quality higher education. Our stated public benefit is firmly rooted in our company mission and our belief that when our students succeed, countries prosper and societies benefit. Becoming a public benefit corporation underscores our commitment to our purpose and our stakeholders, including students, regulators, employers, local communities and stockholders.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the "Financials" portion of our investor relations website at http://investors.laureate.net and on the SEC's website at www.sec.gov as soon as reasonably practical after they are filed with the SEC. Various corporate governance documents, including our Audit and Risk Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee

Charter, Corporate Governance Guidelines and Code of Conduct and Ethics are available without charge through the "Leadership and Governance" portion of our investor relations website, listed above. In addition, we may use our website as a distribution channel of material company information, and we also webcast our earnings calls via our investor relations website.

Industry Regulation

Mexican Regulation

Mexican law provides that private entities are entitled to render education services in accordance with applicable legal provisions. These provisions regulate the education services rendered by the federal government, the states and private entities and contain guidelines for the allocation of the higher education role among the federal government, the states and the municipalities, including their respective economic contributions, in order to jointly participate in the development and coordination of higher education.

There are three levels of regulation in Mexico: federal, state and municipal. The federal authority is the Federal Ministry of Public Education (*Secretaría de Educación Pública*). Each of the 31 states and Mexico City has the right to establish a local Ministry of Education, and each municipality of each state may establish a municipal education authority that only has authority to advertise and promote educational services and/or activities.

Some functions are exclusive to the Federal Ministry of Education, such as the establishment of study plans and programs for Basic and Mid-Superior education services. There are also concurrent functions, such as the granting and withdrawal of governmental recognition of validity of studies (*Reconocimiento de Validez Oficial de Estudios*) ("REVOEs").

The General Law on Education (*Ley General de Educación*) in Mexico classifies studies in the following three categories: (i) Basic Education, which includes pre-school (kindergarten), elementary school and junior high school (*secundaria*); (ii) Mid-Superior Education, which includes high school (*preparatoria*) and equivalent studies, as well as professional education that does not consider *preparatoria* as a prerequisite; and (iii) Superior Education, which includes the studies taught after *preparatoria,* including undergraduate school (*licenciatura*), specialties (*especialidades*), master's studies, doctorate studies and studies for teachers (*educación normal*).

The REVOEs are issued either by the Federal Ministry of Education under the General Law on Education or by any of the state Ministries of Education under the applicable state law. REVOEs are granted for each program taught at each campus. If there is a change in the program or in the campus at which it is taught, the entity will need to get a new REVOE.

The Federal Ministry of Education has issued a set of general resolutions (*Acuerdos*) that regulate the general requirements for obtaining REVOEs. The main *Acuerdos* are (i) *Acuerdo* 243, issued on May 27, 1998, which sets the general guidelines for obtaining an Authorization or REVOE; (ii) *Acuerdo* 17/11/17, issued on November 10, 2017, which sets the procedures related to REVOEs for Superior Education studies; and (iii) *Acuerdo* 18/11/18, issued on November 27, 2018, which defines the different levels, models and educational options at Superior Education. The Federal Ministry of Education recommends to the local Ministries of Education the adoption and inclusion of the provisions contained in *Acuerdo* 243 and *Acuerdo* 17/11/17 in the local Law on Education and other applicable local laws and regulations.

Depending on each state, other requirements may apply; for example, in certain states, private institutions that provide educational services with REVOEs need to be registered with the corresponding local authorities.

Acuerdo 17/11/17 regulates in detail the provisions contained under the General Law on Education to grant REVOEs for Superior Education studies, regarding faculty, plans and programs of studies, inspection visits, procedures, etc. *Acuerdo* 17/11/17 also provides that private institutions that provide Superior Education services in accordance with presidential decrees or secretarial resolutions (*acuerdos secretariales*) issued specifically to them may maintain the obligations provided to them thereunder and may function under the simplified provisions of *Acuerdo* 17/11/17. Currently, Universidad Tecnológica de México, S.C. and Universidad del Valle de México, S.C. have secretarial resolutions that were issued in their favor before the issuance of *Acuerdo* 17/11/17. The obligations contained in these secretarial resolutions generally conform to the obligations provided under *Acuerdo* 17/11/17.

The regulatory authorities are entitled to conduct inspection visits to the facilities of educational institutions to verify compliance with applicable legal provisions. Failure to comply with applicable legal provisions may result in the imposition of fines, the cancellation of the applicable REVOE and the closure of the education facilities.

Private institutions with REVOEs are required to grant a minimum percentage of scholarships to students. *Acuerdo* 17/11/17 requires private institutions to grant scholarships to at least five percent of the total students registered during each academic term. Scholarships consist, in whole or in part, of payment of the registration and tuition fees established by the educational institution.

Private entities may also obtain the recognition of validity of their programs from the National Autonomous University of Mexico (*Universidad Nacional Autónoma de México* or "UNAM"). The General Regulations of Incorporation and Validation of Studies issued by UNAM provide that programs followed in private entities may be "incorporated" to UNAM in order for UNAM to recognize their validity.

The UNAM regulations also require private entities incorporated to UNAM to grant scholarships to at least five percent of the total students registered at such entity. The students entitled to have this benefit will be selected by UNAM. Some of our high school programs and one of our medical programs are incorporated to UNAM.

A new higher education bill was enacted in April 2021. No foreseeable material changes are expected to impact the business as a result of this bill and expected secondary provisions.

Peruvian Regulation

We operate three post-secondary education institutions in Peru, two of which are universities, and one of which is a technical-vocational institution that is licensed as both a college and an institute. Peruvian law provides that universities and technical-vocational institutes can be operated as public or private entities and that the private entities may be organized for profit. The Ministry of Education ("MINEDU") has overall responsibility for the national education system.

The university law enacted by the Peruvian Congress in 2014 (the "University Law") regulates the establishment, operation, monitoring and closure of universities and promotes continuous improvement of quality at Peruvian universities. The University Law created a new agency, the Superintendencia Nacional de Educación Superior Universitaria ("SUNEDU"), which is responsible for carrying out the governmental role in university regulation, including ensuring quality. Under the University Law, institutional autonomy is recognized, and universities are permitted to create their own internal governance rules and determine their own academic, management and economic systems, including curriculum design and entrance and graduation requirements. In July 2022, the Peruvian Congress enacted a law that eliminated SUNEDU's powers for the approval of new careers, schools and faculties.

In August 2024, the Peruvian Congress amended the University Law to make licenses permanent, which replaced SUNEDU's authority to grant renewable licenses for specific time periods. In order to keep their licenses in force, universities have to comply with, at a minimum, certain basic quality conditions ("BQCs") (i.e., that they have specified academic goals and that the degrees granted and plans of study are aligned with those goals; that their academic offerings are compatible with their planning goals (e.g., there is sufficient labor demand for careers offered); that there are only two regular semesters of studies per year; that they have appropriate infrastructure and equipment; that they engage in research; that they have a sufficient supply of qualified teachers, at least 25% of whom will need to be full-time; that they supply adequate basic complementary educational services (e.g., medical and psychological services and sports activities); that they provide appropriate placement office services; and that they have transparency of institutional information). Both UPC and UPN have had licenses granted by SUNEDU in place since 2017.

The University Law, as amended in August 2024, allows for the educational services to be provided by three modalities: (i) face-to-face learning (with a maximum of 20% virtual credits), (ii) hybrid learning (with up to 60% of the total credits of the academic program allowed to be taken virtually) and (iii) virtual learning (up to 100% of academic credits, except for programs that require in-person experiments and practices).

Technical-vocational institutes are regulated by the MINEDU, which grants operating licenses for six years, after which the Ministry conducts a revalidation process. The technical-vocational institutes and colleges law enacted in 2016 (the "Institutes and Colleges Law") created two types of institutions: Higher Education Institutes ("Institutes"), which are dedicated to technical careers and Higher Education Colleges ("Colleges"), which are devoted to technical careers related to education, as well as science and information technology. Institutes grant technical bachelor degrees and professional technical degrees. Institutes and Colleges are subject to a mandatory license granted by the MINEDU, based on an evaluation to determine compliance with BQCs. BQCs include: an appropriate institutional management guaranteeing a proper relation with the educational model of the institution; appropriate academic management and proper program studies aligned with the MINEDU norms; appropriate infrastructure and equipment to develop educational activities; adequate teachers, 20% of whom will need to be full-time; and appropriate financial and economic provisions. Unlike licenses, quality accreditation is voluntary, except for certain careers for which it might be mandatory as determined by law. Such accreditation is taken into consideration for access to public grants for scholarships and research, among other things. Private Institutes and Colleges may be organized as for-profit or not-for-profit entities under Peruvian law. In 2023, Cibertec's Institute was granted an Institutes license renewal for a six-year period. Also during 2023, Cibertec was granted a Colleges license for a six-year period, which allows Cibertec to offer programs for professional bachelor degrees.

Item 1A. Risk Factors

Risk Factors

In addition to the information set forth in this Form 10-K and our other filings with the SEC, you should carefully consider the following risks and uncertainties, which could materially adversely affect our business, financial condition, results of operations and cash flows. The risks identified below are not all encompassing but should be considered in establishing an opinion of our future operations. The situation continues to evolve, and additional impacts may arise of which we are not currently aware.

Risks Relating to Our Business

We operate a portfolio of degree-granting higher education institutions in Mexico and Peru and are subject to complex business, economic, legal, political, tax and foreign currency risks, which risks may be difficult to adequately address.

Our portfolio, which is composed of five institutions, operates in Mexico and Peru, each of which is subject to complex business, economic, legal, political, tax and foreign currency risks. We may have difficulty managing and administering our operations in multiple countries, and we may need to expend additional funds to, among other things, staff key management positions, obtain additional information technology infrastructure and successfully implement relevant course and program offerings for each market, which may materially adversely affect our business, financial condition and results of operations.

Additional challenges associated with the conduct of our business overseas that may materially adversely affect our operating results include:

- our presence solely in Latin America presents risks relating to regional economic pressures;

- each of our institutions is subject to unique business risks and challenges, including competitive pressures and diverse pricing environments at the local level;

- difficulty maintaining quality standards consistent with our brands and with local accreditation requirements;

- potential economic and political instability in the countries in which we operate, including student unrest;

- changes in political leadership, whether in Mexico, Peru or the U.S., and subsequent changes to laws and regulatory regimes including new tariffs, trade restrictions and trade policies;

- fluctuations in exchange rates, possible currency devaluations, inflation and hyperinflation;

- compliance with a wide variety of foreign laws and regulations;

- expropriation of assets by governments;

- lower levels of availability or use of the Internet, through which our online programs are delivered;

- limitations on the repatriation and investment of funds and foreign currency exchange restrictions; and

- acts of terrorism, public health risks, crime and natural disasters, particularly in areas in which we have significant operations.

Our success in operating our business will depend, in part, on our ability to anticipate and effectively manage these and other risks related to operating in multiple countries. Any failure by us to effectively manage the challenges associated with our operations could materially adversely affect our business, financial condition and results of operations.

If we cannot maintain student enrollments in our institutions and maintain tuition levels, our results of operations may be materially adversely affected.

Our strategy for growth and profitability depends, in part, upon maintaining and, subsequently, increasing student enrollments in our institutions and maintaining tuition levels. Attrition rates are often due to factors outside our control. Students sometimes face financial, personal or family constraints that require them to drop out of school. They also are affected by economic and social factors prevalent in their countries. In some markets in which we operate, transfers between universities are not common and, as a result, we are less likely to fill spaces of students who drop out. In addition, our ability to attract and retain students may require us to discount tuition from published levels and may prevent us from increasing tuition levels at a rate consistent with inflation and increases in our costs. If we are unable to control the rate of student attrition, our overall enrollment levels are likely to decline, which could materially adversely affect our business, financial condition and results of operations. If we are unable to charge tuition rates that are both competitive and cover our rising expenses, our business, financial condition, cash flows and results of operations may be materially adversely affected. In addition, student enrollment may be negatively affected by our reputation and any negative publicity related to us.

Our success depends substantially on the value of the local brands of each of our institutions, each of which may be materially adversely affected by changes in current and prospective students' perception of our reputation and the use of social media.

Each of our institutions has worked hard to establish the value of its individual brand. Brand value may be severely damaged, even by isolated incidents, particularly if the incidents receive considerable negative publicity. There has been a marked increase in use of social media platforms and other forms of Internet-based communications that allow individuals access to a broad audience of interested persons. We believe that students and prospective employers value readily available information about our institutions and often act on such information without further investigation or authentication, and without regard to its accuracy. In addition, some of our institutions use the Laureate name in promoting their institutions. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information concerning our Company and our institutions may be posted on such platforms and devices at any time. Information posted may be materially adverse to our interests, it may be inaccurate, and it may harm our performance, prospects and business.

Our reputation may be negatively influenced by the actions of other for-profit and private institutions.

Allegations against the post-secondary for-profit and private education sectors may affect general public perceptions of for-profit and private educational institutions, including our institutions and us, in a negative manner. Adverse media coverage regarding other for-profit or private educational institutions or regarding us directly or indirectly could damage our reputation, reduce student demand for our programs, materially adversely affect our revenues and operating profit or result in increased regulatory scrutiny.

Growing our online academic programs could be difficult for us.

The expansion of our existing online programs and the creation of new online academic programs may not be accepted by students or employers, or by government regulators or accreditation agencies. In addition, our efforts may be materially adversely affected by increased competition in the online education market and our competitors' increasing use of artificial intelligence ("AI") and machine learning or because of problems with the performance or reliability of our online program infrastructure.

Our success depends, in part, on the effectiveness of our marketing and advertising programs in recruiting new students.

In order to maintain and increase our revenues and margins, we must continue to develop our admissions programs and attract new students in a cost-effective manner. The level of marketing and advertising and types of strategies used are affected by the specific geographic markets, regulatory compliance requirements and the specific individual nature of each institution and its students. The complexity of these marketing efforts contributes to their cost. If we are unable to advertise and market our institutions and programs successfully, our ability to attract and enroll new students could be materially adversely affected and, consequently, our financial performance could suffer. We use marketing tools such as the Internet, radio, television and print media advertising to promote our institutions and programs. Our representatives also make presentations at upper secondary schools. In order to maintain our growth, we will need to attract a larger percentage of students in existing markets and increase our addressable market by adding locations in new markets and rolling out new academic programs. Any failure to accomplish this may have a material adverse effect on our future growth.

If we do not effectively manage our growth and business, our results of operations may be materially adversely affected.

There is no assurance that we will be able to maintain or accelerate the current growth rate, effectively manage expanding operations, build new campuses, expand capacity at current locations, or achieve planned growth on a timely or profitable basis. If our revenue growth is less than projected, the costs incurred for these additions and upgrades could have a material adverse effect on our business, financial condition and results of operations.

Our institutions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations or their application to us may materially adversely affect our business, financial condition and results of operations.

Higher education is regulated to varying degrees and in different ways in each of the countries in which we operate an institution. In general, our institutions must have licenses, approvals, authorizations, or accreditations from various governmental authorities and accrediting bodies. These licenses, approvals, authorizations, and accreditations must be renewed periodically, usually after an evaluation of the institution by the relevant governmental authorities or accrediting bodies. These periodic evaluations could result in limitations, restrictions, conditions, or withdrawal of such licenses, approvals, authorizations or accreditations, which could have a material adverse effect on our business, financial condition and results of operations. Once licensed, approved, authorized or accredited, some of our institutions may need approvals for new campuses or to add new degree programs.

Additionally, our institutions are subject to requirements and limitations imposed by the governmental regulatory bodies of the various countries in which they are located. All of these regulations and their applicable interpretations are subject to change. Moreover, regulatory agencies may scrutinize our institutions because they are owned or controlled by a U.S.-based for-profit corporation. Changes in applicable regulations may cause a material adverse effect on our business, financial condition and results of operations.

The higher education market is very competitive, and we may not be able to compete effectively.

Our institutions compete with traditional public and private colleges and universities and other proprietary institutions, including those that offer online professional-oriented programs. In each of the countries in which we operate a private institution, our primary competitors are public and other private universities, some of which are larger, more widely known and have more established reputations than our institutions. Some of our competitors in both the public and private sectors may have greater financial and other resources than we have and have operated in their markets for many years. Other competitors may include large, well-capitalized companies that may pursue a strategy similar to ours of acquiring or establishing for-profit institutions. Public institutions receive substantial government subsidies, and public and private not-for-profit institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit institutions. Accordingly, public and private not-for-profit institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices or other advantages that we cannot match.

If our graduates are unable to obtain professional licenses or certifications required for employment in their chosen fields of study, our reputation may suffer and we may face declining enrollments and revenues or be subject to student litigation.

Certain of our students require or desire professional licenses or certifications after graduation to obtain employment in their chosen fields. Their success in obtaining such licensure depends on several factors, including the individual merits of the student, whether the institution and the program were approved by the relevant government or by a professional association, whether the program from which the student graduated meets all governmental requirements and whether the institution is accredited. If one or more governmental authorities refuses to recognize our graduates for professional licensure in the future based on factors relating to us or our programs, the potential growth of our programs would be negatively affected, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we could be exposed to litigation that would force us to incur legal and other expenses that could have a material adverse effect on our business, financial condition and results of operations.

Our business may be materially adversely affected if we are not able to maintain or improve the content of our existing academic programs or to develop new programs on a timely basis and in a cost-effective manner.

We continually seek to maintain and improve the content of our existing academic programs and develop new programs in order to meet changing market needs, including through the use of AI and machine learning. Revisions to our existing academic programs and the development of new programs may not be accepted by existing or prospective students or employers in all instances. If we cannot respond effectively to market changes, our business may be materially adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students or employers require or as quickly as our competitors are able to introduce competing programs. Our efforts to introduce a new academic program may be conditioned or delayed by requirements to obtain foreign, federal, state and accrediting agency approvals. The development of new programs and courses, both conventional and online, is subject to requirements and limitations imposed by the governmental regulatory bodies of the various countries in which our institutions are located. The imposition of restrictions on the initiation of new educational programs by regulatory agencies may delay such expansion plans. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.

Establishing new academic programs or modifying existing academic programs also may require us to make investments in specialized personnel, technology and capital expenditures, increase marketing efforts and reallocate resources away from other uses. We may have limited experience with the subject matter of new programs and may need to modify our systems and strategy. If we are unable to increase the number of students, offer new programs in a cost-effective manner or otherwise effectively manage the operations of newly established academic programs, our business, financial condition and results of operations could be materially adversely affected.

Failure to keep pace with changing market needs and technology could harm our ability to attract students.

The success of our institutions depends to a significant extent on the willingness of prospective employers to hire our students upon graduation. Increasingly, employers demand that their employees possess appropriate technological and other appropriate skills, such as communication, critical thinking and teamwork. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes. The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or by the employers of our graduates. Students and faculty increasingly rely on personal communication devices and expect that we will be able to adapt our information technology platforms and our educational delivery methods to support these devices and any new technologies that may develop. Even if our institutions are able to develop acceptable new programs and adapt to new technologies (such as AI and machine learning), our institutions may not be able to begin offering those new programs and technologies as quickly as required by prospective students and employers or as quickly as our competitors begin offering similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could suffer and our results of operations and cash flows could be materially adversely affected.

Our reported revenues and earnings may be negatively affected by the strengthening of the U.S. dollar and currency exchange rates.

We report revenues, costs and earnings in U.S. dollars, while our institutions generally collect tuition in the local currency. Exchange rates between the U.S. dollar and the local currency in the countries where we operate institutions are likely to fluctuate from period to period. In 2024, essentially all of our revenues originated outside the United States. We translate revenues and other results denominated in foreign currencies into U.S. dollars for our consolidated financial statements. This translation is based on average exchange rates during a reporting period. As the exchange rate of the U.S. dollar strengthens, as occurred in 2024 and as we expect will continue to occur in 2025 with respect to the Mexican peso, our reported international revenues and earnings are reduced because foreign currencies translate into fewer U.S. dollars. For the year ended December 31, 2024, a hypothetical 10% adverse change in average annual foreign currency exchange rates would have decreased our revenue, operating income and Adjusted EBITDA by approximately $156.6 million, $43.6 million and $50.4 million, respectively. For more information, see "Item 7A—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

To the extent that foreign revenues and expense transactions are not denominated in the local currency and/or to the extent foreign earnings are reinvested in a currency other than their functional currency, we are also subject to the risk of transaction losses. We occasionally enter into foreign exchange forward contracts or other hedging arrangements to reduce the earnings impact of non-functional currency denominated non-trade receivables and debt and to protect the U.S. dollar value of our assets and future cash flows with respect to exchange rate fluctuations. Given the volatility of exchange rates, there is no assurance that we will be able to effectively manage currency transaction and/or translation risks. Therefore, volatility in currency exchange rates may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Currency exchange rates and our reported revenues and earnings may also be negatively affected by inflation or hyperinflation. If a country in which we operate is designated as a highly inflationary economy in the future under GAAP, the U.S. dollar would become the functional currency for our operations in that country. As a result, all gains and losses resulting from the remeasurement of the financial results of operations in such country and other transactional foreign exchange gains and losses would be reflected in our earnings, which could result in volatility within our earnings, rather than as a component of our comprehensive income within stockholders' equity. Hyperinflation in any of the countries in which we operate may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may have exposure to greater-than-anticipated tax liabilities.

As a multinational corporation, we are subject to income taxes as well as non-income based taxes in the United States and various foreign jurisdictions. The determination of our provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. In addition, changes in the valuation of our deferred tax assets and liabilities, or changes in tax laws, regulations and accounting principles, could have a material adverse effect on our future income taxes. We have not recorded deferred tax liabilities for undistributed foreign earnings because our strategy is to reinvest these earnings outside the United States. As circumstances change and if some or all of these undistributed foreign earnings are remitted to the United States, we may be required to recognize deferred tax liabilities on any amounts that we are unable to repatriate in a tax-free manner.

We are subject to regular review and audit by both domestic and foreign tax authorities of entities related to both our current operations and operations related to divested entities. Any adverse outcome of such a review or audit could have a negative effect on our operating results and financial condition. We are also subject to non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and various foreign jurisdictions. We are under regular audit by tax authorities with respect to these non-income based taxes and may have exposure to additional non-income based tax liabilities.

We have also identified certain tax-related contingencies that we have assessed as being reasonably possible of loss, but not probable of loss, and could have an adverse effect on our results of operations if the outcomes are unfavorable.

Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made.

Connectivity constraints or technology system breaches and/or disruptions to our computer networks could have a material adverse effect on our ability to attract and retain students and subject us to liability, reputational damage or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure to operate our business. We run the online operations of our institutions on different platforms, which are in various stages of development. The performance and reliability of these online operations are critical to the reputation of our institutions and our ability to attract and retain students. Any computer system error or failure, or a sudden and significant increase in traffic on our institutions' computer networks or those of our third-party providers, may result in the unavailability of these computer networks. In addition, any significant failure of our computer networks could disrupt our on-campus operations. Individual, sustained or repeated occurrences could significantly damage the reputation of our institutions' operations and result in a loss of potential or existing students. Additionally, our computer systems (and those of our third-party providers) and operations of our institutions are vulnerable to interruption or malfunction due to events beyond our control, including cyber-attacks, natural disasters and other catastrophic events and network and telecommunications failures. Like other global companies, our computer systems are regularly subject to and will continue to be the target of computer viruses, malware or other malicious codes (including ransomware), unauthorized access, cyber-attacks or other computer-related penetrations (including through the use of AI). While we have experienced attacks and threats to our data and systems, to date, we are not aware that we have experienced a material cyber-security breach. However, over time, the sophistication of these threats continues to increase. The preventative actions we take to reduce the risk of cyber incidents and protect our information and systems may be insufficient. A user who circumvents security measures could misappropriate proprietary information or cause interruptions to or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these incidents. Further, the disaster recovery plans and backup systems that we have in place may not be effective in addressing a natural disaster or catastrophic event that results in the destruction or disruption of any of our critical business or information technology and infrastructure systems. As a result of any of these events, we may not be able to conduct normal business operations and may be required to incur significant expenses in order to resume normal business operations. As a result, our revenues and results of operations may be materially adversely affected.

Any breach, theft or loss of personal information that we collect or any violations of the privacy and information security laws and regulations to which we are subject could materially adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. Our institutions collect, use and retain large amounts of personal information regarding our students and their families, including tax identification numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. In addition, we collect and maintain other types of information, such as leads, that may include personal information of our business contacts in the ordinary course of our business. Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, computer hackers, computer viruses, cyber-attacks and other security threats. Confidential information also may become available to third parties inadvertently when we integrate or convert computer networks into our network following an acquisition of an institution or in connection with upgrades from time to time.

Due to the sensitive nature of the information contained on our networks, such as students' grades and financial or other personal information, our networks have been targeted in the past, and may be a target in the future by hackers. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. See above risk factor regarding threats experienced by us and other global companies as continued targets of cyber security attacks and that, despite having experienced attacks and threats, we are not aware that we have experienced a material cyber-security breach. The preventative actions we take to reduce the risk of cyber incidents and protect our information may be insufficient. A user who circumvents security measures could misappropriate personal or proprietary information. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Furthermore, we are subject to a variety of laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Mexico and Peru have passed or are considering enhanced privacy and data security regulations, resulting in additional compliance burdens and uncertainty as to how some of these laws will be interpreted. We have invested, and expect to continue to invest, significant resources to comply with privacy laws and regulations.

A breach, theft or loss of personal information regarding our students and their families, our employees, or other persons that is held by us or our vendors, or a violation of the laws and regulations governing privacy in one or more of the countries in which we operate, could result in significant penalties or legal liability, reputational damage, and/or remediation and compliance costs, which could be substantial and materially adversely affect our business, financial condition and results of operations.

Goodwill and indefinite-lived intangibles make up a significant portion of our total assets, and if we determine that goodwill or indefinite-lived intangibles become impaired in the future, net income and operating income in such years may be materially and adversely affected.

As of December 31, 2024, the net carrying value of our goodwill and other intangible assets totaled approximately $711 million. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. Due to the revaluation of our assets at the time of the leveraged buyout transaction (LBO) and acquisitions we have completed historically, goodwill makes up a significant portion of our total assets. In accordance with generally accepted accounting principles, we periodically review goodwill and indefinite-lived intangibles for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Future reviews of goodwill and indefinite-lived intangibles could result in reductions. Any reduction in net income and operating income resulting from the write down or impairment of goodwill and indefinite-lived intangibles could adversely affect our financial results. If economic or industry conditions deteriorate or if market valuations decline, including with respect to our common stock, we may be required to impair goodwill and indefinite-lived intangibles in future periods.

We are incorporating artificial intelligence technologies into our programs and processes which may present business, compliance and reputational risks.

Recent technological advances in AI and machine-learning technology both present opportunities and pose risks to us. We use AI technologies in our offerings and technological platforms, and we are making investments in expanding the use of AI throughout our business. Other higher education institutions and online educational programs, however, may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively. If we fail to keep pace with rapidly evolving technological developments in AI, our competitive position and business results may suffer.

While AI-powered applications may help provide more tailored or personalized student experiences, if the content, analyses or recommendations that AI applications assist in producing are, or are perceived to be, deficient, inaccurate or biased, our reputation, competitive position and business may be materially and adversely affected. Additionally, use of AI has recently become the source of significant media attention and political debate, particularly within the education industry with respect to issues such as plagiarism, cheating and academic integrity. The introduction of these technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical and academic concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation and financial results. In addition, our personnel could, unbeknownst to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities. The use of AI can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business.

We experience seasonal fluctuations in our results of operations.

The institutions in our portfolio have a summer break, during which classes are generally not in session and minimal revenues are recognized. In addition to the timing of summer breaks, holidays such as Easter also have an impact on our academic calendar. Operating expenses, however, do not fully correlate to the enrollment and revenue cycles, as the institutions continue to incur expenses during summer breaks. Accordingly, our second and fourth quarters are stronger revenue quarters, as our institutions are in session for most of these respective quarters. Our first and third fiscal quarters are weaker revenue quarters because our institutions have summer breaks for some portion of one of these two quarters. Because a significant portion of our expenses do not vary proportionately with the fluctuations in our revenues, our results in a particular fiscal quarter may not indicate accurately the results we will achieve in a subsequent quarter or for the full fiscal year.

Protests and strikes may disrupt our ability to hold classes as well as our ability to attract and retain students, which could materially adversely affect our operations.

Political, social and economic developments in the countries in which we operate may cause protests and disturbances against conditions in those countries, including policies relating to the operation and funding of higher education institutions. These disturbances may involve protests in areas where our campuses are located or on our university campuses, including the occupation of university buildings and the disruption of classes. We are unable to predict whether students at our institutions will engage in various forms of protest in the future. Should we sustain student strikes, protests or occupations in the future, it could have a material adverse effect on our results of operations and on our overall financial condition. Further, we may need to make additional investments in security infrastructure and personnel on our campuses in order to prevent future protests from disrupting the ability of our institutions to hold classes. If we are required to make substantial additional investments in security, or if we are unable to identify security enhancements that would prevent future disruptions of classes, that could cause an adverse effect on our results of operations and financial condition. In addition, we may need to pay overtime compensation to certain of our faculty and staff, which may increase our overall costs.

We may be unable to operate one or more of our institutions or suffer liability or loss due to a natural or other disaster, including as a result of the effects of climate change.

A number of our institutions in Mexico and Peru are located in areas that are prone to damage from natural or other disasters and major weather events, which may be substantial and may occur with higher frequency or severity or be less predictable in the future due to the effects of climate change. For example, in 2023, the weather phenomenon known as El Niño returned. Peru and its economy are particularly vulnerable to El Niño, which generally results in an increase in storms, flooding and mudslides. Depending upon the severity of El Niño and its resulting impact on Peru and its economy, we may experience a range of disruptions, including reductions in enrollment, campus closures and flood-related damage, which could have a material adverse effect on our financial condition and results of operations. In addition, a number of our institutions in Mexico and Peru are located in areas that are prone to earthquake damage. For example, in 2017, a magnitude 7.1 earthquake struck Mexico, causing a temporary suspension of activities at several UVM and UNITEC campuses that lasted 12 days on average, and we incurred significant direct costs for repairs due to the earthquake. It is possible that one or more of our institutions would be unable to operate for an extended period of time in the event of a hurricane, earthquake or other disaster that causes substantial damage to the area in which an institution is located. The failure of one or more of our institutions to operate for a substantial period of time could have a material adverse effect on our results of operations. In the event of a major natural or other disaster, we could also experience loss of life of students, faculty members and administrative staff, or liability for damages or injuries.

If we are unable to upgrade our campuses, they may become less attractive to parents and students and we may fail to grow our business.

All of our institutions require periodic upgrades to remain attractive to parents and students. Upgrading the facilities at our institutions could be difficult for a number of reasons, including the following:

- our properties may not have the capacity or configuration to accommodate proposed renovations;
- construction and other costs may be prohibitive;
- we may fail to obtain regulatory approvals;
- it may be difficult and expensive to comply with local building and fire codes;
- we may be unable to finance construction and other costs; and
- we may not be able to negotiate reasonable terms with our landlords or developers or complete the work within acceptable timeframes.

Our failure to upgrade the facilities of our institutions could lead to lower enrollment and could cause a material adverse effect on our business, financial condition and results of operations.

If we fail to attract and retain the key talent needed for us to timely achieve our business objectives, our business and results of operations could be harmed.

Our success and ability to grow depend on the ability to hire and retain large numbers of talented people. The process of hiring employees with the combination of skills and attributes required to implement our business strategy can be difficult and time-consuming.

The marketplace for senior executive management candidates is very competitive. Unplanned or repeated turnover within the senior management ranks in the corporate team or in the regions in which we operate can lead to instability or weakness in oversight that creates the conditions for gaps in performance and non-compliance with our control environment or public company reporting requirements. Any one of these occurrences could adversely affect our stock price, results of operations, ability to timely report financial results, or business relationships and can make recruiting for future management positions more difficult. Competition for senior leadership may increase our overall compensation expenses, whether resulting from new hires or retention, which may negatively affect our profitability.

Our faculty members in particular are key to the success of our institutions. We face competition in attracting and retaining faculty members who possess the necessary experience and accreditation to teach at our institutions. It may be difficult to maintain consistency in the quality of our faculty and administrative staff. If we are unable to, or are perceived to be unable to, attract and retain experienced and qualified faculty, our business, financial condition and results of operations may be materially adversely affected.

Litigation and divestiture-related indemnification obligations may materially adversely affect our business, financial condition and results of operations.

Our business is subject to the risk of litigation by employees, students, suppliers, competitors, minority partners, counterparties in transactions in which we purchase or sell assets or leased property, stockholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation, some of which may take place in jurisdictions in which local parties may have certain advantages over foreign parties. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, or may assert criminal charges, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these lawsuits, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operation are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our business, financial condition and results of operations. See "Item 3—Legal Proceedings."

In the past, we have divested a number of businesses. As customary, we have contractually agreed to indemnify the buyers against certain liabilities and obligations related to the divestiture. If we incur costs associated with indemnification claims related to our divestitures, our business, financial condition and results of operations may be adversely affected.

We are subject to anti-corruption laws in the jurisdictions in which we operate, including the U.S. Foreign Corrupt Practices Act (the "FCPA"), as well as trade compliance and economic sanctions laws and regulations. Our failure to comply with these laws and regulations could subject us to civil and criminal penalties, harm our reputation and materially adversely affect our business, financial condition and results of operations.

Doing business on a worldwide basis requires us to comply with the laws and regulations of numerous jurisdictions. These laws and regulations place restrictions on our operations and business practices. In particular, we are subject to the FCPA, which generally prohibits companies and their intermediaries from providing anything of value to foreign officials for the purpose of obtaining or retaining business or securing any improper business advantage, along with various other anti-corruption laws. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating anti-corruption laws. Although we have implemented policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject, there is no assurance that such policies or procedures will work effectively all of the time or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire. We cannot assure you that all of our local partners will comply with these laws, in which case we could be held liable for actions taken inside or outside of the United States, even though our partners may not be subject to these laws. Any development of new partnerships and joint venture relationships worldwide would increase the risk of FCPA violations in the future.

Violations of anti-corruption laws, export control laws and regulations, and economic sanctions laws and regulations are punishable by civil penalties, including fines, as well as criminal fines and imprisonment. If we fail to comply with the FCPA or other laws governing the conduct of international operations, we may be subject to criminal and civil penalties and other remedial measures, which could materially adversely affect our business, financial condition, results of operations and liquidity. Any investigation of any potential violations of the FCPA or other anti-corruption laws, export control laws and regulations, and economic sanctions laws and regulations by the United States or foreign authorities could also materially adversely affect our business, financial condition, results of operations and liquidity, regardless of the outcome of the investigation.

An epidemic, pandemic or other public health emergency could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An epidemic, pandemic or other public health emergency in the locations in which our students, faculty, and staff live, work and attend classes could have an adverse effect on our business, financial condition, cash flows and results of operations. An epidemic, pandemic or other public health emergency could adversely affect global economies, market conditions and business operations across industries worldwide, including our industry. Any general economic slowdown or recession that disproportionately impacts the countries in which our institutions operate could have a material adverse effect on our business, financial condition, cash flows and results of operations. In the event of a sustained market deterioration, we may need additional liquidity, which would require us to evaluate available alternatives and take appropriate actions.

We have in the past had material weaknesses in our internal control over financial reporting.

We have identified and remediated material weaknesses in the past and may in the future discover areas of our internal financial and accounting controls and procedures that need improvement. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, regardless of how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal controls over financial reporting are not effective or our independent registered public accounting firm may not be able to provide us with an unqualified opinion as required by Section 404 of the Sarbanes-Oxley Act. If that were to happen, investors could lose confidence in our reported financial information, which could lead to a decline in the market price of our common stock and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Additionally, the existence of any material weakness could require management to devote significant time and incur significant expense to remediate any such material weakness and management may not be able to remediate any such material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting also could result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause the holders of our common stock to lose confidence in our reported financial information, all of which could materially adversely affect our business and share price.

Risks Relating to Our Indebtedness

Our debt agreements contain, and future debt agreements may contain, restrictions that may limit our flexibility in operating our business.

Our Third Amended and Restated Credit Agreement dated as of October 7, 2019, as amended in September 2023 (and as may be further amended from time to time, the "Credit Agreement"), which governs our multi-currency revolving credit facility (the "Revolving Credit Facility"), contains various covenants that may limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries' ability to, among other things:

- pay dividends and make certain distributions, investments and other restricted payments;

- incur additional indebtedness, issue disqualified stock or issue certain preferred shares;

- sell assets;

- enter into transactions with affiliates;

- create certain liens or encumbrances;

- preserve our corporate existence;

- merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

- designate our subsidiaries as unrestricted subsidiaries.

While the Credit Agreement provides for quarterly compliance with the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio, as defined in the Credit Agreement, as of December 31, 2024, we were not required to comply with this covenant.

We rely on funds from our operating subsidiaries to meet our debt service and other obligations.

We conduct all of our operations through certain of our subsidiaries, and we have no significant assets other than cash of approximately $16 million as of December 31, 2024 held at corporate entities and the capital stock or other control rights of our subsidiaries. As a result, we rely on our operating subsidiaries to pay dividends or to make distributions or other payments to their parent companies. In addition, we rely on intercompany loan repayments and other payments from our operating subsidiaries to meet any existing or future debt service and other obligations, a substantial portion of which are denominated in U.S. dollars. The ability of our operating subsidiaries to pay dividends or to make distributions or other payments to their parent companies or directly to us will depend on their respective operating results and may be restricted by, among other things, the laws of their respective jurisdictions of organization, regulatory requirements, agreements entered into by those operating subsidiaries and the covenants of any existing or future outstanding indebtedness that we or our subsidiaries may incur. Further, because most of our income is generated by our operating subsidiaries in non-U.S. dollar denominated currencies, our ability to service our U.S. dollar denominated debt obligations may be affected by any strengthening of the U.S. dollar compared to the functional currencies of our operating subsidiaries.

Disruptions of the credit and equity markets worldwide may impede or prevent our access to the capital markets for additional funding to conduct our business and may affect the availability or cost of borrowing under our existing credit facility.

The credit and equity markets of both mature and developing economies have historically experienced extraordinary volatility, asset erosion and uncertainty, leading to governmental intervention in the banking sector in the United States and abroad. If these market disruptions occur in the future, we may not be able to access the capital markets to obtain funding needed to refinance our existing indebtedness or conduct our business. In addition, changes in the capital or other legal requirements applicable to commercial lenders may affect the availability or increase the cost of borrowing under our Revolving Credit Facility. If we are unable to obtain needed capital on terms acceptable to us, we may need to limit our growth initiatives or take other actions that materially adversely affect our business, financial condition, results of operations and cash flows.

Risks Relating to Investing in Our Common Stock

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.

As a public benefit corporation, we may take actions that we believe will benefit our students and the surrounding communities, even if those actions do not maximize our short- or medium-term financial results. While we believe that this designation and obligation will benefit the Company given the importance to our long-term success of our commitment to education, it could cause our Board of Directors to make decisions and take actions not in keeping with the short-term or more narrow interests of our stockholders. Any longer-term benefits may not materialize within the timeframe we expect or at all and may have an immediate negative effect. For example:

- we may choose to revise our policies in ways that we believe will be beneficial to our students and their communities in the long term, even though the changes may be costly in the short- or medium-term;

- we may take actions, such as modernizing campuses to provide students with the latest technology, even though these actions may be more costly than other alternatives;

- in exiting a market that is not meeting our goals, we may choose to "teach out" the existing student body over several years rather than lose an institution; even though this could be substantially more expensive;

- we may be influenced to pursue programs and services to demonstrate our commitment to our students and communities even though there is no immediate return to our stockholders; or

- in responding to a possible proposal to acquire the Company and/or any business unit, our Board of Directors may be influenced by the interests of our employees, students, teachers and others whose interests may be different from the interests of our stockholders.

We may be unable or slow to realize the long-term benefits we expect from actions taken to benefit our students and communities in which we operate, which could materially adversely affect our business, financial condition and results of operations, which in turn could cause our stock price to decline.

If we or our existing investors sell or announce an intention to sell additional shares of our common stock, the market price of our common stock could decline.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to raise capital through future sales of equity securities at a time and at a price that we deem appropriate, or at all.

The trading price of our common stock is subject to volatility. Additionally, if we do not maintain adequate or favorable coverage of our common stock by securities analysts, the trading price of our common stock could decline.

The trading price of our common stock has fluctuated in the past and may continue to fluctuate and is dependent upon a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Additionally, if one or more of the analysts who cover us downgrade their evaluations of our stock or publish unfavorable commentary about us or our industry, the price of our common stock could decline. We may be unable to maintain adequate research coverage, and if one or more analysts cease coverage of us, we could lose visibility in the market for our common stock, which in turn could cause our stock price to decline.

The provision of our amended and restated certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware unless we otherwise consent in writing to an alternative form. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. We believe that this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies. This choice of forum provision, however, may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, results of operations and cash flows. The choice of forum provision in the Company's amended and restated certificate of incorporation will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws, including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

Risks Relating to Peruvian Nonresident Capital Gains Tax

Sale of our common stock may trigger taxes payable in Peru.

Stockholders who sell, exchange, or otherwise dispose of Company shares may be subject to Peruvian tax at a rate of 30% on their gain realized in such transaction determined under certain Peruvian valuation rules regardless of whether the transaction is taxable for non-Peruvian purposes. In determining the amount of such gain subject to such tax, the gain is first multiplied by the percentage of the Company's value that is represented by its Peruvian business determined under certain Peruvian valuation rules (the "Peru Ratio"). This tax applies if the value of stock determined under certain Peruvian valuation rules (calculated in PEN) transferred multiplied by the Peru Ratio exceeds approximately $57 million applying the PEN/USD exchange rate at December 31, 2024 (the "Threshold"). The Threshold is calculated in PEN and changes with currency exchange rates. For purposes of determining whether the Threshold has been exceeded by any holder, all transfers made by such holder over any 12-month period are aggregated. For purposes of determining whether any tax is owed, the holder must have their basis "certified" by the Peruvian tax authorities in advance of such transaction. If the holder exceeds the Threshold and does not obtain a tax basis certificate before the transaction, the holder's tax basis in the shares will be considered zero for Peruvian tax purposes. We advise current and future holders, who currently have or intend to own or trade in significant volumes of our common stock, to seek the advice of their own advisors with knowledge of the matters described above.

Direct or indirect transfer of company common shares may result in Peruvian tax liability to the Company.

In the event that a direct or indirect sale, exchange, or other disposition of Company shares occurs and any resulting Peruvian tax is not paid, the Company's Peruvian subsidiaries may be jointly and severally liable for such tax. Joint and several liability may be imposed if during any of the 12 months preceding the transaction, *inter alia*, the transferor of Company shares held an indirect or direct interest of more than 10% of the Company's outstanding shares. If such a transaction were to occur and the Peruvian tax authorities sought to collect the Peruvian capital gains taxes from the Company's Peruvian subsidiaries that were not paid by such transferor, it could have a material adverse effect on our business, financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have implemented processes for overseeing, identifying and managing material risks from cybersecurity threats and have integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes at every level and that cybersecurity risk remains a key component of management activities, including continuously assessing, identifying, and managing material risks from cybersecurity threats. Our cybersecurity program is based on the U.S. National Institute for Standards and Technology standards and other applicable country-specific and industry frameworks.

Our management, with input from our Board of Directors, performs an annual enterprise-wide risk management ("ERM") assessment to identify and manage key existing and emerging risks for our company. Our ERM process assesses the characteristics and circumstances of the evolving business environment at the time and seeks to identify the potential impact, likelihood and velocity of a particular risk. Our senior executive management team has the overall responsibility for, and oversight of, our ERM process, and senior executives are assigned to monitor and manage top identified risks. Cybersecurity is among the top risks identified for oversight as a result of our last annual ERM assessment.

Systems and process monitoring are essential components of our cybersecurity risk management and information security programs. Management utilizes industry standard tools and procedures to monitor the information security of systems, networks and information assets, regardless of geographic location, and has implemented key policies and procedures, including but not limited to cybersecurity threat detection and analysis, a framework for materiality determination and a reporting-up process to assist in a disclosure of a material event, if required. In addition, management has defined key roles and responsibilities within our organization to handle material cybersecurity incidents. A comprehensive incident response plan is utilized for any threat activities identified, including timely containment, analysis, remediation, and communication, and is also applicable to third parties with access to our information systems or assets. We have implemented security programs, such as mandatory cybersecurity awareness training for all our employees, simulated phishing emails and tabletop exercises, that are strategically designed and continuously updated to address evolving cybersecurity threats and latest industry trends. These programs, which are held multiple times a year, allow our employees to both identify and address material cybersecurity incidents, utilizing our comprehensive incident response plan.

Recognizing the complexity and evolving nature of cybersecurity threats, we engage with a range of external experts, including cybersecurity assessors, consultants and auditors in evaluating and monitoring our cybersecurity programs and assets. This enables us to leverage specialized knowledge and insights, ensuring our cybersecurity risk management, strategies and processes remain at the forefront of industry best practices.

Because we are aware of the risks associated with third-party service providers, we have implemented processes to oversee and manage these risks, including security assessments of all third-party providers before engagement. In addition, cybersecurity program maturity of such third parties, including incident response and disclosure, is also evaluated.

To date, our business strategy, results of operations or financial condition have not been materially affected by risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. The sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. For more information on our cybersecurity related risks, see "Item 1A—Risk Factors—Risks Relating to Our Business" in this Annual Report on Form 10-K.

Governance

Our Board of Directors has established oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

The Audit and Risk Committee assists the Board of Directors in its responsibilities of overseeing cybersecurity risk. Our Chief Operating Officer ("COO") and Chief Information Security Officer ("CISO") play a pivotal role in informing the Audit and Risk Committee on cybersecurity risks. They report to the Audit and Risk Committee on a quarterly basis on a broad range of topics, including assessments and scoring of our information security program; incident management, the incident response plan and the status of security tools; the current cybersecurity landscape and emerging threats; and the status of ongoing cybersecurity awareness and training and projects to strengthen our information security systems. Additionally, our Executive Director, Internal Audit presents a quarterly report on our enterprise risk management activities, including cybersecurity risks, to the Audit and Risk Committee. The chair of the Audit and Risk Committee, in turn, periodically reports on its review with the Board of Directors, and our COO and CISO report annually to the Board of Directors regarding our cybersecurity program and risk management.

Our CISO (who also serves as our Chief Information Officer) leads our information security organization and has primary responsibility for information security strategy, policy, managing our cybersecurity threat detection and response plan, and assessing and managing material risks from cybersecurity threats. With over 25 years of experience in information security, IT infrastructure and cybersecurity and with several industry certifications such as the Certified Chief Information Security Officer certification, our CISO brings a wealth of expertise to the role. Our CISO oversees our cybersecurity governance programs, monitors and assesses cybersecurity threats, monitor compliance with industry best practices and standards, and leads our ongoing employee cybersecurity training and awareness program.

Item 2. Properties

Laureate is headquartered in Miami, Florida. The following table summarizes the Company's properties by segment as of December 31, 2024:

Segment	Square feet leased space	Square feet owned space	Total square feet
Mexico	23,612,126	7,740,988	31,353,114
Peru	696,178	5,544,452	6,240,630
Corporate (including headquarters)	5,054	—	5,054
Total	**24,313,358**	**13,285,440**	**37,598,798**

Our Mexico and Peru segments lease or own various sites that may include a local headquarters and all or some of the facilities of a campus or location. Some of our owned facilities are subject to mortgages.

Item 3. Legal Proceedings

Our former Spanish holding company, Laureate Netherlands Holding B.V. (f/k/a Iniciativas Culturales de España, S.L.), was subject to various tax audits by the Spanish Taxing Authority ("STA"), resulting in the issuance of final assessments based on the STA's rejection of the tax deductibility of financial expenses related to certain intercompany acquisitions. Accordingly, we have paid assessments totaling approximately

$40.8 million for tax years during the period from 2006 to 2015. We filed various appeals of the assessments, which were rejected, and in June 2023, the Spanish Supreme Court ruled in favor of the STA on its appeal regarding these issues. As a result, the Company has no further recourse with respect to the related final assessments for tax years 2006 to 2010. The outcome of any remaining years under audit are not expected to have a material effect on the Company's consolidated financial statements and thus will not be reported upon by the Company in subsequent periodic reports.

In May 2023, we were notified by the STA that an audit of our former Spanish holding company was being initiated in relation to corporate income tax for the period from January 2018 to May 2020 and withholding on account of non-resident income tax for the period from May 2019 to May 2020. In December 2024, after completion of the audit by the STA, the Company paid a final assessment of $0.4 million with respect to this matter, resulting in the closing of the audit.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq under the symbol "LAUR."

Holders of Record

There were 56 holders of record of our common stock as of January 31, 2025. The number of beneficial owners of our common stock is substantially greater than the number of record holders because substantially all of our common stock is held in "street name" by banks and brokers.

Dividend Policy

We currently do not anticipate paying any ordinary cash dividends on our common stock in the foreseeable future; however, the Company may consider extraordinary dividend(s) as part of an overall strategy to return capital to shareholders. Notwithstanding any such actions, we expect to retain our future earnings, if any, for use in the operation of our business. The terms of our Credit Agreement limit our ability to pay cash dividends in certain circumstances. Furthermore, if we are in default under our Credit Agreement, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to such agreement. In addition, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries. For more information on our Credit Agreement, see "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 8, Debt, in our consolidated financial statements included elsewhere in this Form 10-K. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

Stock Performance Graph

The following graph compares the cumulative total return of our common stock, an industry peer group index, and the Nasdaq Composite Index from December 31, 2019 through December 31, 2024. We believe that our industry peer group represents the majority of the market value of publicly traded companies whose primary business is post-secondary education. The returns set forth on the following graph are based on historical results and are not intended to suggest future performance. The performance graph assumes $100 investment on

December 31, 2019 in either our common stock, the companies in our industry peer group, or the Nasdaq Composite Index. Data for the Nasdaq Composite Index and our peer group assume reinvestment of dividends.



Comparison of Cumulative Total Return

The peer group included in the performance graph above consists of Strategic Education, Inc. (STRA), Adtalem Global Education, Inc. (ATGE), Grand Canyon Education, Inc. (LOPE), Cogna Educação S.A. (COGN3), YDUQS Participacoes S.A. (YDUQ3) and Anima Holdings S.A. (ANIM3).

In connection with the adoption of a plan of partial liquidation providing for the distribution of the net proceeds from the sale of Walden e-Learning LLC, in October 2021, the Company paid a special cash distribution of $7.01 per share of the Company's common stock. Also in connection with the distribution of the net proceeds from the sale of Walden e-Learning LLC, in December 2021, the Company paid a special cash distribution of $0.58 per share of the Company's common stock to each holder of record on December 14, 2021, and in October 2022, the Company paid a special cash distribution of $0.83 per share of the Company's common stock to each holder of record on September 28, 2022. Furthermore, in November 2022, the Company paid a special cash dividend of $0.68 per share of the Company's common stock to each holder of record on November 4, 2022. In addition, in November 2023, the Company paid a special cash dividend of $0.70 per share of the Company's common stock to each holder of record on November 15, 2023. Accordingly, the performance graph below adjusts for these distributions.



Comparison of Cumulative Total Return (Dividend Adjusted)

The information contained in the performance graphs shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into such filing.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The following table provides a summary of the Company's purchases of its common stock during the fourth quarter of the fiscal year ended December 31, 2024:

Period	Total number of shares purchased (in thousands)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs (in thousands)	Approximate dollar value of shares yet to be purchased under the plans or programs (in thousands)[1]
10/1/24 – 10/31/24	—	$ —	—	$100,000
11/1/24 – 11/30/24	—	$ —	—	$100,000
12/1/24 – 12/31/24	113	$17.99	113	$ 97,976
Total	113	$17.99	113	$ 97,976

(1) On September 13, 2024, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $100 million of the Company's common stock. The Company's repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations promulgated under the Exchange Act. Repurchases may also be effected pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. The stock repurchase program does not have a fixed expiration date. The Company's Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program at any time.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our results of operations and financial condition with the audited historical consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K (Form 10-K). This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the "Item 1A. Risk Factors" section of this Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. See "Forward-Looking Statements" on page 2 of this Form 10-K.

Introduction

This Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is provided to assist readers of the financial statements in understanding the results of operations, financial condition and cash flows of Laureate Education, Inc. This MD&A should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 10-K. The consolidated financial statements included elsewhere in this Form 10-K are presented in U.S. dollars (USD) rounded to the nearest thousand, with the amounts in the MD&A rounded to the nearest tenth of a million. Therefore, discrepancies in the tables between totals and the sums of the amounts listed may occur due to such rounding. Our MD&A is presented in the following sections:

- Overview;
- Results of Operations;
- Liquidity and Capital Resources;
- Critical Accounting Policies and Estimates; and
- Recently Issued Accounting Standards.

Overview

Our Business

We operate a portfolio of degree-granting higher education institutions in Mexico and Peru. Collectively, we have approximately 472,000 students enrolled at five institutions in these two countries. We believe that the higher education markets in Mexico and Peru present an attractive long-term opportunity, primarily because of the large and growing imbalance between the supply and demand for affordable, quality higher education in those markets. We believe that the combination of the projected growth in the middle class, limited government resources dedicated to higher education, and a clear value proposition demonstrated by the higher earnings potential afforded by higher education, creates substantial opportunities for high-quality private institutions to meet this growing and unmet demand. By offering high-quality, outcome-focused education, we believe that we enable students to prosper and thrive in the dynamic and evolving knowledge economy. We have two reportable segments as described below. We group our institutions by geography in Mexico and Peru for reporting purposes.

Our Segments

Our segments generate revenues by providing an education that emphasizes profession-oriented fields of study with undergraduate and graduate degrees in a wide range of disciplines. Our educational offerings utilize campus-based, online and hybrid (a combination of online and in-classroom) courses and programs to deliver their curriculum. The Mexico and Peru markets are characterized by what we believe is a significant imbalance between supply and demand. The demand for higher education is large and growing and is fueled by several demographic and economic factors, including a growing middle class, global growth in services and technology-related industries and recognition of the significant personal and economic benefits gained by graduates of higher education institutions. The target demographics are primarily 18- to 24-year-olds in the countries in which we compete. We compete with other private higher education institutions on the basis of price, educational quality, reputation and location. We believe that we compare favorably with competitors because of our focus on quality, professional-oriented curriculum and the competitive advantages provided by our in-country networks. There are a number of private and public institutions in both of the countries in which we operate, and it is difficult to predict how the markets will evolve and how many competitors there will be in the future. We expect competition to increase as the Mexican and Peruvian markets mature. Essentially all of our revenues were generated from private pay sources as there are no material government-sponsored loan programs in Mexico or Peru. Specifics related to both of our reportable segments are discussed below:

- Private education providers in Mexico constitute approximately 39% of the total higher-education market. The private sector plays a meaningful role in higher education, bridging supply and demand imbalances created by a lack of capacity at public universities. Laureate owns two nationally licensed institutions and is present throughout the country with a footprint of over 30 campuses. Students in our Mexican institutions typically finance their own education.

- In Peru, private universities are increasingly providing the capacity to meet growing demand and constitute approximately 76% of the total higher-education market. Laureate owns three institutions in Peru, with a footprint of 19 campuses.

Corporate is a non-operating business unit whose purpose is to support operations. Its departments are responsible for establishing operational policies and internal control standards, implementing strategic initiatives, and monitoring compliance with policies and controls throughout our operations. Our Corporate segment provides financial, human resource, information technology, insurance, legal and tax compliance services. The Corporate segment also contains the eliminations of inter-segment revenues and expenses.

The following information for our reportable segments is presented as of December 31, 2024:

	Institutions	Enrollment	2024 Revenues (in millions)[1]	% Contribution to 2024 YTD Revenues
Mexico	2	258,500	$ 841.2	54%
Peru	3	213,500	725.2	46%
Total[1]	5	472,000	$1,566.6	100%

(1) Amounts related to Corporate totaled $0.2 million and are not separately presented.

Challenges

Our operations are outside of the United States and are subject to complex business, economic, legal, regulatory, political, tax and foreign currency risks, which may be difficult to adequately address. As a result, we face risks that are inherent in international operations, including: fluctuations in exchange rates, possible currency devaluations, inflation and hyper-inflation; price controls and foreign currency exchange restrictions; potential economic and political instability in the countries in which we operate; expropriation of assets by local governments; key political elections and changes in government policies; multiple and possibly overlapping and conflicting tax laws; and compliance with a wide variety of foreign laws. See "Item 1A—Risk Factors—Risks Relating to Our Business—We operate a portfolio of degree-granting higher education institutions in Mexico and Peru and are subject to complex business, economic, legal, political, tax and foreign currency risks, which risks may be difficult to adequately address." We plan to grow organically by: 1) adding new programs and course offerings; 2) expanding target student demographics; and 3) increasing capacity at existing and new campus locations. Our success in growing our business will depend on the ability to anticipate and effectively manage these and other risks related to operating in various countries.

Regulatory Environment and Other Matters

Our business is subject to varying laws and regulations based on the requirements of local jurisdictions. These laws and regulations are subject to updates and changes. We cannot predict the form of the rules that ultimately may be adopted in the future or what effects they might have on our business, financial condition, results of operations and cash flows. We will continue to develop and implement necessary changes that enable us to comply with such laws and regulations. See "Item 1A—Risk Factors—Risks Relating to Our Business—Our institutions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations or their application to us may materially adversely affect our business, financial condition and results of operations," and "Item 1—Business—Industry Regulation," for a detailed discussion of our different regulatory environments and Note 16, Legal and Regulatory Matters, in our consolidated financial statements included elsewhere in this Form 10-K.

Key Business Metric

Enrollment

Enrollment is our lead revenue indicator and represents our most important non-financial metric. We define "enrollment" as the number of students registered in a course on the last day of the enrollment reporting period. New enrollments provide an indication of future revenue trends. Total enrollment is a function of continuing student enrollments, new student enrollments and enrollments from acquisitions, offset by graduations, attrition and enrollment decreases due to dispositions. Attrition is defined as a student leaving the institution before completion of the program. To minimize attrition, we have implemented programs that involve assisting students in remedial education, mentoring, counseling and student financing.

Each of our institutions has an enrollment cycle that varies by geographic region and academic program. Each institution has a "Primary Intake" period during each academic year in which the majority of the enrollment occurs. Each institution also has a smaller "Secondary Intake" period. Our Peruvian institutions have their Primary Intake during the first calendar quarter and a Secondary Intake during the third calendar quarter. Institutions in our Mexico segment have their Primary Intake during the third calendar quarter and a Secondary Intake during the first calendar quarter. Our institutions in Peru are generally out of session in January, February and July, while institutions in Mexico are generally out of session in May through July. Revenues are recognized when classes are in session.

Principal Components of Income Statement

Revenues

The majority of our revenue is derived from tuition and educational services. The amount of tuition generated in a given period depends on the price per credit hour and the total credit hours or price per program taken by the enrolled student population. The price per credit hour varies by program, by market and by degree level. Additionally, varying levels of discounts and scholarships are offered depending on market-specific dynamics and individual achievements of our students. Revenues are recognized net of scholarships and other discounts, refunds and waivers. In addition to tuition revenues, we generate other revenues from student fees and other education-related activities. These other revenues are less material to our overall financial results and have a tendency to trend with tuition revenues. The main drivers of changes in revenues between periods are student enrollment and price. We continually monitor market conditions and carefully adjust our tuition rates to meet local demand levels. We proactively seek the best price and content combinations to remain competitive in all the markets in which we operate.

Direct Costs

Our direct costs include labor and operating costs associated with the delivery of services to our students, including the cost of wages, payroll taxes and benefits, depreciation and amortization, rent, utilities, bad debt expenses, and marketing and promotional costs to grow future enrollments. In general, a significant portion of our direct costs tend to be variable in nature and trend with enrollment, and management continues to monitor and improve the efficiency of instructional delivery.

General and Administrative Expenses

Our general and administrative expenses primarily consist of costs associated with corporate departments, including executive management, finance, legal, business development and other departments that do not provide direct operational services.

Factors Affecting Comparability

Foreign Exchange

While the USD is our reporting currency, our institutions are located in Mexico and Peru and operate in other functional currencies, namely the Mexican peso and Peruvian nuevo sol. We monitor the impact of foreign currency movements and the correlation between the local currency and the USD. Our revenues and expenses are generally denominated in local currency. The principal foreign exchange exposure is the risk related to the translation of revenues and expenses incurred in each country from the local currency into USD. See "Item 1A—Risk Factors—Risks Relating to Our Business—Our reported revenues and earnings may be negatively affected by the strengthening of the U.S. dollar and currency exchange rates." In order to provide a framework for assessing how our business performed excluding the effects of foreign currency fluctuations, we present organic constant currency in our segment results, which is calculated using the change from prior-year average foreign exchange rates to current-year average foreign exchange rates, as applied to local-currency operating results for the current year, and then excludes the impact of other items, as described in the segment results.

Seasonality

Our institutions have a summer break during which classes are generally not in session and minimal revenues are recognized. In addition to the timing of summer breaks, holidays such as Easter also have an impact on our academic calendar. Operating expenses, however, do not fully correlate to the enrollment and revenue cycles, as the institutions continue to incur expenses during summer breaks. Given the geographic diversity of our institutions and differences in timing of summer breaks, our second and fourth quarters are stronger revenue quarters as the majority of our institutions are in session for most of these respective quarters. Our first and third fiscal quarters are weaker revenue quarters because our institutions have summer breaks for some portion of one of these two quarters. However, our primary enrollment intakes occur during the first and third quarters. Due to this seasonality, revenues and profits in any one quarter are not necessarily indicative of results in subsequent quarters and may not be correlated to new enrollment in any one quarter. Additionally, seasonality may be affected due to other events that could change the academic calendar at our institutions. See "Item 1A—Risk Factors—Risks Relating to Our Business—We experience seasonal fluctuations in our results of operations."

Income Tax Expense

Our consolidated income tax provision is derived based on the combined impact of federal, state and foreign income taxes. Also, discrete items can arise in the course of our operations that can further affect the Company's effective tax rate for the period. Our tax rate fluctuates from period to period due to changes in the mix of earnings between our tax-paying entities and our loss-making entities for which it is not 'more likely than not' that a tax benefit will be realized on the loss. See "Item 1A—Risk Factors—Risks Relating to Our Business—We may have exposure to greater-than-anticipated tax liabilities."

Many countries have enacted legislation and adopted policies to implement the global minimum tax resulting from the Organisation for Economic Co-operation and Development's Base Erosion and Profit Shifting project. Significant details and guidance around the global minimum tax provisions are still pending. For countries that have enacted the global minimum tax, such taxes generally became effective for the Company beginning in 2024. Income tax expense could be adversely affected as the legislation becomes effective in countries in which we do business. We will continue to monitor pending legislation and implementation by individual countries in which we operate, and we do not expect the global minimum tax provisions to have a material impact on our results of operations, financial position or cash flows.

Results of Operations

The following discussion of the results of our operations is organized as follows:

- Summary Comparison of Consolidated Results;

- Non-GAAP Financial Measure; and

- Segment Results.

<u>Summary Comparison of Consolidated Results</u>

Comparison of Consolidated Results for the Years Ended December 31, 2024, 2023 and 2022

(in millions)	2024	2023	2022	% Change Better/(Worse) 2024 vs. 2023	% Change Better/(Worse) 2023 vs. 2022
Revenues	$1,566.6	$1,484.3	$1,242.3	6%	19%
Direct costs	1,146.9	1,089.8	907.4	(5)%	(20)%
General and administrative expenses	45.8	52.6	64.8	13%	19%
Loss on impairment of assets	—	3.1	0.1	100%	nm
Operating income	374.0	338.8	270.0	10%	25%
Interest expense, net of interest income	(10.0)	(11.9)	(8.9)	16%	(34)%
Other non-operating income (expense)	50.5	(72.5)	(15.3)	170%	nm
Income from continuing operations before income taxes and equity in net income of affiliates	414.5	254.5	245.9	63%	3%
Income tax expense	(119.0)	(137.6)	(185.4)	14%	26%
Equity in net income of affiliates, net of tax	0.2	0.2	0.3	— %	(33)%
Income from continuing operations	295.7	117.0	60.7	153%	93%
Income (loss) from discontinued operations, net of tax	0.7	(9.8)	8.3	107%	nm
Net income	296.4	107.3	69.0	176%	56%
Net loss attributable to noncontrolling interests	0.1	0.3	0.6	67%	50%
Net income attributable to Laureate Education, Inc.	$ 296.5	$ 107.6	$ 69.6	176%	55%

nm – percentage changes not meaningful

Comparison of Consolidated Results for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Revenues increased by $82.3 million to $1,566.6 million for 2024 from $1,484.3 million for 2023. This increase was attributable to higher average total organic enrollment at our institutions, which increased revenues by $73.6 million compared to 2023. In addition, the effect of changes in tuition rates and enrollments in programs at varying price points ("product mix"), pricing and timing increased revenues by $34.8 million compared to 2023. These increases in revenues were partially offset by the effect of a net change in foreign currency exchange rates, which decreased revenues by $26.3 million, mainly driven by the weakening of the Mexican peso against the USD compared to 2023. Other Corporate and Eliminations changes accounted for an increase in revenues of $0.2 million.

Direct costs and general and administrative expenses combined increased by $50.3 million to $1,192.7 million for 2024 from $1,142.4 million for 2023. This increase in direct costs was driven by the effect of operational changes, which increased direct costs by $76.9 million compared to 2023, mostly attributable to the effect of higher enrollments at our institutions. This increase was partially offset by the effect of a net change in foreign currency exchange rates which decreased costs by $21.4 million. Additionally, other Corporate expenses decreased by $5.2 million.

Operating income increased by $35.2 million to $374.0 million for 2024 from $338.8 million for 2023. This increase was a result of higher operating income at our Mexico segment, combined with lower operating costs at

Corporate. This increase was partially offset by lower operating income at our Peru segment, due in part to higher bad debt expense compared to 2023.

Interest expense, net of interest income decreased by $1.9 million to $10.0 million for 2024 from $11.9 million for 2023. The decrease in interest expense was primarily attributable to lower average debt balances compared to 2023.

Other non-operating income (expense) changed by $123.0 million to income of $50.5 million for 2024 from expense of $(72.5) million for 2023. This change in other non-operating income was attributable to a gain on foreign currency exchange for 2024 compared to a loss for 2023 for a change of $126.4 million, mainly related to intercompany loan arrangements. Additionally, other income was higher by $1.5 million compared to 2023. These increases in non-operating income were partially offset by a loss on disposal of subsidiaries for 2024 compared to a gain for 2023 for a change of $4.9 million, primarily attributable to the release of accumulated foreign currency translation balances upon the liquidation of certain subsidiaries.

Income tax expense decreased by $18.6 million to $119.0 million for 2024 from $137.6 million for 2023. This decrease was primarily attributable to a discrete tax benefit of approximately $37.9 million that was recorded during 2024 related to an entity restructuring, partially offset by a tax benefit recorded in 2023 of approximately $11.5 million for the release of valuation allowances in Mexico.

Income (loss) from discontinued operations, net of tax changed by $10.5 million to income of $0.7 million for 2024 compared to a loss of $(9.8) million for 2023. This change was primarily attributable to the year-over-year effect of a reserve recorded in 2023 related to an indemnification claim received, as well as changes in estimates during 2023 regarding the realizability of certain receivables from previous divestitures.

Comparison of Consolidated Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Revenues increased by $242.0 million to $1,484.3 million for 2023 from $1,242.3 million for 2022. The increase was attributable to: (1) the effect of a net change in foreign currency exchange rates, which increased revenues by $108.9 million, mainly driven by the strengthening of the Mexican peso against the USD compared to 2022; (2) higher average total organic enrollment at our institutions, which increased revenues by $79.3 million compared to 2022; and (3) the effect of changes in product mix, pricing and timing, which increased revenues by $57.9 million compared to 2022. These increases in revenues were partially offset by other Corporate and Eliminations changes, which accounted for a decrease in revenues of $4.1 million.

Direct costs and general and administrative expenses combined increased by $170.2 million to $1,142.4 million for 2023 from $972.2 million for 2022. The effect of operational changes, mostly attributable to the effect of higher enrollments at our institutions as well as return-to-campus expenses, increased direct costs by $94.0 million compared to 2022. Additionally, the effect of a net change in foreign currency exchange rates increased costs by $86.3 million. These increases in direct costs were partially offset by a decrease in costs of $10.1 million in 2023 related to other Corporate expenses.

Operating income increased by $68.8 million to $338.8 million for 2023 from $270.0 million for 2022. This increase in operating income was a result of higher operating income at our Mexico and Peru segments, combined with lower operating costs at Corporate, as compared to 2022.

Interest expense, net of interest income increased by $3.0 million to $11.9 million for 2023 from $8.9 million for 2022. The increase in interest expense was primarily attributable to higher average debt balances compared to 2022.

Other non-operating expense increased by $57.2 million to $72.5 million for 2023 from $15.3 million for 2022. This increase was attributable to a higher loss on foreign currency exchange of $58.3 million compared to 2022, mainly related to intercompany loan arrangements. Additionally, other income was lower by $1.1 million compared to 2022. These increases in non-operating expense were partially offset by a higher gain on disposal of subsidiaries of $2.2 million, primarily attributable to the release of accumulated foreign currency translation gains upon the liquidation of certain subsidiaries.

Income tax expense decreased by $47.8 million to $137.6 million for 2023 from $185.4 million for 2022. This decrease was primarily attributable to a discrete tax expense recorded in 2022 of approximately $32.5 million for an income tax reserve related to the application of the high-tax exception to global intangible low-taxed income, with the remaining difference mostly related to a benefit recorded in 2023 of approximately $11.5 million for the release of valuation allowances in Mexico.

(Loss) income from discontinued operations, net of tax changed by $18.1 million to a loss of $(9.8) million for 2023 compared to income of $8.3 million for 2022. This change was primarily attributable to a reserve recorded in 2023 related to an indemnification claim received, as well as changes in estimates during 2023 regarding the realizability of certain receivables from previous divestitures, combined with the year-over-year impact of a gain recognized during 2022 upon completion of the transfer of certain leases related to our former operations in Chile.

Non-GAAP Financial Measure

We define Adjusted EBITDA as net income (loss), before (income) loss from discontinued operations, net of tax, equity in net (income) loss of affiliates, net of tax, income tax expense (benefit), (gain) loss on disposal of subsidiaries, net, foreign currency exchange (gain) loss, net, other (income) expense, net, interest expense, interest income, and loss on debt extinguishment, *plus* depreciation and amortization, share-based compensation expense, loss on impairment of assets and expenses related to our Excellence-in-Process (EiP) initiative. Adjusted EBITDA is used in addition to and in conjunction with results presented in accordance with GAAP and should not be relied upon to the exclusion of GAAP financial measures.

Adjusted EBITDA is a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the compensation committee of our Board of Directors and our Chief Executive Officer in connection with the payment of incentive compensation to our executive officers and other members of our management team. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors.

The following table presents Adjusted EBITDA and reconciles Net income to Adjusted EBITDA for the years ended December 31, 2024, 2023 and 2022:

(in millions)	2024	2023	2022	% Change Better/(Worse) 2024 vs. 2023	2023 vs. 2022
Net income	$296.4	$107.3	$ 69.0	176%	56%
Plus:					
(Income) loss from discontinued operations, net of tax	(0.7)	9.8	(8.3)	(107)%	nm
Income from continuing operations	295.7	117.0	60.7	153%	93%
Plus:					
Equity in net income of affiliates, net of tax	(0.2)	(0.2)	(0.3)	— %	(33)%
Income tax expense	119.0	137.6	185.4	14%	26%
Income from continuing operations before income taxes and equity in net income of affiliates	414.5	254.5	245.9	63%	3%
Plus:					
Loss (gain) on disposal of subsidiaries, net	1.3	(3.6)	(1.4)	(136)%	157%
Foreign currency exchange (gain) loss, net	(50.7)	75.7	17.4	167%	nm
Other (income) expense, net	(1.2)	0.3	(0.8)	nm	(138)%
Interest expense	18.1	21.0	16.4	14%	(28)%
Interest income	(8.1)	(9.1)	(7.6)	(11)%	20%
Operating income	374.0	338.8	270.0	10%	25%
Plus:					
Depreciation and amortization	68.2	69.6	59.1	2%	(18)%
EBITDA	442.2	408.4	329.1	8%	24%
Plus:					
Share-based compensation expense[a]	7.8	7.1	8.8	(10)%	19%
Loss on impairment of assets[b]	—	3.1	0.1	100%	nm
EiP implementation expenses[c]	—	—	0.8	nm	100%
Adjusted EBITDA	$450.1	$418.6	$338.9	8%	24%

nm – percentage changes not meaningful

(a) Represents non-cash, share-based compensation expense pursuant to the provisions of ASC 718, "Stock Compensation."
(b) Represents non-cash charges related to impairments of long-lived assets.
(c) EiP implementation expenses were related to our enterprise-wide initiative to optimize and standardize Laureate's processes, creating vertical integration of procurement, information technology, finance, accounting and human resources. It included the establishment of regional shared services organizations (SSOs), as well as improvements to the Company's system of internal controls over financial reporting. The EiP initiative also included other back- and mid-office areas, as well as certain student-facing activities, expenses associated with streamlining the organizational structure, an enterprise-wide program aimed at revenue growth, and certain non-recurring costs incurred in connection with previous dispositions. The EiP initiative was completed as of December 31, 2021, except for certain EiP expenses during 2022 related to the run out of programs that began in prior periods.

Comparison of Depreciation and Amortization for the Years Ended December 31, 2024 and 2023

Depreciation and amortization decreased by $1.4 million to $68.2 million for 2024 from $69.6 million for 2023, which was primarily driven by the effects of changes in foreign currency exchange rates compared to 2023.

Comparison of Depreciation and Amortization for the Years Ended December 31, 2023 and 2022

Depreciation and amortization increased by $10.5 million to $69.6 million for 2023 from $59.1 million for 2022. The effects of foreign currency exchange rates increased depreciation and amortization expense by $5.3 million. The remaining increase in depreciation and amortization expense of $5.2 million was primarily attributed to a higher depreciable asset base in Mexico and Peru.

Segment Results

We have two reportable segments: Mexico and Peru, as discussed in Overview. For purposes of the following comparison of results discussion, "*segment direct costs*" represent direct costs incurred by the segment as they are included in Adjusted EBITDA, such that depreciation and amortization expense, loss on impairment of assets, share-based compensation expense and EiP implementation expenses have been excluded. Organic enrollment is based on average total enrollment for the period. For a further description of our segments, see Overview.

The following tables, derived from our consolidated financial statements included elsewhere in this Form 10-K, present selected financial information of our reportable segments:

| (in millions) | | | | % Change Better/(Worse) | |
For the year ended December 31,	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Revenues:					
Mexico	$ 841.2	$ 782.6	$ 613.9	7%	27%
Peru	725.2	701.7	624.2	3%	12%
Corporate	0.2	—	4.1	nm	(100)%
Consolidated Total Revenues	$1,566.6	$1,484.3	$1,242.3	6%	19%
Adjusted EBITDA:					
Mexico	$ 206.5	$ 177.0	$ 123.4	17%	43%
Peru	283.4	286.9	266.7	(1)%	8%
Corporate	(39.8)	(45.2)	(51.2)	12%	12%
Consolidated Total Adjusted EBITDA	$ 450.1	$ 418.6	$ 338.9	8%	24%

nm – percentage change not meaningful

Mexico

Financial Overview



Comparison of Mexico Results for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

(in millions)	Revenues	Direct Costs	Adjusted EBITDA
December 31, 2023	**$782.6**	**$605.6**	**$177.0**
Organic enrollment[1]	59.8		
Product mix, pricing and timing[1] . . .	22.3		
Organic constant currency	82.1	48.3	33.8
Foreign exchange	(23.5)	(19.2)	(4.3)
December 31, 2024	**$841.2**	**$634.7**	**$206.5**

(1) Organic enrollment and Product mix, pricing and timing are not separable for the calculation of direct costs and therefore are combined and defined as Organic constant currency for the calculation of Adjusted EBITDA.

Revenues increased by $58.6 million, a 7% increase from 2023.

- Organic enrollment increased during 2024 by 8%, increasing revenues by $59.8 million.

- Revenues from our Mexico segment represented 54% of our consolidated total revenues for 2024 compared to 53% for 2023.

Adjusted EBITDA increased by $29.5 million, a 17% increase from 2023, mainly driven by higher revenues.

Comparison of Mexico Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

(in millions)	Revenues	Direct Costs	Adjusted EBITDA
December 31, 2022	**$613.9**	**$490.5**	**$123.4**
Organic enrollment[1]	52.2		
Product mix, pricing and timing[1] . . .	24.9		
Organic constant currency	77.1	44.5	32.6
Foreign exchange	91.6	71.0	20.6
Other[2]	—	(0.4)	0.4
December 31, 2023	**$782.6**	**$605.6**	**$177.0**

(1) Organic enrollment and Product mix, pricing and timing are not separable for the calculation of direct costs and therefore are combined and defined as Organic constant currency for the calculation of Adjusted EBITDA.
(2) Other is composed of acquisition-related contingent liabilities for taxes other-than-income tax, net of changes in recorded indemnification assets.

Revenues increased by $168.7 million, a 27% increase from 2022.

- Organic enrollment increased during 2023 by 10%, increasing revenues by $52.2 million.

- Revenues from our Mexico segment represented 53% of our consolidated total revenues for 2023 compared to 50% for 2022.

Adjusted EBITDA increased by $53.6 million, a 43% increase from 2022, mainly driven by higher revenues, partially offset by higher costs associated with return-to-campus expenses.

Peru

Financial Overview



Revenues

+12% +3%
$624.2 $701.7 $725.2
2022 2023 2024

Adjusted EBITDA

+8% -1%
$266.7 $286.9 $283.4
2022 2023 2024

Comparison of Peru Results for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

(in millions)	Revenues	Direct Costs	Adjusted EBITDA
December 31, 2023	**$701.7**	**$414.8**	**$286.9**
Organic enrollment[(1)]	13.8		
Product mix, pricing and timing[(1)]	12.5		
Organic constant currency	26.3	28.1	(1.8)
Foreign exchange	(2.8)	(1.1)	(1.7)
December 31, 2024	**$725.2**	**$441.8**	**$283.4**

(1) Organic enrollment and Product mix, pricing and timing are not separable for the calculation of direct costs and therefore are combined and defined as Organic constant currency for the calculation of Adjusted EBITDA.

Revenues increased by $23.5 million, a 3% increase from 2023.

• Organic enrollment increased during 2024 by 2%, increasing revenues by $13.8 million.

• Revenues from our Peru segment represented 46% of our consolidated total revenues for 2024 compared to 47% for 2023.

Adjusted EBITDA decreased by $3.5 million, a 1% decrease from 2023, primarily due to higher marketing and bad debt expenses.

Comparison of Peru Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

(in millions)	Revenues	Direct Costs	Adjusted EBITDA
December 31, 2022	**$624.2**	**$357.5**	**$266.7**
Organic enrollment[(1)]	27.1		
Product mix, pricing and timing[(1)]	33.1		
Organic constant currency	60.2	47.3	12.9
Foreign exchange	17.3	10.0	7.3
December 31, 2023	**$701.7**	**$414.8**	**$286.9**

(1) Organic enrollment and Product mix, pricing and timing are not separable for the calculation of direct costs and therefore are combined and defined as Organic constant currency for the calculation of Adjusted EBITDA.

Revenues increased by $77.5 million, a 12% increase from 2022.

- Organic enrollment increased during 2023 by 6%, increasing revenues by $27.1 million.

- Revenues from our Peru segment represented 47% of our consolidated total revenues for 2023 compared to 50% for 2022.

Adjusted EBITDA increased by $20.2 million, an 8% increase from 2022, mainly driven by higher revenues, partially offset by higher costs associated with return-to-campus expenses.

Corporate

Corporate revenues primarily represent miscellaneous other revenues, net of the elimination of intersegment revenues. In 2022, corporate revenues also included transition services agreements related to previous divestitures.

Operating results for Corporate for the years ended December 31, 2024, 2023 and 2022 were as follows:

				% Change Better/(Worse)	
(in millions)	2024	2023	2022	2024 vs. 2023	2023 vs. 2022
Revenues	$ 0.2	$ —	$ 4.1	nm	(100)%
Expenses	40.0	45.2	55.3	12%	18%
Adjusted EBITDA	$(39.8)	$(45.2)	$(51.2)	12%	12%

nm – percentage change not meaningful

Comparison of Corporate Results for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Adjusted EBITDA increased by $5.4 million, a 12% increase from 2023, mainly driven by a decrease in labor costs and other professional fees.

Comparison of Corporate Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Adjusted EBITDA increased by $6.0 million, a 12% increase from 2022, mainly driven by a decrease in labor costs and other professional fees.

Liquidity and Capital Resources

Liquidity Sources

We anticipate that cash flow from operations and available cash will be sufficient to meet our current operating requirements and manage our liquidity needs for at least the next 12 months from the date of issuance of this report.

Our primary source of cash is revenue from tuition charged to students in connection with our various education program offerings. Essentially all of our revenues are generated from private pay sources as there are no material government-sponsored loan programs in Mexico or Peru. We anticipate generating sufficient cash flow from operations in the countries in which we operate to satisfy the working capital and financing needs of our organic growth plans for each country. If our educational institutions within one country were unable to maintain sufficient liquidity, we would consider using internal cash resources or reasonable short-term working capital facilities to accommodate any short- to medium-term shortfalls.

As of December 31, 2024, our cash and cash equivalents were $91.4 million. Our cash accounts are maintained with high-quality financial institutions. The Company also maintains a revolving credit facility (the "Senior Secured Credit Facility") with a syndicate of financial institutions as a source of liquidity. The Senior Secured Credit Facility, pursuant to the Third Amended and Restated Credit Agreement, dated as of October 7, 2019 (the "Credit Agreement", as amended by the First Amendment, dated as of July 20, 2020, the Second Amendment, dated as of December 23, 2022, and, as further amended by the Third Amendment, dated as of September 18, 2023, the "Amended Credit Agreement"), provided for borrowings of $145.0 million of revolving credit loans, which matured on October 7, 2024 (the "Series 2024 Tranche") and $155.0 million of revolving credit loans maturing in September 2028 (the "Series 2028 Tranche") for a $300.0 million aggregate revolving credit facility (the "Revolving Credit Facility"). Given the maturity date of the Series 2024 Tranche, as of December 31, 2024, the borrowing capacity of the Revolving Credit Facility was $155.0 million. As a subfacility under the Revolving Credit Facility, the Amended Credit Agreement provides for letter of credit commitments in the aggregate amount of $10.0 million. From time to time, we draw down on the Revolving Credit Facility, and, in accordance with the terms of the credit agreement, any proceeds drawn on the Revolving Credit Facility may be used for general corporate purposes. As of December 31, 2024, the Company had no outstanding balance borrowed under the Revolving Credit Facility. In addition to the Revolving Credit Facility, our subsidiaries had approximately $80.3 million of available borrowing capacity under lines of credit and short-term borrowing arrangements as of December 31, 2024.

If certain conditions are satisfied, the Amended Credit Agreement also provides for incremental revolving and term loan facilities, at the request of the Company and subject to lender approval, not to exceed (i) the greater of (a) $172.5 million and (b) 50% of the Company's Consolidated EBITDA, plus (ii) additional amounts so long as both immediately before and after giving effect to such incremental facilities the Company's Consolidated Senior Secured Debt to Consolidated EBITDA ratio, as defined in the Amended Credit Agreement, on a pro forma basis, does not exceed 2.25x, plus, (iii) the aggregate amounts of any voluntary repayments of term loans, if any, and aggregate amount of voluntary repayments of revolving credit facilities that are accompanied by a corresponding termination or reduction of revolving credit commitments.

Liquidity Restrictions

Our liquidity is affected by restricted cash balances, which totaled $6.5 million and $7.5 million as of December 31, 2024 and 2023, respectively. Restricted cash consists of cash equivalents held as assets for a supplemental employment retention agreement for a former executive.

Indefinite Reinvestment of Foreign Earnings

We earn a significant portion of our income from subsidiaries located in countries outside the United States. As of December 31, 2024, $80.1 million of our total $91.4 million of cash and cash equivalents were held by foreign subsidiaries. As of December 31, 2023, $82.7 million of our total $89.4 million of cash and cash equivalents were held by foreign subsidiaries. As part of our business strategies, we have determined that the undistributed historical earnings of our foreign operations for which we have not already recorded taxes will be deemed indefinitely reinvested outside of the United States.

Our plans to indefinitely reinvest certain earnings are supported by projected working capital and long-term capital requirements in each foreign subsidiary location in which the earnings are generated. We have analyzed our domestic operation's cash repatriation strategies, projected cash flows, projected working capital and liquidity, and the expected availability within the debt or equity markets to provide funds for our domestic needs. Based on our analysis, we believe we have the ability to indefinitely reinvest our historical foreign earnings that would be subject to tax. If our expectations change based on future developments such that some or all of the undistributed earnings of our foreign subsidiaries may be remitted to the United States in the foreseeable future, we will be required to recognize deferred tax expense and liabilities and pay additional taxes on any amounts that we are unable to repatriate in a tax-free manner.

Liquidity Requirements

Our short-term liquidity requirements include: funding for debt service (including finance leases); operating lease obligations; payments of deferred compensation; working capital; operating expenses; capital expenditures; stock repurchases; and business development activities.

Long-term liquidity requirements include: payments on long-term debt (including finance leases); operating lease obligations; payments of deferred compensation; stock repurchases; and payments of other third-party obligations.

Debt

As of December 31, 2024, our debt obligations consisted of lines of credit and short-term borrowing arrangements of subsidiaries and notes payable, which totaled $53.8 million. In addition, our finance lease obligations and sale-leaseback financings were $48.4 million.

Senior Secured Credit Facility

As of December 31, 2024, there was no balance outstanding under our Senior Secured Credit Facility. As of December 31, 2023, there was a $59.0 million balance outstanding under our Senior Secured Credit Facility.

Other Debt

Other debt includes lines of credit and short-term borrowing arrangements of subsidiaries and notes payable, the significant components of which are described below.

As of December 31, 2024 and 2023, the aggregate outstanding balances on our lines of credit were $30.0 million and $10.9 million, respectively.

One of our subsidiaries in Mexico holds an unsecured term loan which was scheduled to mature in June 2024. During the second quarter of 2024, we entered into a loan modification, which extended the maturity of the loan to June 2029. The loan carries a variable interest rate, plus an applicable margin, which is established based on the ratio of debt to EBITDA, as defined in the agreement (11.74% as of December 31, 2024). Under the loan modification agreement, the current quarterly payments on the loan total MXN $4.3 million ($0.2 million at December 31, 2024) and increase over the remaining term of the loan to MXN $23.4 million ($1.2 million at December 31, 2024), with a balloon payment of MXN 170.0 million ($8.4 million at December 31, 2024) due at maturity. As of December 31, 2024 and 2023, the outstanding balance of this loan was $20.8 million and $29.5 million, respectively.

Covenants

The Amended Credit Agreement provides that, solely with respect to the revolving credit facility, the Company shall not permit its Consolidated Senior Secured Debt to Consolidated EBITDA ratio, as defined in the Amended Credit Agreement, to exceed 3 as of the last day of each quarter commencing with the quarter ending December 31, 2019 and thereafter. The Amended Credit Agreement also provides that if less than 25% of the revolving credit facility is utilized as of that date, then such financial covenant shall not apply. As of December 31, 2024, this condition was satisfied and, therefore, we were not subject to the leverage ratio. In addition, indebtedness at some of our locations contain financial maintenance covenants. We were in compliance with these covenants as of December 31, 2024.

Leases

We conduct a significant portion of our operations from leased facilities, including many of our higher education facilities and other office locations. As discussed in Note 9, Leases, in our consolidated financial statements included elsewhere in this Form 10-K, we have significant operating lease liabilities recorded related to our leased facilities, which will require future cash payments. As of December 31, 2024 and 2023, the present value of operating lease liabilities was $327.1 million and $417.6 million, respectively. Based on the operating leases outstanding at December 31, 2024, $86.5 million of minimum lease payments will be required during 2025. In addition, we had finance lease obligations and sale-leaseback financings of $48.4 million and $57.6 million as of December 31, 2024 and 2023, respectively.

Capital Expenditures

Capital expenditures primarily consist of purchases of property and equipment. Our capital expenditure program is a component of our liquidity and capital management strategy. This program includes discretionary spending, which we can adjust in response to economic and other changes in our business environment, to grow our network through the following: (1) capacity expansion at institutions to support enrollment growth; (2) new campuses for institutions in our existing markets; and (3) information technology to increase efficiency and controls. Our non-discretionary spending includes the maintenance of existing facilities. We typically fund our capital expenditures through cash flow from operations and external financing. In the event that we are unable to obtain the necessary funding for capital expenditures, our long-term growth strategy could be significantly affected. We believe that our internal sources of cash and our ability to obtain additional third-party financing, subject to market conditions, will be sufficient to fund our investing activities.

Our total capital expenditures, excluding receipts from the sale of subsidiaries and property and equipment, were $71.9 million, $56.5 million and $53.1 million during 2024, 2023 and 2022, respectively. The 27% increase in capital expenditures for 2024 compared to 2023 was primarily due to the purchase of a parcel of land and a new campus construction project that began in 2024, combined with higher spending in Mexico for campus consolidation related to the implementation of a real estate optimization plan. The 6% increase in capital expenditures for 2023 compared to 2022 was primarily due to investment in equipment for health science programs in Peru as well as campus expansion and digital innovation in Mexico.

Stock Repurchase Program

On September 13, 2024, the Company announced that its Board of Directors had approved a new stock repurchase program to acquire up to $100 million of the Company's common stock. The Company's repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Repurchases may be effected pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. The Company's Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. As of December 31, 2024, the approximate dollar value of shares yet to be purchased under this stock repurchase program was $98.0 million. The Company intends to finance the repurchases with free cash flow, excess cash and liquidity on-hand, including available capacity under its Revolving Credit Facility.

Cash Flows

In the consolidated statements of cash flows, the changes in operating assets and liabilities are presented excluding the effects of exchange rate changes and reclassifications, as these effects do not represent operating cash flows. Accordingly, the amounts in the consolidated statements of cash flows do not agree with the changes of the operating assets and liabilities as presented in the consolidated balance sheets. The effects of exchange rate changes on cash are presented separately in the consolidated statements of cash flows.

The following table summarizes our cash flows from operating, investing, and financing activities for each of the past three fiscal years:

(in millions)	2024	2023	2022
Cash provided by (used in):			
Operating activities	$ 232.7	$ 250.8	$ 178.2
Investing activities	(57.5)	(51.9)	30.3
Financing activities	(166.9)	(201.9)	(461.6)
Effects of exchange rate changes on cash	(7.5)	6.6	1.2
Change in cash included in current assets held for sale	0.3	(0.5)	—
Net change in cash and cash equivalents and restricted cash	$ 1.0	$ 3.1	$(251.8)

Comparison of Cash Flows for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

Operating activities

Cash provided by operating activities decreased by $18.1 million to $232.7 million for 2024, compared to $250.8 million for 2023. This decrease in operating cash inflows was attributable to an increase in cash paid for taxes of $23.5 million, from $171.3 million in 2023 to $194.8 million in 2024, which was primarily driven by taxes paid during 2024 as a result of the distribution of certain intercompany loans. This decrease in operating cash inflows was partially offset by lower cash paid for interest of $3.7 million, from $20.3 million in 2023 to $16.6 million in 2024, attributable to lower average debt balances in 2024 compared to 2023. In addition, higher operating income combined with the net effect of changes in operating assets and liabilities increased operating cash flows by $1.7 million compared to 2023.

Investing activities

Cash used in investing activities increased by $5.6 million to $(57.5) million for 2024 from $(51.9) million for 2023. This increase in investing cash outflows was primarily attributable to higher capital expenditures of $15.4 million compared to 2023, mainly driven by the purchase of land and construction costs for a new campus in 2024. In addition, the year-over-year change in cash flows related to run-out activity from previously sold discontinued operations decreased investing cash flows by $7.9 million to a cash outflow of $(3.6) million for 2024 from a cash inflow of $4.3 million for 2023, which was primarily driven by a payment in 2024 to settle an indemnification claim in connection with the 2021 sale of the Walden Group, combined with the year-over-year effect of the collection of an earnout receivable in 2023 related to the 2021 sale of our Brazilian operations. These increases in investing cash outflows were partially offset by higher cash proceeds from the sale of property and equipment of $17.7 million, which was primarily related to the sale of certain real estate in the United States and Mexico during 2024.

Financing activities

Cash used in financing activities decreased by $35.0 million to $(166.9) million for 2024 from $(201.9) million for 2023. This decrease in financing cash outflows was primarily attributable to lower payments of special dividends and distributions of $110.8 million, from $112.5 million in 2023 to $1.7 million in 2024. Additionally, net payments of long-term debt during 2024 as compared to 2023 were lower by $29.3 million. These decreases in financing cash outflows were partially offset by payments for common stock repurchases of $102.1 million during 2024. Other items accounted for the remaining difference of $3.0 million.

Comparison of Cash Flows for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Operating activities

Cash provided by operating activities increased by $72.6 million to $250.8 million for 2023, compared to $178.2 million for 2022. This increase in operating cash flows was attributable to higher operating income, combined with the net effect of changes in operating assets and liabilities, which increased operating cash by $93.6 million compared to 2022. This increase in cash inflows was offset in part by an increase in cash paid for taxes of $17.5 million, from $153.8 million in 2022 to $171.3 million in 2023, which was a result of higher tax prepayments during the 2023 period in Mexico and Peru, partially offset by tax refunds in the United States. Additionally, cash paid for interest increased by $3.5 million, from $16.8 million in 2022 to $20.3 million in 2023, attributable to higher average debt balances in 2023.

Investing activities

Cash from investing activities decreased by $82.2 million to a cash outflow of $(51.9) million for 2023 from a cash inflow of $30.3 million in 2022. This decrease in investing cash flows was attributable to lower cash receipts from the sales of discontinued operations and property and equipment of $78.9 million, from $83.4 million, net, during 2022 (primarily related to the receipt of the escrow receivable in connection with the 2021 sale of Walden University and the collection of certain receivables from the 2021 sale of our Brazilian operations) to $4.5 million, net, in 2023 (primarily related to the receipt of an earnout receivable from the sale of our Brazilian operations). Additionally, cash used for capital expenditures increased by $3.4 million compared to 2022, mainly driven by investment in equipment for health science programs in Peru as well as campus expansion and digital innovation in Mexico. Other items accounted for the remaining difference of $0.1 million.

Financing activities

Cash used in financing activities decreased by $259.7 million to $(201.9) million for 2023 from $(461.6) million for 2022. This decrease in financing cash outflows was attributable to the year-over-year effect of $282.2 million of payments made during 2022 for common stock repurchases. In addition, payments of special dividends and distributions were lower by $140.7 million, from $253.2 million in 2022 to $112.5 million in 2023. These decreases in financing cash outflows were partially offset by: (1) higher net payments of long-term debt during 2023 as compared to 2022, for a change of $152.2 million; (2) lower proceeds from the exercise of common stock options of $10.9 million; and (3) payment of debt issuance costs of $1.3 million during 2023 in connection with the amendment of our Senior Secured Credit Facility. Other items accounted for the remaining difference of $1.2 million.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Our significant accounting policies are discussed in Note 2, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this Form 10-K. Our critical accounting policies require the most significant judgments and estimates about the effect of matters that are inherently uncertain. As a result, these accounting policies and estimates could materially affect our financial statements and are critical to the understanding of our results of operations and financial condition. Management has discussed the selection of these critical accounting policies and estimates with the Audit and Risk Committee of the Board of Directors.

Goodwill and Indefinite-lived Intangible Assets

We perform annual impairment tests of indefinite-lived intangible assets, including goodwill and tradenames, as of October 1st each year. We also evaluate these assets on an interim basis if events or changes in circumstances between annual tests indicate that the assets may be impaired. We have not made material changes to the methodology used to assess impairment loss on indefinite-lived tradenames during the past three fiscal years. If the estimates and related assumptions used in assessing the recoverability of our goodwill and indefinite-lived tradenames decline, we may be required to record impairment charges for those assets. We base our fair value estimates on assumptions that we believe to be reasonable but that are unpredictable and inherently uncertain. Actual results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units.

Goodwill

On January 1, 2020, the Company adopted Accounting Standards Update (ASU) No. 2017-04, Intangibles— Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. This ASU requires entities to calculate goodwill impairment as the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Under the updated guidance, the Company continues to have the option of first performing a qualitative goodwill impairment assessment (i.e., step zero) in order to determine if a quantitative impairment test is necessary. A reporting unit is defined as a component of an operating segment for which discrete financial information is available and regularly reviewed by management of the segment. Based on the qualitative assessment, if we determine that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, the quantitative impairment test is not required.

If we do not perform the qualitative assessment for a reporting unit or determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative fair value-based test is performed. We estimate the fair value of each reporting unit, and, if the carrying amount of the reporting unit is less than the reporting unit's estimated fair value, then there is no goodwill impairment. If the carrying amount of the reporting unit exceeds its estimated fair value, then goodwill is impaired and the difference between the reporting unit's carrying amount and its fair value is recognized as a loss on impairment of assets in the Consolidated Statements of Operations. We completed our annual impairment testing, and no impairments of goodwill were identified.

Our valuation approach to estimate the fair value of a reporting unit has historically utilized a weighted combination of a discounted cash flow analysis and a market multiples analysis. The discounted cash flow analysis relies on historical data and internal estimates, which are developed as a part of our long-range plan process, and includes an estimate of terminal value based on these expected cash flows using the generally accepted Gordon Dividend Growth formula, which derives a valuation using an assumed perpetual annuity based on the reporting unit's residual cash flows. The discount rate is based on the generally accepted Weighted Average Cost of Capital methodology, and is derived using a cost of equity based on the generally accepted Capital Asset Pricing Model and a cost of debt based on the typical rate paid by market participants. The market multiples analysis utilizes multiples of business enterprise value to revenues, operating income and earnings before interest, taxes, depreciation and amortization of comparable publicly traded companies and multiples based on fair value transactions where public information is available. Significant assumptions used in estimating the fair value of each reporting unit include: (1) the revenue and profitability growth rates and (2) the discount rate.

If we perform a quantitative impairment test, we also evaluate the sensitivity of a change in assumptions related to goodwill impairment, assessing whether a 10% reduction in our estimates of revenue or a 1% increase in our estimated discount rates would result in impairment of goodwill.

We completed our initial public offering (IPO) on February 6, 2017 at an initial public offering price that was below the expected range, and since then our stock price at times has traded below the initial public offering price. While our market capitalization is currently in excess of the carrying value of our stockholders' equity, a significant decline in our stock price for an extended period of time could be considered an impairment indicator that would cause us to perform an interim impairment test that could result in additional impairments of goodwill or other intangible assets.

Indefinite-lived Intangible Assets

Indefinite-lived intangible assets include acquired indefinite-lived tradenames. Indefinite-lived tradenames are evaluated annually as of October 1st each year for impairment as well as on an interim basis if events or changes in circumstances between annual tests indicate that the asset may be impaired. The Company has the option of first performing a qualitative impairment test to determine if a quantitative impairment test is necessary. Based on the qualitative assessment, if we determine that it is more likely than not that the fair value of the indefinite-lived intangible is greater than its carrying amount, the quantitative impairment test is not required. If required, the quantitative impairment test for indefinite-lived tradenames generally requires a new determination of the fair value of the intangible asset using the relief-from-royalty method. This method estimates the amount of royalty expense that we would expect to incur if the assets were licensed from a third party. We use publicly available information in determining certain assumptions to assist us in estimating fair value using market participant assumptions. If the fair value of the intangible asset is less than its carrying value, the intangible asset is adjusted to its new estimated fair value, and an impairment loss is recognized. Significant assumptions used in estimating the fair value of indefinite-lived tradenames include: (1) the revenue growth rates; (2) the discount rates; and (3) the estimated royalty rates.

Long-Lived Assets

We evaluate our long-lived assets, including property and equipment, to determine whether events or changes in circumstances indicate that the remaining estimated useful lives of such assets may warrant revision or that their carrying values may not be fully recoverable.

Indicators of impairment include, but are not limited to:

- a significant deterioration of operating results;
- a change in regulatory environment;
- a change in business plans; or
- an adverse change in anticipated cash flows.

If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discounted cash flow method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk. We use judgment in determining whether a triggering event has occurred and in estimating future cash flows and fair value. Changes in our judgments could result in impairments in future periods.

Income Taxes

We record the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the expected future tax consequences of events that we have recognized in our consolidated financial statements or tax returns. We exercise judgment in assessing future profitability and the likely future tax consequences of these events.

Deferred Taxes

Estimates of deferred tax assets and liabilities are based on current tax laws, rates and interpretations, and, in certain cases, business plans and other expectations about future outcomes. We develop estimates of future profitability based upon historical data and experience, industry projections, forecasts of general economic conditions, and our own expectations. Our accounting for deferred tax consequences represents management's best estimate of future events that can be appropriately reflected in our accounting estimates. Changes in existing tax laws and rates, their related interpretations, as well as the uncertainty generated by the current economic environment, may impact the amounts of deferred tax liabilities or the valuations of deferred tax assets.

Tax Contingencies

We are subject to regular review and audit by both domestic and foreign tax authorities. We apply a more-likely-than-not threshold for tax positions, under which we must conclude that a tax position is more likely than not to be sustained in order for us to continue to recognize the benefit. This assumes that the position will be examined by the appropriate taxing authority and that full knowledge of all relevant information is available. In determining the provision for income taxes, judgment is used, reflecting estimates and assumptions, in applying the more-likely-than-not threshold. A change in the assessment of the outcome of a tax review or audit could materially adversely affect our consolidated financial statements.

See Note 12, Income Taxes, in our consolidated financial statements included elsewhere in this Form 10-K for details of our deferred taxes and tax contingencies.

Indefinite Reinvestment of Foreign Earnings

We earn substantially all of our income from subsidiaries located in countries outside the United States. Deferred tax liabilities have not been recognized for undistributed historical foreign earnings that would be subject to tax because management believes that the historical retained earnings will be indefinitely reinvested outside the United States under the Company's planned tax-neutral methods. Our assertion that earnings from our foreign operations will be indefinitely reinvested is supported by projected working capital and long-term capital plans in each foreign subsidiary location in which the earnings are generated. Additionally, we believe that we have the ability to indefinitely reinvest foreign earnings based on our domestic operation's cash repatriation strategies, projected cash flows, projected working capital and liquidity, and the expected availability of capital within the debt or equity markets. If our expectations change based on future developments, such that some or all of the undistributed earnings of our foreign subsidiaries may be remitted to the United States in the foreseeable future, we will be required to recognize deferred tax expense and liabilities on any amounts that we are unable to repatriate in a tax-free manner.

Revenue Recognition

Our revenues primarily consist of tuition and educational service revenues. We also generate other revenues from student fees and other education-related activities. These other revenues are less material to our overall financial results and have a tendency to trend with tuition revenues. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. These revenues are recognized net of scholarships and other discounts, refunds and waivers. For further description, see also Note 3, Revenue, in our consolidated financial statements included elsewhere in this Form 10-K.

Allowance for Doubtful Accounts

Receivables are deemed to be uncollectible when they have been outstanding for two years, or earlier when collection efforts have ceased, at which time they are written off. Prior to that, we record an allowance for doubtful accounts to reduce our receivables to their net realizable value. Our allowance estimation methodology is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions and student enrollment status. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance account and bad debt expense.

Share-Based Compensation

We have granted restricted stock, restricted stock units and performance awards for which the vesting is based on our annual performance metrics. For interim periods, we use our year-to-date actual results, financial forecasts, and other available information to estimate the probability of the award vesting based on the performance metrics. The related compensation expense recognized is affected by our estimates of the vesting probability of these performance awards. See Note 11, Share-based Compensation and Equity, in our consolidated financial statements included elsewhere in this Form 10-K for further discussion of these arrangements.

Recently Issued Accounting Standards

Refer to Note 2, Significant Accounting Policies, in our consolidated financial statements included elsewhere in this Form 10-K for recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from fluctuations in interest rates and foreign currency exchange rates. We may seek to control a portion of these risks through a risk-management program that includes the use of derivatives to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates. As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes.

Interest Rate Risk

We are subject to risk from fluctuations in interest rates, primarily relating to our Senior Secured Credit Facility and certain local debt, which bear interest at variable rates. Based on our outstanding variable-rate debt as of December 31, 2024, an increase of 100 basis points in our weighted-average interest rate would result in an increase in interest expense of $0.2 million on an annual basis.

Foreign Currency Exchange Risk

We use the USD as our reporting currency. We derived substantially all of our revenues outside of the United States for the year ended December 31, 2024. Our business is transacted through a network of international and domestic subsidiaries, generally in the local currency, considered the functional currency for that subsidiary.

Our foreign currency exchange rate risk is related to the following items:

- Adjustments relating to the translation of our assets and liabilities from the subsidiaries' functional currencies to USD. These adjustments are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets.

- Gains and losses resulting from foreign currency exchange rate changes related to intercompany loans that are not deemed to have the characteristics of a long-term investment. These gains and losses are recorded in foreign currency exchange gain (loss) on our consolidated statements of operations.

- Gains and losses on foreign currency transactions. These gains and losses are recorded in foreign currency exchange gain (loss) on our consolidated statements of operations.

For the year ended December 31, 2024, a hypothetical 10% adverse change in average annual foreign currency exchange rates would have decreased Revenues, Operating income and Adjusted EBITDA by approximately $156.6 million, $43.6 million and $50.4 million, respectively. We monitor the impact of foreign currency movements related to differences between our subsidiaries' local currencies and the USD.

Item 8. Financial Statements and Supplementary Data

Report of Management on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. We conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on our evaluation, we have concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP (PCAOB No. 238), an independent registered public accounting firm, as stated in their report which appears herein.

Date: February 20, 2025

/s/ EILIF SERCK-HANSSEN

Eilif Serck-Hanssen
President and Chief Executive Officer

/s/ RICHARD M. BUSKIRK

Richard M. Buskirk
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Laureate Education, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Laureate Education, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As described in Notes 2 and 3 to the consolidated financial statements, the Company's revenue was $1,566.6 million for the year ended December 31, 2024. The Company's revenues primarily consist of tuition and educational services revenues. Other revenues, such as revenues from student fees and other education-related activities, are less material to the overall financial results and have a tendency to trend with tuition revenues. Revenues are recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration that management expects to be entitled to in exchange for those goods or services. These revenues are recognized net of scholarships and other discounts, refunds and waivers.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others, (i) testing the completeness, accuracy, and occurrence of revenue recognized for samples of revenue transactions by obtaining and inspecting source documents, such as student contracts and registration, transcripts, the universities' academic calendar and academic catalogue, and subsequent cash receipts, where applicable; (ii) testing samples of outstanding student balances as of December 31, 2024 by obtaining and inspecting subsequent cash receipts and for balances not paid, obtaining and inspecting source documents, such as student contracts and registration and transcripts, where applicable; and (iii) testing deferred revenue, on a sample basis, by obtaining and inspecting source documents, such as student contracts and registration and the academic calendar, where applicable.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland
February 20, 2025

We have served as the Company's auditor since 2007, which includes periods before the Company became subject to SEC reporting requirements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
IN THOUSANDS, except per share amounts

For the years ended December 31,	2024	2023	2022
Revenues	$1,566,642	$1,484,288	$1,242,271
Costs and expenses:			
Direct costs	1,146,883	1,089,781	907,365
General and administrative expenses	45,776	52,612	64,750
Loss on impairment of assets	—	3,073	144
Operating income	373,983	338,822	270,012
Interest income	8,058	9,085	7,567
Interest expense	(18,102)	(20,986)	(16,418)
Other income (expense), net	1,222	(325)	770
Foreign currency exchange gain (loss), net	50,658	(75,702)	(17,444)
(Loss) gain on disposals of subsidiaries, net	(1,304)	3,567	1,364
Loss on debt extinguishment	(31)	—	—
Income from continuing operations before income taxes and equity in net income of affiliates	414,484	254,461	245,851
Income tax expense	(118,979)	(137,603)	(185,391)
Equity in net income of affiliates, net of tax	237	171	258
Income from continuing operations	295,742	117,029	60,718
Income (loss) from discontinued operations, net of tax benefit (expense) of $0, $0 and $508, respectively	654	(9,762)	8,260
Net income	296,396	107,267	68,978
Net loss attributable to noncontrolling interests	78	323	595
Net income attributable to Laureate Education, Inc.	$ 296,474	$ 107,590	$ 69,573
Basic earnings per share:			
Income from continuing operations	$ 1.93	$ 0.75	$ 0.37
Income (loss) from discontinued operations	—	(0.06)	0.05
Basic earnings per share	$ 1.93	$ 0.69	$ 0.42
Diluted earnings per share:			
Income from continuing operations	$ 1.92	$ 0.74	$ 0.36
Income (loss) from discontinued operations	—	(0.06)	0.05
Diluted earnings per share	$ 1.92	$ 0.68	$ 0.41

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
IN THOUSANDS

For the years ended December 31,	2024	2023	2022
Net income	$ 296,396	$107,267	$ 68,978
Other comprehensive income (loss):			
Foreign currency translation adjustment, net of tax of $0 for all years	(189,647)	170,201	77,233
Minimum pension liability adjustment, net of tax of $270, $206 and $140, respectively	(416)	82	560
Total other comprehensive (loss) income	(190,063)	170,283	77,793
Comprehensive income	106,333	277,550	146,771
Net comprehensive loss attributable to noncontrolling interests	75	320	582
Comprehensive income attributable to Laureate Education, Inc.	$ 106,408	$277,870	$147,353

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
IN THOUSANDS, except per share amounts

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 91,350	$ 89,392
Restricted cash	6,504	7,505
Receivables:		
Accounts and notes receivable	189,124	173,571
Other receivables	3,190	3,509
Allowance for doubtful accounts	(100,527)	(84,967)
Receivables, net	91,787	92,113
Income tax receivable	7,086	15,224
Prepaid expenses and other current assets	30,020	19,284
Current assets held for sale	564	889
Total current assets	227,311	224,407
Property and equipment:		
Land	127,413	129,229
Buildings	347,522	377,954
Furniture, equipment and software	504,648	556,134
Leasehold improvements	125,690	137,171
Construction in-progress	27,997	22,673
Accumulated depreciation and amortization	(619,018)	(660,935)
Property and equipment, net	514,252	562,226
Operating lease right-of-use assets, net	292,387	371,611
Goodwill	563,404	661,482
Tradenames, net	147,911	169,183
Deferred costs, net	4,732	4,981
Deferred income taxes	60,823	71,426
Other assets	40,830	44,896
Long-term assets held for sale	10,410	15,404
Total assets	$1,862,060	$2,125,616

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
IN THOUSANDS, except per share amounts

	December 31, 2024	December 31, 2023
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 35,340	$ 43,239
Accrued expenses	60,972	69,464
Accrued compensation and benefits	91,311	96,652
Deferred revenue and student deposits	64,340	69,351
Current portion of operating leases	48,170	57,514
Current portion of long-term debt and finance leases	41,260	52,828
Income taxes payable	2,371	40,204
Other current liabilities	22,941	22,714
Current liabilities held for sale	1,190	1,248
Total current liabilities	367,895	453,214
Long-term operating leases, less current portion	278,957	360,120
Long-term debt and finance leases, less current portion	59,027	112,241
Deferred compensation	8,269	9,511
Income taxes payable	136,473	140,492
Deferred income taxes	12,433	56,490
Other long-term liabilities	31,984	34,151
Long-term liabilities held for sale	8,479	10,259
Total liabilities	903,517	1,176,478
Redeemable noncontrolling interests and equity	1,398	1,398
Stockholders' equity:		
Preferred stock, par value $0.001 per share – 50,000 shares authorized and no shares issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Common stock, par value $0.004 per share – 700,000 shares authorized, 150,794 shares issued and outstanding as of December 31, 2024 and 157,586 shares issued and outstanding as of December 31, 2023	604	630
Additional paid-in capital	1,129,511	1,179,721
Retained earnings	291,644	41,862
Accumulated other comprehensive loss	(462,210)	(272,144)
Total Laureate Education, Inc. stockholders' equity	959,549	950,069
Noncontrolling interests	(2,404)	(2,329)
Total stockholders' equity	957,145	947,740
Total liabilities and stockholders' equity	$1,862,060	$2,125,616

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
IN THOUSANDS

| | Laureate Education, Inc. Stockholders | | | | | | | |
| | Common Stock | | Additional paid-in capital | Retained earnings | Accumulated other comprehensive loss | Treasury stock at cost | Non-controlling interests | Total stockholders' equity |
	Shares	Amount						
Balance at December 31, 2021	180,611	$ 915	$ 2,388,783	$ 15,523	$ (520,204)	$ (744,174)	$ (1,285)	$1,139,558
Non-cash stock compensation	—	—	8,776	—	—	—	—	8,776
Exercise of stock options and vesting of restricted stock and restricted stock units, net of shares withheld to satisfy tax withholding	1,948	8	11,214	—	—	—	—	11,222
Purchase of treasury stock at cost	(25,546)	—	—	—	—	(282,098)	—	(282,098)
Special cash distribution, special cash dividend, and equitable adjustments to stock-based compensation awards	—	—	(204,336)	(45,852)	—	—	—	(250,188)
Change in noncontrolling interests	—	—	2	—	—	—	(2)	—
Reclassification of redeemable equity to non-redeemable equity	—	—	316	—	—	—	—	316
Net income	—	—	—	69,573	—	—	(595)	68,978
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	77,220	—	13	77,233
Minimum pension liability adjustment, net of tax of $140	—	—	—	—	560	—	—	560
Balance at December 31, 2022	157,013	$ 923	$ 2,204,755	$ 39,244	$(442,424)	$(1,026,272)	$(1,869)	$ 774,357
Non-cash stock compensation	—	—	7,114	—	—	—	—	7,114
Exercise of stock options and vesting of restricted stock and restricted stock units, net of shares withheld to satisfy tax withholding	573	2	(270)	—	—	—	—	(268)
Retirement of treasury stock		(295)	(1,025,977)	—	—	1,026,272	—	—
Special cash dividend and equitable adjustments to stock-based compensation awards	—	—	(5,917)	(104,972)	—	—	—	(110,889)
Change in noncontrolling interests	—	—	16	—	—	—	(140)	(124)
Net income	—	—	—	107,590	—	—	(323)	107,267
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	170,198	—	3	170,201
Minimum pension liability adjustment, net of tax of $206	—	—	—	—	82	—	—	82
Balance at December 31, 2023	157,586	$ 630	$ 1,179,721	$ 41,862	$(272,144)	$ —	$(2,329)	$ 947,740
Non-cash stock compensation	—	—	7,843	—	—	—	—	7,843
Exercise of stock options and vesting of restricted stock and restricted stock units, net of shares withheld to satisfy tax withholding	484	1	(1,776)	—	—	—	—	(1,775)
Stock repurchase and retirement	(7,276)	(27)	(56,328)	(46,692)	—	—	—	(103,047)
Special cash dividend and equitable adjustments to stock-based compensation awards	—	—	51	—	—	—	—	51
Net income	—	—	—	296,474	—	—	(78)	296,396
Foreign currency translation adjustment, net of tax of $0	—	—	—	—	(189,650)	—	3	(189,647)
Minimum pension liability adjustment, net of tax of $270	—	—	—	—	(416)	—	—	(416)
Balance at December 31, 2024	150,794	$ 604	$ 1,129,511	$ 291,644	$(462,210)	$ —	$(2,404)	$ 957,145

The accompanying notes are an integral part of these consolidated financial statements.

LAUREATE EDUCATION, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
IN THOUSANDS

For the years ended December 31,	2024	2023	2022
Cash flows from operating activities			
Net income	$ 296,396	$ 107,267	$ 68,978
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	68,241	69,618	59,132
Amortization of operating lease right-of-use assets	36,969	33,235	29,394
Loss on impairment of assets	—	3,073	144
(Gain) loss on sales and disposal of subsidiaries, property and equipment and leases, net	(5,103)	9,603	(11,146)
Non-cash interest expense	1,541	1,018	1,591
Non-cash share-based compensation expense	7,843	7,114	8,776
Bad debt expense	55,753	43,733	21,972
Deferred income taxes	(38,524)	(55,856)	(530)
Unrealized foreign currency exchange (gain) loss	(53,109)	75,488	13,907
Non-cash loss from non-income tax contingencies	—	—	743
Loss on debt extinguishment	31	—	—
Other, net	(2,910)	283	6,086
Changes in operating assets and liabilities:			
Receivables	(57,975)	(51,738)	(27,524)
Prepaid expenses and other assets	(15,188)	2,621	4,800
Accounts payable and accrued expenses	4,748	(4,260)	(10,464)
Income tax receivable/payable, net	(30,612)	23,298	31,330
Deferred revenue and other liabilities	(35,368)	(13,717)	(18,959)
Net cash provided by operating activities	232,733	250,780	178,230
Cash flows from investing activities			
Purchase of property and equipment	(71,886)	(56,437)	(52,756)
Expenditures for deferred costs	(17)	(20)	(312)
Receipts from sales of property and equipment	17,964	274	468
Net (payments) receipts related to sales of discontinued operations	(3,610)	4,265	82,946
Net cash (used in) provided by investing activities	(57,549)	(51,918)	30,346
Cash flows from financing activities			
Proceeds from issuance of long-term debt, net of original issue discount	155,146	153,772	496,253
Payments on long-term debt	(215,560)	(243,438)	(433,705)
Payments to purchase noncontrolling interests	—	(123)	—
Payments of special dividends, special cash distributions, and dividend equivalent rights	(1,714)	(112,478)	(253,188)
Proceeds from exercise of stock options	230	2,308	13,216
Payments to repurchase common stock	(102,067)	—	(282,151)
Withholding of shares to satisfy tax withholding for vested stock awards and exercised stock options	(2,894)	(623)	(1,994)
Payment of debt issuance costs	(79)	(1,306)	—
Net cash used in financing activities	(166,938)	(201,888)	(461,569)
Effects of exchange rate changes on Cash and cash equivalents and Restricted cash	(7,546)	6,641	1,202
Change in cash included in current assets held for sale	257	(502)	—
Net change in Cash and cash equivalents and Restricted cash	957	3,113	(251,791)
Cash and cash equivalents and Restricted cash at beginning of period	96,897	93,784	345,575
Cash and cash equivalents and Restricted cash at end of period	$ 97,854	$ 96,897	$ 93,784

The accompanying notes are an integral part of these consolidated financial statements.

Laureate Education, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars and shares in thousands)

Note 1. Description of Business

Laureate Education, Inc. and subsidiaries (hereinafter Laureate, we, us, our, or the Company) provide higher education programs and services to students through a portfolio of degree-granting higher education institutions in Mexico and Peru. Laureate's programs are provided through institutions that are campus-based and through electronically distributed educational programs (online). We are domiciled in Delaware as a public benefit corporation, a demonstration of our long-term commitment to our mission to benefit our students and society. The Company completed its initial public offering (IPO) on February 6, 2017, and its shares are listed on the Nasdaq Global Select Market under the symbol "LAUR."

Note 2. Significant Accounting Policies

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States (GAAP) requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Principles of Consolidation

General

Our Consolidated Financial Statements include all accounts of Laureate and our majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Noncontrolling Interests

A noncontrolling interest is the portion of a subsidiary that is not attributable to us either directly or indirectly. A noncontrolling interest can also be referred to as a minority interest. We recognize noncontrolling interest holders' share of equity and net income or loss separately in Noncontrolling interests in the Consolidated Balance Sheets and Net loss attributable to noncontrolling interests in the Consolidated Statements of Operations.

Foreign Currency Translation and Transaction Gains and Losses

The United States Dollar (USD) is the reporting currency of Laureate. Our subsidiaries' financial statements are maintained in their functional currencies. The functional currency of each of our foreign subsidiaries is the currency of the economic environment in which the subsidiary primarily does business. Our foreign subsidiaries' financial statements are translated into USD using the exchange rates applicable to the dates of the financial statements. Assets and liabilities are translated into USD using the period-end spot foreign exchange rates. Income and expenses are translated at the weighted-average exchange rates in effect during the period. Equity accounts are translated at historical exchange rates. The effects of these translation adjustments are reported as a component of Accumulated other comprehensive income (loss) included in the Consolidated Statements of Stockholders' Equity.

In the past, Laureate has had certain intercompany loans that were deemed to have the characteristics of a long-term investment. That is, the settlement of the intercompany loan was not planned or anticipated in the foreseeable future. Transaction gains and losses related to these types of loans were recorded as a component of Accumulated other comprehensive income (loss) included in the Consolidated Statements of Stockholders' Equity. Transaction gains and losses related to all other intercompany loans are included in Foreign currency exchange gain (loss), net in the Consolidated Statements of Operations.

For any transaction that is in a currency different from the entity's functional currency, Laureate records a gain or loss based on the difference between the exchange rate at the transaction date and the exchange rate at the transaction settlement date (or rate at period end, if unsettled) as Foreign currency exchange gain (loss), net in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Laureate considers all highly liquid investments that are purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash includes cash equivalents held as assets for a supplemental employment retention agreement for a former executive. In addition, Laureate may at times have restricted cash in escrow or otherwise have cash that is not available for use in current operations.

Financial Instruments

Laureate's financial instruments consist of cash and cash equivalents, restricted cash, accounts and notes receivable, other receivables, accounts payable, debt, and operating and finance lease obligations. The fair value of these financial instruments approximates their carrying amounts reported in the Consolidated Balance Sheets, as discussed in Note 8, Debt.

Our cash accounts are maintained with high-quality financial institutions. Our accounts receivable are not concentrated with any one significant customer.

Accounts and Notes Receivable

We recognize student receivables when an academic session begins, although students generally enroll in courses prior to the start of the academic session. Receivables are recognized only to the extent that it is probable that we will collect substantially all of the consideration to which we are entitled in exchange for the goods and services that will be transferred to the student. Occasionally, certain of our institutions have sold certain student receivables to local financial institutions without recourse. These transactions were deemed sales of receivables and the receivables were derecognized from our Consolidated Balance Sheets.

Allowance for Doubtful Accounts

Receivables are deemed to be uncollectible when they have been outstanding for two years, or earlier when collection efforts have ceased, at which time they are written off. Prior to that, Laureate records an allowance for doubtful accounts to reduce our receivables to their net realizable value. Our allowance estimation methodology is based on the age of the receivables, the status of past-due amounts, historical collection trends, current economic conditions and student enrollment status. In the event that current collection trends differ from historical trends, an adjustment is made to the allowance account and bad debt expense.

The reconciliations of the beginning and ending balances of the Allowance for doubtful accounts were as follows:

For the years ended December 31,	2024	2023	2022
Balance at beginning of period	$ 84,967	$ 61,882	$ 62,226
Additions: charges to bad debt expense	55,753	43,733	21,972
Deductions [1]	(40,193)	(20,648)	(22,316)
Balance at end of period	$100,527	$ 84,967	$ 61,882

[1] Deductions include accounts receivable written off against the allowance (net of recoveries) and foreign currency translation.

Property and Equipment, and Leased Assets

Property and equipment includes land, buildings, furniture, equipment, software, library books, leasehold improvements, and construction in-progress. We record property and equipment at cost less accumulated depreciation and amortization. Software that is developed for internal use is classified within the line item titled Furniture, equipment and software in our Consolidated Balance Sheets. Repairs and maintenance costs are expensed as incurred. Assets under construction are recorded in Construction in-progress until they are available for use. Interest is capitalized as a component of the cost of projects during the construction period.

We conduct a significant portion of our operations at leased facilities, including many of Laureate's higher education facilities and other office locations. Laureate analyzes each lease agreement to determine whether it should be classified as a finance lease or an operating lease. For operating leases, right-of-use (ROU) assets and lease liabilities are recognized at the commencement date of the lease based on the estimated present value of lease payments over the lease term. For finance leases, we initially record the assets and lease liabilities at the present value of the future minimum lease payments. As most of the Company's leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The significant assumption used in estimating the present value of the lease payments is the incremental borrowing rate.

Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements, including structural improvements, are amortized using the straight-line method over the lesser of the estimated useful life of the asset or the lease term, including reasonably assured renewals or purchase options that are considered likely to be exercised. Laureate includes the amortization of assets recorded under finance leases within depreciation expense. Assets under finance leases are typically amortized over the related lease term using the straight-line method. We recognize operating lease rent expense on a straight-line basis over the lease term.

Depreciation and amortization periods are as follows:

Buildings	10-50 years
Furniture, equipment and software	2-10 years
Leasehold improvements	2-25 years

Direct and Deferred Costs

Direct costs reported on the Consolidated Statements of Operations represent the cost of operations, including selling and administrative expenses, which are directly attributable to specific business units.

Deferred costs on the Consolidated Balance Sheets consist primarily of direct costs associated with costs to obtain a contract. As discussed in Note 3, Revenue, Laureate defers certain commissions and bonuses earned by third-party agents and our employees that are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are amortized over the period of benefit which ranges from two to four years. As of December 31, 2024 and 2023, the unamortized balances of contract costs were $4,482 and $4,527, respectively.

Debt Issuance Costs

Debt issuance costs were paid as a result of certain debt transactions and are presented as a deduction from debt. These debt issuance costs are amortized over the term of the associated debt instruments. The amortization expense is recognized as a component of Interest expense in the Consolidated Statements of Operations. As of December 31, 2024 and 2023, the unamortized balances of debt issuance costs were $1,858 and $2,372, respectively.

Goodwill, Other Intangible Assets and Long-lived Assets

Goodwill

Goodwill primarily represents the amounts paid by Wengen Alberta, Limited Partnership (Wengen) in excess of the fair value of the net assets acquired in the August 2007 leveraged buyout transaction (LBO), plus the excess purchase price over fair value of net assets for businesses acquired after the LBO transaction.

Goodwill is evaluated annually as of October 1st each year for impairment at the reporting unit level, in accordance with ASC 350, "Intangibles - Goodwill and Other." We also evaluate goodwill for impairment on an interim basis if events or changes in circumstances between annual tests indicate that the asset may be impaired. Goodwill is impaired when the carrying amount of a reporting unit's goodwill exceeds its implied fair value. A reporting unit is defined as a component of an operating segment for which discrete financial information is available and regularly reviewed by management of the segment.

On January 1, 2020, the Company adopted Accounting Standards Update (ASU) No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. This ASU requires entities to calculate goodwill impairment as the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

Under the updated guidance, the Company continues to have the option of first performing a qualitative goodwill impairment assessment (i.e., step zero) in order to determine if a quantitative impairment test is necessary. Based on the qualitative assessment, if we determine that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, the quantitative impairment test is not required.

If we do not perform the qualitative assessment for a reporting unit or determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative fair value-based test is performed. We estimate the fair value of each reporting unit, and, if the carrying amount of the reporting unit is less than the reporting unit's estimated fair value, then there is no goodwill impairment. If the carrying amount of the reporting unit exceeds its estimated fair value, then goodwill is impaired and the difference between the reporting unit's carrying amount and its fair value is recognized as a loss on impairment of assets in the Consolidated Statements of Operations. We completed our annual impairment testing, and no impairments of goodwill were identified.

Our valuation approach to estimate the fair value of a reporting unit has historically utilized a weighted combination of a discounted cash flow analysis and a market multiples analysis. The discounted cash flow analysis relies on historical data and internal estimates, which are developed as a part of our long-range plan process, and includes an estimate of terminal value based on these expected cash flows using the generally accepted Gordon Dividend Growth formula, which derives a valuation using an assumed perpetual annuity based on the reporting unit's residual cash flows. The discount rate is based on the generally accepted Weighted Average Cost of Capital methodology, and is derived using a cost of equity based on the generally accepted Capital Asset Pricing Model and a cost of debt based on the typical rate paid by market participants. The market multiples analysis utilizes multiples of business enterprise value to revenues, operating income and earnings before interest, taxes, depreciation and amortization of comparable publicly traded companies and multiples based on fair value transactions where public information is available. Significant assumptions used in estimating the fair value of each reporting unit include: (1) the revenue and profitability growth rates and (2) the discount rate.

Other Intangible Assets

Other intangible assets on the Consolidated Balance Sheets include acquired indefinite-lived tradenames, which are valued using the relief-from-royalty method. This method estimates the amount of royalty expense that we would expect to incur if the assets were licensed from a third party. We use publicly available information in determining certain assumptions to assist us in estimating fair value using market participant assumptions. Any costs incurred to internally develop new tradenames are expensed as incurred. Accreditations are not considered a separate unit of account and their values are embedded in the cash flows generated by the institution, which are used to value its tradename. The Company does not believe accreditations have significant value on their own due to the fact that they are neither exclusive nor scarce, and the direct costs associated with obtaining accreditations are not material.

Indefinite-lived tradenames are evaluated annually as of October 1st each year for impairment as well as on an interim basis if events or changes in circumstances between annual tests indicate that the asset may be impaired. The Company has the option of first performing a qualitative impairment test to determine if a quantitative impairment test is necessary. Based on the qualitative assessment, if we determine that it is more likely than not that the fair value of the indefinite-lived intangible is greater than its carrying amount, the quantitative impairment test is not required. If required, the quantitative impairment test for indefinite-lived tradenames generally requires a new determination of the fair value of the intangible asset using the relief-from-royalty method. If the fair value of the intangible asset is less than its carrying value, the intangible asset is adjusted to its new estimated fair value, and an impairment loss is recognized. Significant assumptions used in estimating the fair value of indefinite-lived tradenames include: (1) the revenue growth rates; (2) the discount rates; and (3) the estimated royalty rates.

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be fully recoverable. These events or changes in circumstances may include, but are not limited to, a significant deterioration of operating results, a change in regulatory environment, changes in business plans, or adverse changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to result from the use and eventual disposition of the assets. If the assets are determined to be impaired, the impairment recognized is the excess of the carrying amount over the fair value of the assets. Fair value is generally determined by the discounted cash flow method. The discount rate used in any estimate of discounted cash flows is the rate commensurate with a similar investment of similar risk.

Derivative Instruments

In the normal course of business, our operations have exposure to fluctuations in foreign currency values and interest rate changes. Accordingly, Laureate may seek to mitigate a portion of these risks through a risk-management program that includes the use of derivative financial instruments (derivatives). In the past, Laureate has selectively entered into foreign exchange forward contracts to reduce the earnings impact related to receivables and payables that are denominated in foreign currencies. In addition, in certain cases Laureate has used interest rate swaps to mitigate certain risks associated with floating-rate debt arrangements. We do not engage in speculative or leveraged transactions, nor do we hold or issue derivatives for trading purposes. Laureate reports any derivatives on our Consolidated Balance Sheets at fair value, including any identified embedded derivatives. Realized and unrealized gains and/or losses resulting from derivatives are recognized in our Consolidated Statements of Operations, unless designated and effective as a hedge.

For derivatives that are both designated and effective as cash flow hedges, gains or losses associated with the change in fair value of the derivatives are recognized on our Consolidated Balance Sheets as a component of Accumulated other comprehensive income (loss) and amortized over the term of the related hedged items. For derivatives that are both designated and effective as net investment hedges, gains or losses associated with the change in fair value of the derivatives are recognized on our Consolidated Balance Sheets as a component of Accumulated other comprehensive income (loss).

Revenue Recognition

Our revenues primarily consist of tuition and educational service revenues. We also generate other revenues from student fees and other education-related activities. These other revenues are less material to our overall financial results and have a tendency to trend with tuition revenues. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. These revenues are recognized net of scholarships and other discounts, refunds and waivers. For further description, see Note 3, Revenue.

Advertising

Laureate expenses advertising costs as incurred. Advertising expenses were $88,483, $75,926 and $61,871 for the years ended December 31, 2024, 2023 and 2022, respectively, and are recorded in Direct costs in our Consolidated Statements of Operations.

Share-based Compensation

Share-based compensation expense is based on the grant-date fair value estimated in accordance with the provisions of ASC 718, "Compensation – Stock Compensation." Laureate recognizes share-based compensation expense, less estimated forfeitures, on a straight-line basis over the requisite service period for time-based awards and on a graded-vesting basis for performance-based awards. Laureate estimates forfeitures based on historical activity, expected employee turnover, and other qualitative factors which are adjusted for changes in estimates and award vesting. All expenses for an award will be recognized by the time it becomes fully vested.

We used the Black-Scholes-Merton option pricing model to calculate the fair value of stock options granted in prior years. This option valuation model requires the use of subjective assumptions, including the estimated fair value of the underlying common stock, the expected stock price volatility, and the expected term of the option. The estimated fair value of the underlying common stock is based on the closing price of our common stock on the grant date. Our volatility estimates for all previously granted stock options were based on an average of: (1) a peer group of companies and (2) Laureate's historical volatility given that we have only been publicly traded since February 2017. We estimate the expected term of awards to be the weighted average mid-point between the vesting date and the end of the contractual term. We used this method to estimate the expected term because we did not have sufficient historical exercise data. There were no stock options granted in 2024, 2023 and 2022.

During the years ended December 31, 2024, 2023, and 2022, Laureate has granted restricted stock, restricted stock units, and performance awards for which the vesting is based on annual performance metrics of the Company. For interim periods, we use our year-to-date actual results, financial forecasts, and other available information to estimate the probability of the award vesting based on the performance metrics. The related compensation expense recognized is affected by our estimates of the vesting probability of these performance awards.

Income Taxes

Laureate records the amount of taxes payable or refundable for the current year. Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for GAAP financial reporting purposes and for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the new rate is enacted. Where, based on the weight of all available evidence, it is more likely than not that some portion of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position and having full knowledge of all relevant information. This involves the use of significant estimates and assumptions by management with respect to the potential outcome of positions taken on tax returns that may be reviewed by tax authorities.

We earn substantially all of our income from subsidiaries located in countries outside the United States. Deferred tax liabilities have not been recognized for undistributed historical foreign earnings that would be subject to tax because management believes that the historical retained earnings will be indefinitely reinvested outside the United States under the Company's planned tax-neutral methods. Our assertion that earnings from our foreign operations will be indefinitely reinvested is supported by projected working capital and long-term capital plans in each foreign subsidiary location in which the earnings are generated. Additionally, we believe that we have the ability to indefinitely reinvest foreign earnings based on our domestic operation's cash repatriation strategies, projected cash flows, projected working capital and liquidity, and the expected availability of capital within the debt or equity markets. If our expectations change based on future developments, such that some or all of the undistributed earnings of our foreign subsidiaries may be remitted to the United States in the foreseeable future, we will be required to recognize deferred tax expense and liabilities on any amounts that we are unable to repatriate in a tax-free manner.

For additional information regarding income taxes and deferred tax assets and liabilities, see Note 12, Income Taxes.

Contingencies

Laureate accrues for contingent obligations when it is probable that a liability has been incurred and the amount or range of amounts is reasonably estimable. As new facts become known to management, the assumptions related to a contingency are reviewed and adjustments are made, as necessary. Any legal costs incurred related to contingencies are expensed as incurred.

Recently Adopted Accounting Standards

Accounting Standards Update (ASU) ASU No. 2023-07 (ASU 2023-07), Segment Reporting (Topic 280); Improvements to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07 in order to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories and amounts for each reportable segment. The new guidance is effective for the Company's 2024 year-end financial statements and should be adopted retrospectively unless impracticable. The guidance does not affect recognition or measurement in the Company's Consolidated Financial Statements. See Note 6, Business and Geographic Segment Information for our updated disclosure.

Recently Issued Accounting Standards Not Yet Adopted

ASU No. 2024-03 (ASU 2024-03), Income Statement—Reporting Comprehensive, Income—Expense Disaggregation Disclosures (Subtopic 220-40); Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, in order to enhance disclosures about a public business entity's expenses and provide more detailed information about the types of expenses included in certain expense captions in the consolidated financial statements. These enhanced disclosures are intended to help investors more effectively assess the entity's performance, understand its cost structure, and make more accurate forecasts of future cash flows. The guidance will be effective for the Company's 2027 year-end financial statements. The guidance does not affect recognition or measurement in the Company's Consolidated Financial Statements.

ASU No. 2023-09 (ASU 2023-09), Income Taxes (Topic 740); Improvements to Income Tax Disclosure

In December 2023, the FASB issued ASU 2023-09, with the objective of improving the transparency of income tax disclosures by requiring: (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The new requirements will be effective for the Company's 2025 year-end financial statements and will be applied on a prospective basis with the option to apply the standard retrospectively. The guidance does not affect recognition or measurement in the Company's Consolidated Financial Statements.

Note 3. Revenue

Revenue Recognition

Our revenues primarily consist of tuition and educational service revenues. We also generate other revenues from student fees and other education-related activities. These other revenues are less material to our overall financial results and have a tendency to trend with tuition revenues. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. These revenues are recognized net of scholarships and other discounts, refunds and waivers. Laureate's institutions have various billing and academic cycles.

We determine revenue recognition through the five-step model prescribed by ASC Topic 606, *Revenue from Contracts with Customers*, as follows:

- Identification of the contract, or contracts, with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when, or as, we satisfy a performance obligation.

We assess collectability on a portfolio basis prior to recording revenue. If a student withdraws from an institution, Laureate's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, our refund obligations are reduced over the course of the academic term. We record refunds as a reduction of deferred revenue as applicable.

The following table shows the components of Revenues by reportable segment and as a percentage of total net revenue for the years ended December 31, 2024, 2023 and 2022:

	Mexico	Peru	Corporate[1]	Total	
2024					
Tuition and educational services	$1,121,019	$726,444	$ —	$1,847,463	118%
Other	137,085	70,689	207	207,981	13%
Gross revenue	1,258,104	797,133	207	2,055,444	131%
Less: Discounts / waivers / scholarships	(416,868)	(71,934)	—	(488,802)	(31)%
Total	$ 841,236	$725,199	$ 207	$1,566,642	100%
2023					
Tuition and educational services	$1,020,420	$687,642	$ —	$1,708,062	115%
Other	133,913	68,901	(22)	202,792	14%
Gross revenue	1,154,333	756,543	(22)	1,910,854	129%
Less: Discounts / waivers / scholarships	(371,722)	(54,844)	—	(426,566)	(29)%
Total	$ 782,611	$701,699	$ (22)	$1,484,288	100%
2022					
Tuition and educational services	$ 778,066	$613,379	$ —	$1,391,445	112%
Other	112,294	58,087	4,091	174,472	14%
Gross revenue	890,360	671,466	4,091	1,565,917	126%
Less: Discounts / waivers / scholarships	(276,418)	(47,228)	—	(323,646)	(26)%
Total	$ 613,942	$624,238	$4,091	$1,242,271	100%

[1] Includes the elimination of inter-segment revenues.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of accounting in Topic 606. A contract's transaction price is allocated to each performance obligation identified in the arrangement based on the relative standalone selling price of each distinct good or service in the contract and recognized as revenue when, or as, the performance obligation is satisfied. The primary method used to estimate standalone selling price is the adjusted market assessment approach, under which we evaluate the market and estimate the price that a customer would be willing to pay for the goods and services we provide.

Our performance obligations are primarily satisfied over time during the course of an academic semester or academic year. Laureate's transaction price is determined based on gross price, net of scholarships and other discounts, refunds and waivers. The majority of our revenue is derived from tuition and educational services agreements with students, and thus, is recognized over time on a weekly straight-line basis over each academic session. We view the knowledge gained by the student as the benefit which the student receives during the academic sessions. We use the output method to recognize tuition and educational services revenue as this method faithfully depicts our performance toward complete satisfaction of the performance obligation. Dormitory/residency revenues, which are included in the Other line item in the table above, are recognized over time throughout the occupancy period using the output method based on the proportional period of time elapsed which faithfully depicts our performance toward complete satisfaction of the performance obligation.

We have elected the optional exemption to not disclose amounts where the performance obligation is part of a contract that has an original expected duration of one year or less. We expect to recognize substantially all revenue on these remaining performance obligations over the next 12 months.

Contract Balances

The timing of billings, cash collections and revenue recognition results in accounts receivable (contract assets) and deferred revenue and student deposits (contract liabilities) on the Consolidated Balance Sheets. We have various billing and academic cycles and recognize student receivables when an academic session begins, although students generally enroll in courses prior to the start of the academic session. Receivables are recognized only to the extent that it is probable that we will collect substantially all of the consideration to which we are entitled in exchange for the goods and services that will be transferred to the student. We receive advance payments or deposits from our students before revenue is recognized, which are recorded as contract liabilities in deferred revenue and student deposits. Payment terms vary by university with some universities requiring payment in advance of the academic session and other universities allowing students to pay in installments over the term of the academic session.

All of our contract assets are considered accounts receivable and are included within the Accounts and notes receivable balance in the accompanying Consolidated Balance Sheets. Total accounts receivable from our contracts with students were $189,124 and $173,571 as of December 31, 2024 and 2023, respectively. All contract asset amounts are classified as current. Contract liabilities in the amount of $64,340 and $69,351 were included within the Deferred revenue and student deposits balance in the current liabilities section of the accompanying Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively. Substantially all of the contract liability balance at the beginning of the year was recognized into revenue during the year ended December 31, 2024.

Costs to Obtain a Contract

Certain commissions and bonuses earned by third-party agents and our employees are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over the period of benefit which ranges from two to four years. We determined the expected period of benefit, by university, as the expected student enrollment period. As of December 31, 2024 and 2023, the asset balances were approximately $10,800 and $11,400, respectively, and the accumulated amortization balances were approximately $6,300 and $6,900, respectively, both of which are included in Deferred costs, net, in the accompanying Consolidated Balance Sheets. The associated operating costs of approximately $2,700 and $2,200, respectively, were recorded in Direct costs in the accompanying Consolidated Statement of Operations for the years ended December 31, 2024 and 2023. We also pay certain commissions and bonuses where the period of benefit is one year or less.

Practical Expedients

We recognize the incremental costs of obtaining a contract with a student as an expense when incurred in instances where the amortization period of the asset that we would have recognized is one year or less.

We have made an accounting policy election to exclude from the measurement of the transaction price all taxes assessed by governmental authorities that are both imposed on and concurrent with specific revenue-producing transactions and collected by the entity from our customers (e.g., sales, use, value added and excise taxes).

Note 4. Assets Held for Sale

During 2023, two of the Company's subsidiaries that operate K-12 educational programs in Mexico met the criteria for classification as held for sale under ASC 360-10-45-9, "Long-Lived Assets Classified as Held for Sale." The sale of the K-12 campuses is intended to allow the Mexico segment to focus on its core business. The planned sale of this disposal group does not represent a strategic shift and therefore does not qualify for presentation as a discontinued operation in the Consolidated Financial Statements. In addition, during 2023 and 2024, several parcels of land and buildings at campuses in Mexico and a parcel of land in the United States met the criteria for classification as held for sale under ASC 360-10-45-9. The assets and liabilities are recorded at the lower of their carrying values or their estimated fair values less costs to sell. As discussed below, the sales of certain real estate in the United States and Mexico were completed during 2024. The carrying amounts of the major classes of assets and liabilities that were classified as held for sale are presented in the following table:

	December 31, 2024	December 31, 2023
Assets Held for Sale		
Cash and cash equivalents	$ 246	$ 502
Receivables, net	319	376
Property and equipment, net	2,897	6,310
Operating lease right-of-use assets, net	7,512	9,094
Other assets	—	11
Total assets held for sale	$10,974	$16,293
Liabilities Held for Sale		
Deferred revenue and student deposits	$ 756	$ 731
Operating leases, including current portion	7,606	9,214
Long-term debt, including current portion	704	859
Other liabilities	603	703
Total liabilities held for sale	$ 9,669	$11,507

The long-term debt balance represents a finance lease for property.

Property Sales

During the second quarter of 2024, the Company completed the sale of a parcel of land in the United States that was classified as held for sale as of December 31, 2023. The Company received proceeds of approximately $3,100 from the sale and recognized a loss of approximately $24, which is included in Direct costs in the Consolidated Statement of Operations for 2024.

During the third quarter of 2024, the Company completed the sale of real estate in Mexico that was classified as held for sale as of December 31, 2023. In connection with this transaction, the Company also terminated two lease agreements in Mexico, resulting in a net loss of approximately $4,500 that is included in Direct costs in the Consolidated Statement of Operations for 2024.

During the fourth quarter of 2024, the Company completed the sales of additional real estate in Mexico that was classified as held for sale as of December 31, 2023. The Company received proceeds of approximately $14,400 and recognized a gain of approximately $9,400, which is included in Direct costs in the Consolidated Statement of Operations for 2024.

Note 5. Dispositions

Walden Divestiture

On August 12, 2021, the Company closed the transaction pursuant to the Membership Interest Purchase Agreement (the Walden Purchase Agreement), dated September 11, 2020, with Adtalem Global Education Inc., a Delaware corporation (the Walden Purchaser). Pursuant to the Walden Purchase Agreement, the Company sold to the Walden Purchaser all of the issued and outstanding equity interest in Walden e-Learning, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (Walden), and its subsidiary, Walden University, LLC, a Florida limited liability company and an indirect wholly owned subsidiary of the Company (together with Walden, the Walden Group).

Under the Walden Purchase Agreement, the Company agreed to indemnify the Walden Purchaser under certain circumstances. In January 2024, the Walden Purchaser made a claim under these indemnification provisions and the Company determined that approximately $5,500 was payable to the Walden Purchaser. Accordingly, as of December 31, 2023, the Company recorded a liability for this amount through loss on sale of discontinued operations, as it represented an adjustment to the sale price of the Walden Group. This liability was fully settled during the fourth quarter of 2024.

Note 6. Business and Geographic Segment Information

Laureate's educational services are offered through two reportable segments: Mexico and Peru. Laureate determines its segments based on information utilized by the chief operating decision maker to allocate resources and assess performance. Laureate's Chief Executive Officer is the chief operating decision maker.

Our segments generate revenues by providing an education that emphasizes profession-oriented fields of study with undergraduate and graduate degrees in a wide range of disciplines. Our educational offerings utilize campus-based, online and hybrid (a combination of online and in-classroom) courses and programs to deliver their curriculum. The Mexico and Peru markets are characterized by what we believe is a significant imbalance between supply and demand. The demand for higher education is large and growing and is fueled by several demographic and economic factors, including a growing middle class, global growth in services and technology-related industries and recognition of the significant personal and economic benefits gained by graduates of higher education institutions. The target demographics are primarily 18- to 24-year-olds in the countries in which we compete. We compete with other private higher education institutions on the basis of price, educational quality, reputation and location. We believe that we compare favorably with competitors because of our focus on quality, professional-oriented curriculum and the competitive advantages provided by our in-country networks. There are a number of private and public institutions in both of the countries in which we operate, and it is difficult to predict how the markets will evolve and how many competitors there will be in the future. We expect competition to increase as the Mexican and Peruvian markets mature. Essentially all of our revenues were generated from private pay sources as there are no material government-sponsored loan programs in Mexico or Peru. Specifics related to both of our reportable segments are discussed below.

In Mexico, the private sector plays a meaningful role in higher education, bridging supply and demand imbalances created by a lack of capacity at public universities. Laureate owns two nationally licensed institutions and is present throughout the country with a footprint of over 30 campuses. Students in our Mexican institutions typically finance their own education.

In Peru, private universities are increasingly providing the capacity to meet growing demand in the higher-education market. Laureate owns three institutions in Peru, with a footprint of 19 campuses.

Inter-segment transactions are accounted for in a similar manner as third-party transactions and are eliminated in consolidation. The Corporate amounts presented in the following tables include corporate charges that were not allocated to our reportable segments and adjustments to eliminate inter-segment items.

The chief operating decision maker uses Adjusted EBITDA to evaluate performance and to allocate resources for each segment in the annual budget and monthly forecasting process. Adjusted EBITDA is defined as Income (loss) from continuing operations before income taxes and equity in net income of affiliates, adding back the following items: (Loss) gain on disposals of subsidiaries, net, Foreign currency exchange gain (loss), net, Other income (expense), net, Loss on debt extinguishment, Interest expense, Interest income, Depreciation and amortization expense, Loss on impairment of assets, Share-based compensation expense and expenses related to our Excellence-in-Process (EiP) initiative. Our EiP initiative was completed as of December 31, 2021, except for certain EiP expenses during 2022 related to the run out of programs that began in prior periods. EiP was an enterprise-wide initiative to optimize and standardize Laureate's processes, creating vertical integration of procurement, information technology, finance, accounting and human resources. It included the establishment of regional shared services organizations (SSOs), as well as improvements to the Company's system of internal controls over financial reporting. The EiP initiative also included other back- and mid-office areas, as well as certain student-facing activities, expenses associated with streamlining the organizational structure, an enterprise-wide program aimed at revenue growth, and certain non-recurring costs incurred in connection with previous dispositions. The chief decision maker considers budget-to-actual variances for Adjusted EBITDA when making decisions about allocating resources to the segments.

Adjusted EBITDA is also a key measure used by our management and Board of Directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Additionally, Adjusted EBITDA is a key financial measure used by the Compensation Committee of our Board of Directors and our Chief Executive Officer in connection with the payment of incentive compensation to our executive officers and other members of our management team. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. We use total assets as the measure of assets for reportable segments.

The following tables provide financial information for our reportable segments, including a reconciliation of Adjusted EBITDA to Income from continuing operations before income taxes and equity in net income of affiliates, as reported in the Consolidated Statements of Operations, for the years ended December 31, 2024, 2023 and 2022:

	Mexico	Peru	Corporate	Total
2024				
Revenues	$ 841,236	$725,199	$ 207	$1,566,642
Depreciation and amortization expense	40,617	26,677	947	68,241
Total assets	1,143,053	567,310	151,697	1,862,060
Expenditures for long-lived assets	40,410	31,493	—	71,903
2023				
Revenues	$ 782,611	$701,699	$ (22)	$1,484,288
Depreciation and amortization expense	39,421	27,951	2,246	69,618
Loss on impairment of assets	1,620	—	1,453	3,073
Total assets	1,396,605	559,428	169,583	2,125,616
Expenditures for long-lived assets	37,411	18,980	66	56,457
2022				
Revenues	$ 613,942	$624,238	$ 4,091	$1,242,271
Depreciation and amortization expense	31,369	23,953	3,810	59,132
Loss on impairment of assets	144	—	—	144
Expenditures for long-lived assets	36,045	16,777	246	53,068

For the years ended December 31,	2024	2023	2022
Adjusted EBITDA of reportable segments:			
Mexico	$206,496	$176,954	$123,368
Peru	283,375	286,850	266,660
Total Adjusted EBITDA of reportable segments	489,871	463,804	390,028
Reconciling items:			
Corporate	(39,804)	(45,177)	(51,151)
Depreciation and amortization expense	(68,241)	(69,618)	(59,132)
Loss on impairment of assets	—	(3,073)	(144)
Share-based compensation expense	(7,843)	(7,114)	(8,776)
EiP expenses	—	—	(813)
Operating income	373,983	338,822	270,012
Interest income	8,058	9,085	7,567
Interest expense	(18,102)	(20,986)	(16,418)
Other income (expense), net	1,222	(325)	770
Foreign currency exchange gain (loss), net	50,658	(75,702)	(17,444)
(Loss) gain on disposals of subsidiaries, net	(1,304)	3,567	1,364
Loss on debt extinguishment	(31)	—	—
Income from continuing operations before income taxes and equity in net income of affiliates	$414,484	$254,461	$245,851

The following table presents significant segment expenses of our reportable segments:

For the years ended December 31,	2024	2023	2022
Mexico			
Revenues	$841,236	$782,611	$613,942
Less:			
Labor costs	303,468	291,037	241,153
Lease and other facilities costs	114,840	117,376	95,621
Advertising costs	51,064	44,444	34,175
Other costs [1]	165,368	152,800	119,625
Adjusted EBITDA	$206,496	$176,954	$123,368
Peru			
Revenues	$725,199	$701,699	$624,238
Less:			
Labor costs	255,388	249,972	217,687
Lease and other facilities costs	30,158	29,801	26,168
Advertising costs	37,248	30,884	27,456
Other costs [1]	119,030	104,192	86,267
Adjusted EBITDA	$283,375	$286,850	$266,660

[1] Other costs for each reportable segment include: professional services expense, technology expense, bad debt and other direct costs.

Geographic Information

No individual customer accounted for more than 10% of Laureate's consolidated revenues. Revenues from customers by geographic area, primarily generated by students enrolled at institutions in those areas, were as follows:

For the years ended December 31,	2024	2023	2022
External Revenues[2]			
Mexico	$ 841,236	$ 782,046	$ 613,623
Peru	725,175	701,443	624,167
United States	231	799	4,481
Consolidated total	$1,566,642	$1,484,288	$1,242,271

[2] Excludes intercompany revenues and therefore does not agree to the table above

Long-lived assets are composed of Property and equipment, net. Laureate's long-lived assets by geographic area were as follows:

December 31,	2024	2023
Long-lived assets		
Mexico	$213,381	$260,053
Peru	300,307	300,655
United States	564	1,518
Consolidated total	$514,252	$562,226

Note 7. Goodwill and Other Intangible Assets

The change in the net carrying amount of Goodwill from December 31, 2022 through December 31, 2024 was composed of the following items:

	Mexico	Peru	Total
Balance at December 31, 2022	$512,990	$70,503	$583,493
Currency translation adjustments	75,441	2,548	77,989
Balance at December 31, 2023	$588,431	$73,051	$661,482
Currency translation adjustments	(97,365)	(713)	(98,078)
Balance at December 31, 2024	$491,066	$72,338	$563,404

Tradenames and Other Intangible Assets

The following table summarizes our identifiable intangible assets as of December 31, 2024:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period (Yrs)
Tradenames				
Finite-lived tradename	$ 30,652	$(30,652)	$ —	—
Indefinite-lived tradenames	147,911	—	147,911	—
Total tradenames	178,563	(30,652)	147,911	
Other intangible assets				
Student rosters	19,838	(19,838)	—	—
Other	1,666	(1,666)	—	—
Total	$200,067	$(52,156)	$147,911	

The following table summarizes our identifiable intangible assets as of December 31, 2023:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Amortization Period (Yrs)
Tradenames				
Finite-lived tradename	$ 30,652	$(30,652)	$ —	—
Indefinite-lived tradenames	169,183	—	169,183	—
Total tradenames	199,835	(30,652)	169,183	
Other intangible assets				
Student rosters	23,001	(23,001)	—	—
Other	1,938	(1,938)	—	—
Total	$224,774	$(55,591)	$169,183	

Impairment Tests

The following table summarizes the Loss on impairment of assets:

For the years ended December 31,	2024	2023	2022
Impairments of Goodwill	$—	$ —	$—
Impairments of Tradenames	—	—	—
Impairments of long-lived assets	—	3,073	144
Total	$—	$3,073	$144

We perform annual impairment tests of our non-amortizable intangible assets, which consist of goodwill and indefinite-lived tradenames, in the fourth quarter of each year.

For the purposes of our annual impairment testing of the Company's goodwill, fair value measurements are determined primarily using the income approach, based largely on inputs that are not observable to active markets, which would be deemed "Level 3" fair value measurements. Level 3 inputs are defined as unobservable inputs that are supported by little or no market activity. These inputs include our expectations about future revenue growth and profitability, marginal income tax rates by jurisdiction, and the discount rate. Where a market approach is used, the inputs also include publicly available data about our competitors' financial ratios and transactions.

For purposes of our annual impairment testing of the Company's indefinite-lived tradenames, fair value measurements are determined using the income approach, based largely on inputs that are not observable to active markets, which would be deemed "Level 3" fair value measurements as defined above. These inputs include our expectations about future revenue growth, marginal income tax rates by jurisdiction, the discount rate and the estimated royalty rate. We use publicly available information and proprietary third-party arm's length agreements that Laureate has entered into with various licensors in determining certain assumptions to assist us in estimating fair value using market participant assumptions.

Note 8. Debt

Outstanding long-term debt was as follows:

	December 31, 2024	December 31, 2023
Senior long-term debt:		
Senior Secured Credit Facility	$ —	$ 59,000
Other debt:		
Lines of credit	29,989	10,864
Notes payable and other debt	23,761	40,009
Total senior and other debt	53,750	109,873
Finance lease obligations and sale-leaseback financings	48,395	57,568
Total long-term debt and finance leases	102,145	167,441
Less: total unamortized deferred financing costs	1,858	2,372
Less: current portion of long-term debt and finance leases	41,260	52,828
Long-term debt and finance leases, less current portion	$ 59,027	$112,241

As of December 31, 2024, aggregate annual maturities of the senior and other debt, excluding finance lease obligations and sale-leaseback financings, were as follows:

Years Ended December 31,	Senior and Other Debt
2025	$34,001
2026	1,681
2027	3,887
2028	4,622
2029	9,559
Thereafter	—
Total senior and other debt	$53,750

Senior Secured Credit Facility

Revolving Credit Facility

On September 18, 2023, the Company entered into a third amendment of its Senior Secured Credit Facility (as defined below) (the "Third Amendment") to the Third Amended and Restated Credit Agreement, dated as of October 7, 2019 (the "Credit Agreement"; as amended by the First Amendment, dated as of July 20, 2020, the Second Amendment, dated as of December 23, 2022 and, as further amended by the Third Amendment, the "Amended Credit Agreement"). Among other things, the Company incurred a new tranche of revolving credit loans maturing September 18, 2028 (the "Series 2028 Tranche"). The credit available to be borrowed under the Amended Credit Agreement, whether as revolving loans or term loans, if any, are referred to herein collectively as the "Senior Secured Credit Facility."

The Amended Credit Agreement, among other things, provided for $145,000 of revolving credit loans, which matured on October 7, 2024 (the "Series 2024 Tranche") and $155,000 of revolving credit loans under the Series 2028 Tranche for a $300,000 aggregate revolving credit facility (the "Revolving Credit Facility"). Given the maturity date of the Series 2024 Tranche, as of December 31, 2024, the borrowing capacity of the Revolving Credit Facility is $155,000. As a subfacility under the Revolving Credit Facility, the Amended Credit Agreement provides for letter of credit commitments in the aggregate amount of $10,000. The Amended Credit Agreement also provides, subject to the satisfaction of certain conditions, for incremental revolving and term loan facilities, at the request of the Company and subject to lender approval, not to exceed (i) the greater of (a) $172,500 and (b) 50% of the Company's Consolidated EBITDA, plus (ii) additional amounts so long as both immediately before and after giving effect to such incremental facilities the Company's Consolidated Senior Secured Debt to Consolidated EBITDA Ratio, as defined in the Amended Credit Agreement, on a pro forma basis, does not exceed 2.25 to 1.00, plus (iii) the aggregate amounts of any voluntary repayments of term loans, if any, and aggregate amount of voluntary repayments of revolving credit facilities that are accompanied by a corresponding termination or reduction of revolving credit commitments.

The maturity date for the Amended Credit Agreement is September 18, 2028. The Revolving Credit Facility bears interest at a per annum interest rate, at the option of the Company, at either the EURIBOR rate, the Term SOFR rate or the ABR rate plus an applicable margin of 2.50% per annum, 2.25% per annum, 2.00% per annum or 1.75% per annum for EURIBOR loans or Term SOFR loans, and 1.50% per annum, 1.25% per annum, 1.00% per annum or 0.75% per annum for ABR loans, in each case, based on the Company's Consolidated Total Debt to Consolidated EBITDA ratio as defined in the Amended Credit Agreement.

As of December 31, 2024 and December 31, 2023, the Senior Secured Credit Facility had a total outstanding balance of $0 and $59,000, respectively.

Guarantors of the Senior Secured Credit Facility

Laureate Education, Inc. is the borrower under our Senior Secured Credit Facility. All of Laureate's required United States legal entities, excluding certain subsidiaries that the Company considers dormant based on the lack of activity, are guarantors of the Senior Secured Credit Facility, and all of the guarantors' assets, both real and intangible, are pledged as collateral. Additionally, not more than 65% of the shares held directly by Laureate Education, Inc. or any guarantors in non-domestic subsidiaries are pledged as collateral.

Estimated Fair Value of Debt

As of December 31, 2024 and December 31, 2023, the estimated fair value of our debt approximated its carrying value.

Certain Covenants

As of December 31, 2024, our Amended Credit Agreement contained certain negative covenants including, among others: (1) limitations on additional indebtedness; (2) limitations on dividends; (3) limitations on asset sales, including the sale of ownership interests in subsidiaries and sale-leaseback transactions; and (4) limitations on liens, guarantees, loans or investments. The Amended Credit Agreement also provides, solely with respect to the revolving credit facility, that the Company shall not permit its Consolidated Senior Secured Debt to Consolidated EBITDA ratio, as defined in the Amended Credit Agreement, to exceed 3 as of the last day of each quarter commencing with the quarter ending December 31, 2019 and thereafter. The Amended Credit Agreement also provides that if less than 25% of the revolving credit facility is utilized as of that date, then such financial covenant shall not apply. As of December 31, 2024, this condition was satisfied and, therefore, we were not subject to the leverage ratio. In addition, indebtedness at some of our locations contain financial maintenance covenants. We were in compliance with these covenants as of December 31, 2024.

Debt Issuance Costs

Amortization of debt issuance costs and accretion of debt discounts that are recorded in Interest expense in the Consolidated Statements of Operations totaled approximately $584, $1,241 and $1,561 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, our unamortized debt issuance costs were $1,858 and $2,372, respectively.

Other Debt

Lines of Credit

Individual Laureate subsidiaries have the ability to borrow pursuant to unsecured lines of credit and similar short-term borrowing arrangements (collectively, lines of credit). The lines of credit are available for working capital purposes and enable us to borrow and repay until those lines mature. At December 31, 2024 and 2023, the aggregate outstanding balances on our lines of credit were $29,989 and $10,864, respectively. At December 31, 2024, we had approximately $80,300 additional available borrowing capacity under our outstanding lines of credit. Interest rates on our lines of credit ranged from 5.10% to 5.65% and 7.63% to 7.70% at December 31, 2024 and 2023, respectively. Our weighted-average short-term borrowing rate was 5.46% and 7.67% at December 31, 2024 and 2023, respectively.

Notes Payable

Notes payable include mortgages payable that are secured by certain fixed assets, and an unsecured term loan. The notes payable have varying maturity dates and repayment terms through 2029. Interest rates on notes payable ranged from 5.09% to 11.74% and 5.09% to 13.00% at December 31, 2024 and 2023, respectively.

An unsecured term loan is held by one of our Mexican subsidiaries and was scheduled to mature in June 2024. During the second quarter of 2024, we entered into a loan modification, which extended the maturity of the loan to June 2029. The loan carries a variable interest rate based on the 28-day Mexican Interbanking Offer Rate (TIIE), plus an applicable margin, which is established based on the ratio of debt to EBITDA, as defined in the agreement (11.74% and 13.00% as of December 31, 2024 and 2023, respectively). Under the loan modification agreement, quarterly principal repayments resumed in December 2024, beginning at MXN 4,250 ($210 at December 31, 2024) and increasing to MXN 23,375 ($1,155 at December 31, 2024), with a balloon payment of MXN 170,000 ($8,404 at December 31, 2024) due at maturity. As of December 31, 2024 and December 31, 2023, the outstanding balance of this loan was $20,799 and $29,528, respectively.

In prior years, the Company obtained financing to fund the construction of two campuses at one of our institutions in Peru. As of December 31, 2024 and 2023, one loan remains outstanding, which matures in November 2025 and carries an interest rate of 5.09%. Principal payments, plus accrued and unpaid interest, are made semi-annually in April and October. As of December 31, 2024 and 2023, the outstanding balance of this loan was $2,962 and $5,835, respectively.

Note 9. Leases

Laureate conducts a significant portion of its operations at leased facilities, including many of Laureate's higher education facilities and other office locations. Laureate analyzes each lease agreement to determine whether it should be classified as a finance lease or an operating lease.

Finance Leases

Our finance lease agreements are for property and equipment. The lease assets are included within buildings as well as furniture, equipment and software and the related lease liability is included within debt and finance leases on the consolidated balance sheets.

Operating Leases

Our operating lease agreements are primarily for real estate space and are included within operating lease ROU assets and operating lease liabilities on the Consolidated Balance Sheets. The terms of our operating leases vary and generally contain renewal options. Certain of these operating leases provide for increasing rent over the term of the lease. Laureate also leases certain equipment under noncancellable operating leases, which are typically for terms of 60 months or less.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. As discussed in Note 2, Significant Accounting Policies, ROU assets and lease liabilities are recognized at the commencement date of the lease based on the estimated present value of lease payments over the lease term. Our variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Many of our lessee agreements include options to extend the lease, which we do not include in our minimum lease terms unless they are reasonably certain to be exercised. On occasion, Laureate has entered into sublease agreements for certain leased office space; however, the sublease income from these agreements is immaterial.

Supplemental balance sheet information related to leases as of December 31, 2024 and 2023 was as follows:

Leases	Classification	2024	2023
Assets:			
Operating	Operating lease right-of-use assets, net	$292,387	$371,611
Finance	Buildings, Furniture, equipment and software, net	36,513	47,604
Total leased assets		$328,900	$419,215
Liabilities:			
Current			
Operating	Current portion of operating leases	$ 48,170	$ 57,514
Finance	Current portion of long-term debt and finance leases	7,258	6,742
Non-current			
Operating	Long-term operating leases, less current portion	278,957	360,120
Finance	Long-term debt and finance leases, less current portion	41,137	50,826
Total lease liabilities . . .		$375,522	$475,202

Lease Term and Discount Rate	2024	2023	2022
Weighted average remaining lease terms			
Operating leases	8.2 years	8.6 years	9.4 years
Finance leases	13.2 years	13.7 years	14.6 years
Weighted average discount rate			
Operating leases	9.00%	9.50%	9.40%
Finance leases	10.10%	10.70%	9.90%

The components of lease cost for the years ended December 31, 2024, 2023 and 2022 were as follows:

Lease Cost	Classification	2024	2023	2022
Operating lease cost	Direct costs	$64,934	$62,904	$58,701
Finance lease cost				
Amortization of leased assets	Direct costs	10,918	10,130	6,821
Interest on leased assets	Interest expense	5,461	5,670	3,990
Short-term lease costs	Direct costs	1,407	1,242	1,055
Variable lease costs	Direct costs	15,241	13,165	9,806
Sublease income	Revenues	(1,173)	(934)	(425)
Total lease cost		$96,788	$92,177	$79,948

As of December 31, 2024, maturities of lease liabilities were as follows:

Maturity of Lease Liability	Operating Leases	Finance Leases
Year 1	$ 86,505	$ 11,512
Year 2	78,089	8,391
Year 3	66,779	6,827
Year 4	47,483	4,390
Year 5	40,572	4,455
Thereafter	162,972	70,764
Total lease payments	$ 482,400	$106,339
Less: interest and inflation	(155,273)	(57,944)
Present value of lease liabilities	$ 327,127	$ 48,395

Supplemental cash flow information related to leases for the years ended December 31, 2024, 2023 and 2022 was as follows:

Other Information	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows used for operating leases	$62,682	$63,959	$56,540
Operating cash flows used for finance leases	$ 5,461	$ 5,670	$ 3,990
Financing cash flows used for finance leases	$ 8,527	$ 6,905	$ 5,136
Leased assets obtained for new finance lease liabilities ..	$ 7,001	$13,034	$ 5,226
Leased assets obtained for new operating lease liabilities	$13,793	$20,920	$12,677

Note 10. Commitments and Contingencies

Contingencies

Laureate is subject to legal actions arising in the ordinary course of its business. In management's opinion, we have adequate legal defenses, insurance coverage and/or accrued liabilities with respect to the eventuality of such actions. We do not believe that any settlement would have a material impact on our Consolidated Financial Statements.

Income Tax Contingencies

As of December 31, 2024 and 2023, Laureate has recorded cumulative liabilities for income tax contingencies of $136,473 and $140,492, respectively.

Non-Income Tax Loss Contingencies

Laureate has accrued liabilities for certain civil actions against our institutions, a portion of which existed prior to our acquisition of these entities. Laureate intends to vigorously defend against these matters. As of December 31, 2024 and 2023, approximately $13,500 and $19,800, respectively, of loss contingencies were included in Other long-term liabilities and Other current liabilities on the Consolidated Balance Sheets.

We have also identified certain loss contingencies that we have assessed as being reasonably possible of loss, but not probable of loss, and could have an adverse effect on the Company's results of operations if the outcomes are unfavorable. In the aggregate, we estimate that the reasonably possible loss for these unrecorded contingencies could be up to approximately $17,800 if the outcomes were unfavorable.

Guarantees and Commitments

During the first quarter of 2021, one of our Peruvian institutions issued a bank guarantee in order to appeal a tax assessment received related to tax audits of 2014 and 2015. In addition, during the fourth quarter of 2023, the same institution issued a bank guarantee in order to appeal a tax assessment received related to the tax audit of 2009. During the third quarter of 2024, the Peruvian institution paid the tax assessment related to the 2009 tax audit, and therefore the related bank guarantee was released. As of December 31, 2024 and 2023, the total amount of the guarantees was approximately $7,300 and $12,700, respectively.

Note 11. Share-based Compensation and Equity

The Company recorded share-based compensation expense for restricted stock unit awards of $7,843, $7,114 and $8,776 for the years ended December 31, 2024, 2023 and 2022, respectively.

2013 Long-Term Incentive Plan

On June 13, 2013, the Board approved the Laureate Education, Inc. 2013 Long-Term Incentive Plan (2013 Plan). The 2013 Plan became effective in June 2013, following approval by the stockholders of Laureate. Under the 2013 Plan, the Company may grant stock options, stock appreciation rights, unrestricted common stock or restricted stock, unrestricted stock units or restricted stock units, and other stock-based awards, to eligible individuals on the terms and subject to the conditions set forth in the 2013 Plan. As of the effective date in June 2013, the total number of shares of common stock issuable under the 2013 Plan were 7,521. In September 2015, the Board and Shareholders approved an amendment to increase the total number of shares of common stock issuable under the 2013 Plan by 1,219, and in December 2016, the Board and Shareholders approved an amendment to increase the total number of shares of common stock issuable under the 2013 Plan by 3,884. Shares that are forfeited, terminated, canceled, allowed to expire unexercised, withheld to satisfy tax withholding, or repurchased are available for re-issuance. Any awards that have not vested upon termination of employment for any reason are forfeited. Holders of restricted stock shall have all of the rights of a stockholder of common stock including, without limitation, the right to vote and the right to receive dividends. However, dividends declared payable on performance-based restricted stock shall be subjected to forfeiture at least until achievement of the applicable performance target related to such shares of restricted stock. Any accrued but unpaid dividends on unvested restricted stock shall be forfeited upon termination of employment. Holders of stock units do not have any rights of a stockholder of common stock and are not entitled to receive dividends. All awards outstanding under the 2013 Plan terminate upon the liquidation, dissolution or winding up of Laureate.

Stock options, stock appreciation rights and restricted stock units granted under the 2013 Plan have provisions for accelerated vesting if there is a change in control of Laureate. As defined in the 2013 Plan, a change in control means the first of the following to occur: (i) a change in ownership of Laureate or Wengen or (ii) a change in the ownership of assets of Laureate. A change in ownership of Laureate or Wengen shall occur on the date that more than 50% of the total voting power of the capital stock of Laureate is sold or more than 50% of the partnership interests of Wengen is sold in a single or a series of related transactions. A change in the ownership of assets of Laureate would occur if 80% or more of the total gross fair market value of all of the assets of Laureate are sold during a 12-month period. The gross fair market value of Laureate is determined without regard to any liabilities associated with such assets. Upon consummation of the change in control and an employee's "qualifying termination" (as defined in the employee's award agreement): (a) those time-based stock options and stock appreciation rights that would have vested and become exercisable on or prior to the third anniversary of the effective time of change in control would become fully vested and immediately exercisable; (b) those performance-based stock options and stock appreciation rights that would have vested and become exercisable had Laureate achieved the performance targets in the three fiscal years ending coincident with or immediately subsequent to the effective time of such change in control, excluding the portion of awards that would have vested only pursuant to any catch-up provisions, would become fully vested and immediately exercisable; (c) those time-based restricted stock awards that would have become vested and free of forfeiture risk and lapse restriction on or prior to the third anniversary of the effective time of such change in control would become fully vested and immediately exercisable; (d) those performance-based restricted stock awards that would have vested and become free of forfeiture risk and lapse restrictions had Laureate achieved the target performance in the three fiscal years ending coincident with or immediately subsequent to the effective time of such change in control would become fully vested and immediately exercisable; (e) those time-based restricted stock units that would have become vested or earned on or prior to the third anniversary of the effective time of such change in control would become vested and earned and be settled in cash or shares of common stock as promptly as practicable; and (f) those performance-based restricted stock units, performance shares and performance units that would have become vested or earned had Laureate achieved the target performance in the three fiscal years ending coincident with or immediately subsequent to the effective time of such change in control would become vested and earned and be settled in cash or shares of common stock as promptly as practicable. After giving effect to the foregoing change in control acceleration, any remaining unvested time-based and performance-based stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance share units shall be forfeited for no consideration.

Stock Options Under 2013 Plan

Stock option awards under the 2013 Plan generally have a contractual term of 10 years and were granted with an exercise price equal to or greater than the fair market value of Laureate's stock at the date of grant. These options typically vest over a period of five or three years. There were no stock options granted in 2024, 2023 and 2022. The performance options previously granted under the 2013 Plan were eligible for vesting based on achieving annual predetermined equity value performance targets or Adjusted EBITDA targets, as defined in the plan, and the continued service of the employee.

Compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. For time options, expense is recognized ratably over the five-year or three-year vesting period. For performance options, expense is recognized under a graded expense attribution method, to the extent that it is probable that the stated annual earnings target will be achieved and options will vest for any year. We assess the probability of each option tranche vesting throughout the life of each grant. As of December 31, 2024 and 2023, all outstanding stock option awards that were granted under the 2013 Plan were fully vested.

Amendment to 2013 Long-Term Incentive Plan

On June 19, 2017, the Board approved, subject to stockholder approval, an amendment and restatement of the 2013 Plan. Among other things, the amendment (i) increases the number of shares of common stock that may be issued pursuant to awards under the 2013 Plan to 14,714; (ii) adds performance metrics, the ability to grant cash awards, and annual limits on grants, intended to qualify awards as performance-based awards that are not subject to certain limits on tax deductibility of compensation payable to certain executives; and (iii) extends the term of the 2013 Plan to June 18, 2027, the day before the 10th anniversary of the date of adoption of the amendment. On June 19, 2017, the holder of the majority of the voting power of the Company's outstanding stock at the time approved by written consent the amended and restated 2013 Plan and it became effective.

Stock Option Activity

The following tables summarize the stock option activity and the assumptions used to record the related share-based compensation expense for the years ended December 31, 2024, 2023 and 2022:

	2024			2023			2022		
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1	363	$5.74	$2,890	559	$7.00	$1,461	2,163	$ 9.89	$6,098
Granted	—	—		—	—		—	—	
Exercised	(44)	6.58	432	(194)	8.00	1,044	(1,510)	9.43	4,080
Forfeited or expired	—			(2)	8.34		(94)	23.17	
Outstanding at December 31	319	5.62	4,037	363	5.74	2,890	559	7.00	1,461
Exercisable at December 31	319	5.62	4,037	363	5.74	2,890	559	7.00	1,461
Vested and expected to vest	319	5.62	4,037	363	5.74	2,890	559	7.00	1,461

	Options Outstanding		Options Exercisable		Assumption Range[1]		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Terms (Years)	Number of Shares	Weighted Average Remaining Contractual Terms (Years)	Risk-Free Interest Rate	Expected Terms in Years	Expected Volatility
Year Ended December 31, 2024							
$4.17 - $8.09	319	3.26	319	3.26	1.45% - 2.68%	4.31 - 6.41	36.40% - 57.25%
Year Ended December 31, 2023							
$4.17 - $8.09	363	3.98	363	3.98	1.45% - 3.05%	3.74 - 7.12	36.40% - 58.84%
Year Ended December 31, 2022							
$4.87 - $8.79	559	3.64	559	3.64	1.45% - 3.05%	3.20 - 7.12	36.40% - 58.84%

[1] The expected dividend yield is zero for all options in all years.

As noted above, no stock options were granted in 2024, 2023 or 2022.

As of December 31, 2024, Laureate had no unrecognized share-based compensation costs related to stock options outstanding.

Non-Vested Restricted Stock and Restricted Stock Units

The following table summarizes the non-vested restricted stock and restricted stock units activity for the years ended December 31, 2024, 2023 and 2022:

	2024		**2023**		**2022**	
	Shares	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**	**Shares**	**Weighted Average Grant Date Fair Value**
Non-vested at January 1	806	$11.43	660	$12.92	691	$14.82
Granted	960	13.97	712	10.99	685	12.15
Vested	(568)	12.42	(519)	12.72	(698)	14.05
Forfeited	(79)	11.49	(47)	11.51	(18)	12.37
Non-vested at December 31	1,119	13.10	806	11.43	660	12.92

Restricted stock units granted under the 2013 Plan during the years ended December 31, 2024, 2023 and 2022 consisted of time-based restricted stock units (RSUs) and performance-based restricted stock units (PSUs) with vesting periods over three years. PSUs are eligible to vest annually upon the Board's determination that the annual performance targets are met. The vesting percentage for PSUs is based on Laureate's attainment of a performance target or targets.

The fair value of the non-vested restricted stock awards in the table above is measured using the fair value of Laureate's common stock on the date of grant or the most recent modification date, whichever is later.

As of December 31, 2024, unrecognized share-based compensation expense related to non-vested restricted stock and restricted stock unit awards was $9,628. Of the total unrecognized cost, $7,733 relates to time-based RSUs and $1,895 relates to PSUs. This unrecognized expense for time-based restricted stock and restricted stock units will be recognized over a weighted-average expense period of 2.2 years.

Other Stockholders' Equity Transactions

On November 17, 2022, the Company entered into an underwriting agreement by and among the Company, KKR 2006 Fund (Overseas), Limited Partnership (KKR Overseas) and KKR Partners II (International), L.P. (together with KKR Overseas, the Selling Stockholders or KKR), and Goldman Sachs & Co. LLC, as representative of the several underwriters named therein, relating to an underwritten offering (the Secondary Offering) of 32,842 shares of the Company's common stock, par value $0.004 per share. On November 22, 2022, the Secondary Offering was completed at a price of $9.40875 per share. The Selling Stockholders received all of the net proceeds from this offering and no shares of common stock were sold by the Company.

On May 24, 2023, the Company's Board of Directors approved the retirement of all outstanding shares of treasury stock, which totaled 73,766 shares. The Company recorded the purchases of treasury stock at cost as a separate component within stockholders' equity in the Consolidated Balance Sheets. Upon retirement of the treasury stock, the Company allocated the excess of the purchase price over par value to additional paid-in capital, subject to certain limitations. Following this retirement of treasury stock on May 24, 2023, all shares repurchased under the Company's stock repurchase programs are immediately retired. Upon retirement of repurchased stock, the excess of the purchase price plus excise tax over par value is allocated to additional paid-in capital, subject to certain limitations. Any remainder is allocated to retained earnings to the extent that positive retained earnings exist.

Stock Repurchases

Repurchases Pursuant to Authorized Repurchase Program Announced in November 2020

On November 5, 2020, Laureate's Board of Directors announced a stock repurchase program to acquire up to $300,000 of the Company's common stock. On April 30, 2021, the Company's Board of Directors approved an increase of the authorization by $200,000; on December 14, 2021, the Company's Board of Directors approved an increase of the authorization by $100,000, and on March 14, 2022, the Company's Board of Directors approved an increase of the authorization by $50,000, for a total authorization of up to $650,000 of the Company's common stock. The Company's repurchases could be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations promulgated under the Exchange Act. Repurchases could be effected pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. During the third quarter of 2022, the Company's repurchases reached the total authorized limit of $650,000.

Repurchases Pursuant to Authorized Repurchase Program Announced in February 2024

On February 22, 2024, the Company announced that its Board of Directors had approved a stock repurchase program to acquire up to $100,000 of the Company's common stock.

On March 5, 2024, the Company entered into a stock purchase agreement with each of ILM Investments Limited Partnership, Torreal Sociedad de Capital Riesgo S.A., Pedro del Corro García-Lomas, a member of Laureate's Board of Directors, Ana Gómez Cuesta and José Diaz-Rato Revuelta (together, the Torreal Sellers), pursuant to which the Company purchased an aggregate of 2,607 shares of its common stock from the Torreal Sellers at a purchase price of $12.62 per share for an aggregate purchase price of $32,894.

On May 6, 2024, the Company entered into a stock purchase agreement with each of Snow Phipps Group, LLC, Snow Phipps Group, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., Snow Phipps Group (RPV), L.P. and SPG Co-Investment, L.P. (together, the Snow Phipps Sellers), pursuant to which the Company purchased an aggregate of 2,115 shares of its common stock from the Snow Phipps Sellers at a purchase price of $14.64 per share for an aggregate purchase price of $30,958.

During the second and third quarters of 2024, the Company repurchased 546 shares and 1,895 shares, respectively, of its common stock on the open market at prevailing market prices pursuant to a Rule 10b5-1 stock repurchase plan, in accordance with applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), for total open market repurchases of approximately $36,148 that reached the total authorized limit of $100,000.

Repurchases Pursuant to Authorized Repurchase Program Announced in September 2024

On September 13, 2024, the Company announced that its Board of Directors had approved a new stock repurchase program to acquire up to $100,000 of the Company's common stock. The Company intends to finance the repurchases with free cash flow, excess cash and liquidity on-hand, including available capacity under its Revolving Credit Facility. The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations promulgated under the Exchange Act. Repurchases may be effected pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. The Company's Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program.

During the fourth quarter of 2024, the Company repurchased 113 shares of its common stock on the open market at prevailing market prices pursuant to a Rule 10b5-1 stock repurchase plan, in accordance with applicable rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), for total open market repurchases of approximately $2,024.

Repurchases Made In Connection with Secondary Offering

In connection with the Secondary Offering completed on November 22, 2022, the Company's Board of Directors approved the Company's repurchase of 7,971 shares out of the 32,842 shares of common stock sold in the Secondary Offering, at a per share price of $9.40875, for a total of approximately $75,000.

Dividends and Distributions

2023 Special Dividend

On October 30, 2023, the Board of Directors of the Company approved the payment of a special cash dividend (the 2023 Special Dividend) equal to $0.70 per each share of the Company's common stock, par value $0.004 per share, to each holder of record on November 15, 2023. The 2023 Special Dividend was paid on November 30, 2023, for an aggregate amount of $110,160.

In connection with the 2023 Special Dividend, the Board of Directors approved certain required adjustments under the Company's equity award compensation plans. Upon payment of the 2023 Special Dividend, the exercise price of the Company's options was reduced by $0.70 per share, and holders of restricted and performance stock units received an amount in cash equal to $0.70 per unvested stock unit held payable when such unit vests. If all outstanding stock units vest, the aggregate amount to be paid in respect of the units will be approximately $756.

2022 Special Cash Distribution

On September 14, 2022, the Company announced that its Board of Directors approved, pursuant to the previously announced adoption of a Partial Liquidation Plan related to the distribution of net proceeds from the Company's sale of Walden e-Learning LLC (the Walden Sale), the payment of a special cash distribution (the October 2022 Distribution) equal to $0.83 per each share of the Company's common stock, par value $0.004 per share, to each holder of record on September 28, 2022. The proceeds that were distributed were attributable to the release during the third quarter of 2022 of $71,700 of escrowed funds from the Walden Sale, plus remaining net proceeds that had yet to be distributed. This is anticipated to be the final distribution pursuant to the Partial Liquidation Plan. On October 12, 2022, the Company paid approximately $136,600 related to the October 2022 Distribution.

In connection with the October 2022 Distribution, the Board of Directors approved certain required adjustments under the Company's equity award compensation plans. The exercise prices of the Company's stock options were reduced by $0.83 per share, and holders of restricted and performance stock units will receive an amount in cash equal to $0.83 per unvested stock unit, payable when such unit vests.

2022 Special Cash Dividend

On October 24, 2022, the Board of Directors of the Company approved a special cash dividend (the 2022 Special Cash Dividend) equal to $0.68 per each share of the Company's common stock, par value $0.004 per share, to each holder of record on November 4, 2022. On November 17, 2022, the Company paid approximately $112,000 related to the 2022 Special Cash Dividend.

In connection with the 2022 Special Cash Dividend, the Board approved certain required adjustments under the Company's equity award compensation plans. The exercise price of the Company's options was reduced by $0.68 per share, and holders of restricted and performance stock units will receive an amount in cash equal to $0.68 per unvested stock unit held payable when such unit vests.

Dividend Payable

As of December 31, 2024 and 2023, the Company had recorded a dividend payable of $576 and $2,345, respectively, related to the expected dividend payments remaining for the equitable adjustments that were approved for the equity award compensation plans. During the years ended December 31, 2024, 2023 and 2022, the Company paid approximately $1,717, $2,318 and $4,600, respectively, of dividends related to equivalent rights for share-based awards that vested.

Note 12. Income Taxes

Significant components of the Income tax (expense) benefit on earnings from continuing operations were as follows:

For the years ended December 31,	2024	2023	2022
Current:			
United States	$ (6,653)	$ (5,488)	$ (33,097)
Foreign	(150,850)	(187,971)	(152,931)
State	—	—	(273)
Total current	(157,503)	(193,459)	(186,301)
Deferred:			
United States	—	—	4,663
Foreign	38,524	55,856	(3,794)
State	—	—	41
Total deferred	38,524	55,856	910
Total income tax expense	$(118,979)	$(137,603)	$(185,391)

For the years ended December 31, 2024, 2023 and 2022, foreign income from continuing operations before income taxes was $478,331, $310,589, and $319,515, respectively. For the years ended December 31, 2024, 2023 and 2022, domestic loss from continuing operations before income taxes was $(63,847), $(56,128), and $(73,665), respectively.

Significant components of deferred tax assets and liabilities were as follows:

December 31,	2024	2023
Deferred tax assets:		
Net operating loss and tax credits carryforwards	$ 50,317	$ 213,222
Operating leases	92,084	119,529
Depreciation	46,236	56,936
Interest	42,448	36,067
Deferred compensation	11,275	12,202
Deferred revenue	16,978	17,851
Nondeductible reserves	13,879	17,634
Allowance for doubtful accounts	10,399	8,661
Unrealized loss	—	8,362
Total deferred tax assets	283,616	490,464
Deferred tax liabilities:		
Operating leases	82,421	107,879
Investment in subsidiaries	2,358	44,154
Amortization of intangible assets	45,141	52,073
Deferred gain on Walden	—	440
Unrealized gain	2,469	—
Total deferred tax liabilities	132,389	204,546
Net deferred tax assets	151,227	285,918
Valuation allowance for deferred tax assets	(102,837)	(270,982)
Net deferred tax assets	$ 48,390	$ 14,936

Laureate does not provide deferred taxes on the portion of its unremitted earnings attributable to international companies that have been considered to be reinvested indefinitely. As of December 31, 2024, undistributed earnings from foreign subsidiaries totaled $431,000. If the Company were to remove its assertion and distribute the remaining unremitted earnings, we would record approximately $18,700 in additional deferred tax liabilities. The amount of additional deferred tax liabilities recognized could increase if our expectations change based on future developments.

As of December 31, 2024, on tax-effected basis, the Company has $12,469 of U.S. federal net operating loss carryforwards, $3,548 of US state net operating loss carryforwards that do not expire and $20,973 of US state net operating loss carryforwards that will expire by 2040. In addition, on a tax-effected basis, the Company has $4,652 of foreign net operating loss carryforwards that expire from 2025 to 2034 and $4,812 of foreign net operating loss carryforwards that do not expire as well as $3,863 of tax credit carryforwards that do not expire and $42,448 of interest carryforwards that do not expire.

Most of the deferred tax liability for Investment in subsidiaries was released in 2024 as it was no longer required following the completion of an entity restructuring that received regulatory approval. This resulted in a net deferred tax benefit of approximately $37,900 during the year ended December 31, 2024.

The Company assesses the realizability of deferred tax assets by examining all available evidence, both positive and negative. Accounting guidance restricts the amount of reliance the Company can place on projected taxable income to support the recovery of the deferred tax assets when a company is in a three-year cumulative loss position. A valuation allowance is recorded when the company is not able to identify a source of income to support realization of the deferred tax asset on a more-likely-than-not basis.

The reconciliations of the beginning and ending balances of the valuation allowance on deferred tax assets were as follows:

For the years ended December 31,	2024	2023	2022
Balance at beginning of period	$ 270,982	$291,722	$283,945
(Deductions) additions from tax expense from continuing operations	(166,396)	(22,815)	7,972
Charges to other accounts Currency translation adjustments	(1,749)	2,075	(195)
Balance at end of period	$ 102,837	$270,982	$291,722

The reconciliations of the reported Income tax (expense) benefit to the amount that would result by applying the United States federal statutory tax rate of 21% to income from continuing operations before income taxes were as follows:

For the years ended December 31,	2024	2023	2022
Tax expense at the United States statutory rate	$ (87,042)	$ (53,437)	$ (51,628)
Internal restructuring transactions	(138,516)	(30,551)	—
Permanent differences	(9,690)	1,004	(38,228)
Tax effect of foreign income taxed at higher rate	(44,361)	(33,790)	(40,579)
Change in valuation allowance	167,152	(5,273)	(11,241)
Effect of tax contingencies	(6,394)	(6,352)	(37,151)
Withholding taxes	(8,474)	(9,204)	(16,275)
Tax credits	8,346	—	9,211
State income tax benefit, net of federal tax effect	—	—	669
Other	—	—	(169)
Total income tax expense	$(118,979)	$(137,603)	$(185,391)

Internal restructuring transactions in the rate reconciliation includes the write off of approximately $176,400 and $30,600 of deferred tax assets as a result of subsidiary reorganizations that occurred during the years ended December 31, 2024 and 2023, respectively. These deferred tax assets carried a full valuation allowance and the corresponding reductions in the valuation allowance are included in the change in valuation allowance line item for 2024 and 2023 in the table above. In 2024, the internal restructuring transactions line item also includes the release of a deferred tax liability that was no longer required following the completion of an entity restructuring that received regulatory approval. This resulted in a net deferred tax benefit of approximately $37,900 during the year ended December 31, 2024.

Included within permanent differences in the 2023 rate reconciliation was approximately $5,400 of tax benefit for a change in estimate related to unrealized foreign currency exchange that is fully offset by a corresponding change in the valuation allowance, as well as approximately $3,800 of tax benefit related to the inflationary adjustment for monetary assets, partially offset by approximately $6,700 of non-deductible expenses.

Included within permanent differences in the 2022 rate reconciliation was approximately $7,700 of tax expense from stock option shortfalls, $13,700 of non-deductible scholarship expenses, and $4,200 of taxable income related to intercompany dividends, as well as $11,200 of expense for a change in estimate related to unrealized foreign currency exchange that is fully offset by a corresponding increase in the valuation allowance.

The reconciliations of the beginning and ending amount of unrecognized tax benefits were as follows:

For the years ended December 31,	2024	2023	2022
Beginning of the period	$255,716	$284,929	$257,587
Additions for tax positions related to prior years	1,600	1,337	38,029
Decreases for tax positions related to prior years	(17,324)	(30,550)	(8,856)
Additions for tax positions related to current year	—	—	498
Decreases for unrecognized tax benefits as a result of a lapse in the statute of limitations	(1,838)	—	(2,329)
End of the period	$238,154	$255,716	$284,929

Laureate records interest and penalties related to uncertain tax positions as a component of Income tax expense. During the years ended December 31, 2024, 2023 and 2022, net interest and penalties related to income taxes (decreased)/increased by $(739), $10,155, and $6,828, respectively. Laureate had $31,695 and $32,434 of accrued interest and penalties at December 31, 2024 and 2023, respectively. Approximately $114,142 of unrecognized tax benefits, if recognized, will affect the effective income tax rate. It is reasonably possible that Laureate's unrecognized tax benefits may decrease within the next 12 months by up to approximately $59,600 as a result of the resolution of outstanding tax matters in various jurisdictions.

Laureate and various subsidiaries file income tax returns in the United States federal jurisdiction, and in various states and foreign jurisdictions. With few exceptions, Laureate is no longer subject to United States federal, state and local, or foreign income tax examinations by tax authorities for years before 2014. United States federal and state statutes are generally open back to 2021; however, the Internal Revenue Service (the IRS) has the ability to challenge 2005 through 2020 net operating loss carryforwards. Statutes of other major jurisdictions are open back to 2021 for Chile, 2019 for Mexico, 2016 for Peru and 2018 for the Netherlands.

Note 13. Earnings (Loss) Per Share

Laureate computes basic earnings per share (EPS) by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted EPS reflects the potential dilution that would occur if share-based compensation awards were exercised or converted into common stock. To calculate the diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock options, restricted stock, restricted stock units, and other share-based compensation arrangements determined using the treasury stock method.

The following tables summarize the computations of basic and diluted earnings per share:

For the years ended December 31,	2024	2023	2022
Numerator used in basic and diluted earnings per common share for continuing operations:			
Income from continuing operations	$295,742	$117,029	$ 60,718
Net loss attributable to noncontrolling interests	78	323	595
Net income from continuing operations available to common stockholders for basic and diluted earnings per share	$295,820	$117,352	$ 61,313
Numerator used in basic and diluted earnings (loss) per common share for discontinued operations:			
Net income (loss) from discontinued operations for basic and diluted earnings per share	$ 654	$ (9,762)	$ 8,260
Denominator used in basic and diluted earnings (loss) per common share:			
Basic weighted average shares outstanding	153,273	157,256	167,670
Effect of dilutive stock options	215	237	310
Effect of dilutive restricted stock units	408	386	288
Diluted weighted average shares outstanding	153,896	157,879	168,268
Basic earnings per share:			
Income from continuing operations	$ 1.93	$ 0.75	$ 0.37
Income (loss) from discontinued operations	—	(0.06)	0.05
Basic earnings per share	$ 1.93	$ 0.69	$ 0.42
Diluted earnings per share:			
Income from continuing operations	$ 1.92	$ 0.74	$ 0.36
Income (loss) from discontinued operations	—	(0.06)	0.05
Diluted earnings per share	$ 1.92	$ 0.68	$ 0.41

The following table summarizes the number of stock options, shares of restricted stock and restricted stock units (RSUs) that were excluded from the diluted EPS calculations because the effect would have been antidilutive:

For the years ended December 31,	2024	2023	2022
Stock options	—	—	40
Restricted stock and RSUs	115	4	237

Note 14. Related Party Transactions

Stock Repurchases

As discussed in Note 11, Share-based Compensation and Equity, on March 5, 2024, the Company entered into a stock purchase agreement with the Torreal Sellers pursuant to which the Company purchased an aggregate of 2,607 shares of its common stock from the Torreal Sellers at a purchase price of $12.62 per share for an aggregate purchase price of $32,894. Additionally, on May 6, 2024, the Company entered into a stock purchase agreement with the Snow Phipps Sellers pursuant to which the Company purchased an aggregate of 2,115 shares of its common stock from the Snow Phipps Sellers at a purchase price of $14.64 per share for an aggregate purchase price of $30,958. These repurchases, which were approved as related party transactions by the Audit and Risk Committee of the Company's Board of Directors, were pursuant to the Company's $100,000 share repurchase program that was announced on February 22, 2024 and was completed in September 2024**.**

Payment to Wengen Alberta, Limited Partnership (Wengen)

In December 2023, the Audit and Risk Committee of the Company's Board of Directors approved a payment of $850 to Wengen, a 10% stockholder, in order to resolve a matter related to a previously terminated shared-services agreement between the Company and one of Wengen's wholly owned subsidiaries. In January 2024, the Company and Wengen signed a settlement and release agreement related to this matter and the amount was paid.

Note 15. Benefit Plans

Domestic Defined Contribution Retirement Plan

Laureate sponsors a defined contribution retirement plan in the United States under section 401(k) of the Internal Revenue Code. The plan offers employees a traditional "pre-tax" 401(k) option and an "after-tax" Roth 401(k) option, providing the employees with choices and flexibility for their retirement savings. All employees are eligible to participate in the plan after meeting certain service requirements. Participants may contribute up to a maximum of 80% of their annual compensation and 100% of their annual cash bonus, as defined and subject to certain annual limitations. Laureate may, at its discretion, make matching contributions that are allocated to eligible participants. The matching on the "after-tax" Roth contributions is the same as the matching on the traditional "pre-tax" contributions. Laureate made discretionary contributions in cash to this plan of $285, $323, and $287 for the years ended December 31, 2024, 2023 and 2022, respectively.

Supplemental Employment Retention Agreement (SERA)

In November 2007, Laureate established a SERA for one of its then-executive officers, under which this individual received an annual SERA payment of $1,500. The SERA provided annuity payments to the former executive over the course of his lifetime, and, following the former executive's death in 2018, an annual payment of $1,500 will be made to his spouse for the remainder of her life. The SERA is administered through a Rabbi Trust, and its assets are subject to the claims of creditors. At the inception of the plan, Laureate purchased annuities which provided funds for the SERA obligations until the former executive's death, at which point proceeds from corporate-owned life insurance policies were received and are being used to fund the SERA obligations.

As of December 31, 2024 and 2023, the total SERA assets were $5,875 and $7,039, respectively, which were recorded on our Consolidated Balance Sheets in Restricted cash. As of December 31, 2024 and 2023, the total SERA liabilities recorded in our Consolidated Balance Sheets were $9,769 and $11,011, respectively, of which $1,500 each year was recorded in Accrued compensation and benefits, and $8,269 and $9,511, respectively, was recorded in Deferred compensation.

Mexico and Peru Profit Sharing

The Fiscal Reform that was enacted in Mexico in December 2013 subjects Laureate's Mexico entities to corporate income tax and also requires them to comply with profit-sharing legislation, whereby 10% of the taxable income of Laureate's Mexican entities will be set aside as employee compensation. Laureate's entities in Peru with more than 20 employees are required to distribute 5% of their taxable income among their employees, provided they generate taxable income during the fiscal year.

Note 16. Legal and Regulatory Matters

Laureate is subject to legal proceedings arising in the ordinary course of business. In management's opinion, we have adequate legal defenses, insurance coverage, and/or accrued liabilities with respect to the eventuality of these actions. Management believes that any settlement would not have a material impact on Laureate's financial position, results of operations, or cash flows. Our institutions are subject to uncertain and varying laws and regulations, and any changes to these laws or regulations or their application to us may materially adversely affect our business, financial condition and results of operations.

Peruvian Nonresident Capital Gains Tax

Stockholders who sell, exchange, or otherwise dispose of Company shares may be subject to Peruvian tax at a rate of 30% on their gain realized in such transaction determined under certain Peruvian valuation rules regardless of whether the transaction is taxable for non-Peruvian purposes. In determining the amount of such gain subject to such tax, the gain is first multiplied by the percentage of the Company's value that is represented by its Peruvian business determined under certain Peruvian valuation rules (the "Peru Ratio"). This tax applies if the value of stock determined under certain Peruvian valuation rules (calculated in PEN) transferred multiplied by the Peru Ratio exceeds approximately $57,000 applying the PEN/USD exchange rate at December 31, 2024 (the "Threshold"). The Threshold is calculated in PEN and changes with currency exchange rates. For purposes of determining whether the Threshold has been exceeded by any holder, all transfers made by such holder over any 12-month period are aggregated. For purposes of determining whether any tax is owed, the holder must have their basis "certified" by the Peruvian tax authorities in advance of such transaction. If the holder exceeds the Threshold and does not obtain a tax basis certificate before the transaction, the holder's tax basis in the shares will be considered zero for Peruvian tax purposes.

In the event that a direct or indirect sale, exchange, or other disposition of Company shares occurs and any resulting Peruvian tax is not paid, the Company's Peruvian subsidiaries may be jointly and severally liable for such tax. Joint and several liability may be imposed if during any of the 12 months preceding the transaction, *inter alia*, the transferor of Company shares held an indirect or direct interest of more than 10% of the Company's outstanding shares. If such a transaction were to occur and the Peruvian tax authorities sought to collect the Peruvian capital gains taxes from the Company's Peruvian subsidiaries that were not paid by such transferor, it could have a material adverse effect on our business, financial condition or results of operations.

Note 17. Other Financial Information

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) (AOCI) in our Consolidated Balance Sheets includes the accumulated translation adjustments arising from translation of foreign subsidiaries' financial statements, the unrealized gain on a derivative designated as an effective net investment hedge, and the accumulated net gains or losses that are not recognized as components of net periodic benefit cost for our minimum pension liability. The AOCI related to the net investment hedge will be deferred from earnings until the sale or liquidation of the hedged investee. Laureate reports changes in AOCI in our Consolidated Statements of Stockholders' Equity. The components of these balances were as follows:

December 31,	2024			2023		
	Laureate Education, Inc.	Noncontrolling Interests	Total	Laureate Education, Inc.	Noncontrolling Interests	Total
Foreign currency translation loss	$(471,704)	$965	$(470,739)	$(282,054)	$962	$(281,092)
Unrealized gains on derivatives	10,416	—	10,416	10,416	—	10,416
Minimum pension liability adjustment	(922)	—	(922)	(506)	—	(506)
Accumulated other comprehensive loss	$(462,210)	$965	$(461,245)	$(272,144)	$962	$(271,182)

Foreign Currency Exchange of Certain Intercompany Loans

Laureate periodically reviews its investment and cash repatriation strategies in order to meet our liquidity requirements in the United States. Laureate recognized currency exchange adjustments attributable to intercompany loans that are not designated as indefinitely invested of $46,568, $(64,303) and $(27,198) as part of Foreign currency exchange gain (loss), net, in the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022, respectively.

Write Off of Accounts and Notes Receivable

During the years ended December 31, 2024, 2023 and 2022, Laureate wrote off approximately $33,500, $25,900 and $25,500, respectively, of fully reserved accounts and notes receivable that were deemed uncollectible.

Note 18. Supplemental Cash Flow Information

Cash interest payments prior to interest income were $16,595, $20,264 and $16,752 for the years ended December 31, 2024, 2023 and 2022, respectively. Net cash payments for income taxes were $194,811, $171,284 and $153,761 for the years ended December 31, 2024, 2023 and 2022, respectively.

Reconciliation of Cash and cash equivalents and Restricted cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets, as well as the December 31, 2022 balance, to the amounts shown in the Consolidated Statements of Cash Flows:

For the year ended December 31,	2024	2023	2022
Cash and cash equivalents	$91,350	$89,392	$85,167
Restricted cash	6,504	7,505	8,617
Total Cash and cash equivalents and Restricted cash shown in the Consolidated Statements of Cash Flows	$97,854	$96,897	$93,784

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")), as of the end of the period covered by this report.

Based on that evaluation, our CEO and CFO have concluded that, as of December 31, 2024, our disclosure controls and procedures are effective. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our CEO and CFO, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management's report on the Company's internal control over financial reporting as of December 31, 2024 is included in Part II, Item 8 "Financial Statements." The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears in Part II, Item 8 "Financial Statements."

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

Except as set forth below, during the three months ended December 31, 2024, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

On November 6, 2024, Marcelo Cardoso, the Company's Executive Vice President and Chief Operating Officer, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended. Mr. Cardoso's trading plan provides for the sale of only those shares necessary to satisfy tax withholding obligations incurred in connection with the vesting of restricted stock units on December 31, 2024, and performance share units on March 15, 2025. The total number of shares that may be sold pursuant to Mr. Cardoso's 10b5-1 plan is not determinable. Such plan terminates on April 1, 2025.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Certain of this information will be contained in our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days following the end of our fiscal year, and is incorporated herein by reference.

Information about our Executive Officers

The following table sets forth information regarding our current executive officers, including their ages. Executive officers serve at the request of the Board of Directors. There are no family relationships among any of our executive officers.

Name	Age	Position
Eilif Serck-Hanssen	59	Director, President and Chief Executive Officer
Leslie S. Brush	61	Senior Vice President, Chief Legal Officer and Secretary
Richard M. Buskirk	48	Senior Vice President and Chief Financial Officer
Marcelo Barbalho Cardoso	53	Executive Vice President and Chief Operating Officer

Eilif Serck-Hanssen has served as our Chief Executive Officer since January 2018 and became our President in July 2019. From March to December 2017, Mr. Serck-Hanssen served as our President and Chief Administrative Officer as well as our Chief Financial Officer. From 2008 to March 2017, Mr. Serck-Hanssen served as our Executive Vice President and Chief Financial Officer. Before joining the Company, Mr. Serck-Hanssen served as Chief Financial Officer and President of International Operations at XOJET, Inc. and was part of the team that founded premium airline, Eos Airlines, Inc., where he served Executive Vice President and Chief Financial Officer. Prior to starting Eos Airlines, Mr. Serck-Hanssen served in several executive positions at US Airways, Inc. (now American Airlines, Inc.) and Northwest Airlines, Inc. (now Delta Airlines, Inc.), including serving as a Senior Vice President and Treasurer of US Airways, Inc. Before joining the airline industry, Mr. Serck-Hanssen spent over five years with PepsiCo, Inc. in various international locations and three years with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand Deloitte) in London. He is an Associate Chartered Accountant (ACA) and a member of the Institute of Chartered Accountants in England and Wales. Mr. Serck-Hanssen earned a B.S. in civil engineering from the Western Norway University of Applied Sciences, a B.A. in management science from the University of Kent at Canterbury (United Kingdom), and an M.B.A. from the University of Chicago Booth School of Business.

Leslie S. Brush has served as our Senior Vice President, Chief Legal Officer and Secretary since April 2024. Ms. Brush previously served as our Deputy General Counsel and Secretary from March 2023 to 2024 and Vice President, Assistant General Counsel and Secretary from January 2020 to March 2023. Prior to joining Laureate in September 2019, Ms. Brush was Chief Governance Officer, Vice President-Legal and Secretary for software and solutions services company SunGard Data Systems (now part of FIS) for over 20 years and worked at global law firm Morgan, Lewis & Bockius. Ms. Brush earned a B.S. and M.S. in communication disorders from The Pennsylvania State University and a J.D. from Temple University School of Law.

Richard M. Buskirk has served as our Senior Vice President and Chief Financial Officer since April 2021. Mr. Buskirk previously served as our Senior Vice President, Corporate Development from 2018 to April 2021 and as our Vice President, Global Financial Planning & Analysis from 2015 to 2018. Prior to joining Laureate, Mr. Buskirk was a CPA with Ernst & Young LLP, and an investment banker with Deutsche Bank, and worked for multiple global brands, including Vodafone, NII Holdings, Inc. (formerly Nextel International) and Sprint/Nextel in a range of financial, strategy and advisory positions. Mr. Buskirk earned a B.S. in accounting from the University of Maryland and a dual M.B.A. from Columbia University and London Business School.

Marcelo Barbalho Cardoso has served as our Executive Vice President and Chief Operating Officer since June 2021 and has also served as our Chief Executive Officer, Mexico since June 2022. Mr. Cardoso has been with Laureate since 2011, holding several leadership positions across our Brazil operations including Chief Executive Officer of Laureate Brazil from 2019 to June 2021, Global Chief Transformation Officer during 2019, Chief Operating Officer of Laureate Brazil from 2017 to 2018, and Vice President of Operations and President of FMU from 2013 to 2017. Prior to joining Laureate, Mr. Cardoso served as Latin America Vice President, Business Ops & CFO for Dell EMC Computer Systems and held senior leadership positions at Johnson Controls. Mr. Cardoso earned an undergraduate degree in chemical engineering from Universidade Estadual de Campinas (Brazil) and an MBA in management from the University of Michigan.

Item 11. Executive Compensation

This information will be contained in our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days following the end of our fiscal year, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

This information will be contained in our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days following the end of our fiscal year, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

This information will be contained in our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days following the end of our fiscal year, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

This information will be contained in our definitive proxy statement for the 2025 Annual Meeting of Stockholders, to be filed within 120 days following the end of our fiscal year, and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements (certain schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto).

(2) Those exhibits required by Item 601 of Regulation S-K and by paragraph (b) below.

(b) The following exhibits are filed as part of this Annual Report or, where indicated, were filed and are incorporated by reference:

Exhibit No.	Exhibit Description	Form	File Number	Exhibit Number	Filing Date
2.1#	Equity Purchase Agreement, dated January 10, 2020, by and among SP Costa Rica Holdings, LLC, Laureate International B.V. and Laureate Education, Inc.	10-K	001-38002	2.8	02/27/2020
2.2#	Sale and Purchase Agreement, dated July 29, 2020, by and among LEI AMEA Investments B.V., Laureate Education, Inc., SEI Newco Inc. and Strategic Education, Inc.	10-Q	001-38002	2.9	11/05/2020
2.3#	Master Agreement, dated September 10, 2020, by and among Laureate International B.V., Laureate I, B.V., Servicios Regionales Universitarios LE, S.C. and Fundación Educación y Cultura	10-Q	001-38002	2.10	11/05/2020
2.4#	Membership Interest Purchase Agreement, dated September 11, 2020, by and between Laureate Education, Inc. and Adtalem Global Education Inc.	10-Q	001-38002	2.11	11/05/2020
2.5#	Transaction Agreement, dated October 30, 2020, by and among Laureate Education, Inc., Laureate Netherlands Holding B.V., ICE Inversiones Brazil, SL, Rede Internacional de Universidades Laureate Ltda., Ânima Holding S.A., VC Network Educação S.A., and, solely for the purposes of certain provisions thereof, the controlling shareholders of Ânima Holding S.A.	10-K	001-38002	2.14	02/25/2021
2.6#	Waiver and Amendment to Membership Interest Purchase Agreement by and between Adtalem Global Education Inc. and Laureate Education, Inc., dated as of July 21, 2021	8-K	001-38002	2.1	07/27/2021
2.7#	Amendment dated August 10, 2021 to Membership Interest Purchase Agreement, dated September 11, 2020, by and between Laureate Education, Inc. and Adtalem Global Education Inc.	10-Q	001-38002	2.2	11/04/2021
2.8	First Amendment dated April 19, 2022 to the Transaction Agreement, dated October 30, 2020, by and among Laureate Education, Inc., Laureate Netherlands Holding B.V., ICE Inversiones Brazil, SL, Rede Internacional de Universidades Laureate Ltda., Ânima Holding S.A., and VC Network Educação S.A.	10-Q	001-38002	2.1	08/04/2022

Exhibit No.	Exhibit Description	Form	File Number	Exhibit Number	Filing Date
3.1	Amended and Restated Certificate of Incorporation	S-1/A	333-207243	3.1	01/31/2017
3.2	Amended and Restated Bylaws	S-1/A	333-207243	3.2	01/31/2017
3.3	Certificate of Retirement of Convertible Redeemable Preferred Stock, Series A	8-K	001-38002	3.1	07/20/2018
3.4	Certificate of Retirement of Class A Common Stock and Class B Common Stock	8-K	001-38002	3.1	12/17/2021
4.1	Description of Capital Stock of Laureate Education, Inc.	10-K	001-38002	4.1	02/23/2023
10.1†	2013 Long-Term Incentive Plan Form of Stock Option Agreement effective as of September 11, 2013	S-1/A	333-207243	10.34	11/20/2015
10.2†	Form of Management Stockholder's Agreement for equityholders	S-1/A	333-207243	10.36	11/20/2015
10.3†	Form of Stockholders' Agreement for Entity-Appointed Directors	S-1/A	333-207243	10.47	11/20/2015
10.4†	Form of Stockholders' Agreement for Individual Directors	S-1/A	333-207243	10.48	11/20/2015
10.5†	2013 Long-Term Incentive Plan Form of Stock Option Agreement for 2016 for Named Executive Officers	S-1/A	333-207243	10.57	05/20/2016
10.6†	2013 Long-Term Incentive Plan Form of Stock Option Agreement for 2016	S-1/A	333-207243	10.58	05/20/2016
10.7	Registration Rights Agreement by and among Laureate Education, Inc., each of the Investors set forth on Schedule A thereto, Douglas L. Becker and Wengen Alberta, Limited Partnership	10-K	001-38002	10.29	03/20/2018
10.8	Investors' Stockholders Agreement by and among Laureate Education, Inc., Wengen Alberta, Limited Partnership and the Investors set forth on Schedule A thereto	10-K	001-38002	10.30	03/20/2018
10.9	Amended and Restated Securityholders Agreement by and among Wengen Alberta, Limited Partnership, Laureate Education, Inc. and the other parties thereto	8-K	001-38002	10.1	02/06/2017
10.10	Amendment No. 1 dated October 28, 2021 to the Amended and Restated Securityholders Agreement, dated as of February 6, 2017, among Wengen Alberta, Limited Partnership, Laureate Education, Inc. and the other parties thereto	10-K	001-38002	10.16	02/24/2022
10.11	Amended and Restated Registration Rights Agreement by and among Wengen Alberta, Limited Partnership, Wengen Investments Limited, Laureate Education, Inc. and the other parties thereto	8-K	001-38002	10.2	02/06/2017

Exhibit No.	Exhibit Description	Form	File Number	Exhibit Number	Filing Date
10.12	Amended and Restated Guarantee, dated as of April 26, 2017, by Laureate Education, Inc. and certain domestic subsidiaries of Laureate Education, Inc. party thereto from time to time, as guarantors, in favor of Citibank, N.A., as collateral agent	10-Q	001-38002	10.83	05/11/2017
10.13	Amended and Restated Pledge Agreement, dated as of April 26, 2017, among Laureate Education, Inc. and certain domestic subsidiaries of Laureate Education, Inc. party thereto from time to time, as pledgors, and Citibank, N.A., as collateral agent	10-Q	001-38002	10.84	05/11/2017
10.14	Amended and Restated Security Agreement, dated as of April 26, 2017, among Laureate Education, Inc. and certain domestic subsidiaries of Laureate Education, Inc. party thereto from time to time, as grantors, and Citibank, N.A., as collateral agent	10-Q	001-38002	10.85	05/11/2017
10.15	Third Amended and Restated Credit Agreement, dated as of October 7, 2019, among Laureate Education, Inc., the lending institutions from time to time parties thereto, and Citibank, N.A., as administrative agent and collateral agent	8-K	001-38002	10.1	10/11/2019
10.16	First Amendment to Third Amended and Restated Credit Agreement, dated as of July 20, 2020, by Laureate Education, Inc. and Citibank, N.A., as administrative agent	10-Q	001-38002	10.57	11/05/2020
10.17	Second Amendment dated as of December 23, 2022 to Third Amended and Restated Credit Agreement, dated as of July 20, 2020, by Laureate Education, Inc. and Citibank, N.A., as administrative agent	10-K	001-38002	10.20	02/23/2023
10.18	Third Amendment dated as of September 18, 2023 to Third Amended and Restated Credit Agreement by Laureate Education, Inc. and Citibank, N.A., as administrative agent	10-Q	001-38002	10.1	11/02/2023
10.19†	Laureate Education, Inc. Amended and Restated 2013 Long-Term Incentive Plan	8-K	001-38002	10.1	06/20/2017
10.20†	Amended and Restated 2013 Long-Term Incentive Plan Form of Performance-based Stock Option Agreement for 2017	10-Q	001-38002	10.52	08/08/2017
10.21†	Amended and Restated 2013 Long-Term Incentive Plan Form of Time-based Stock Option Agreement for 2017	10-Q	001-38002	10.53	08/08/2017
10.22†	Amended and Restated 2013 Long-Term Incentive Plan Form of Performance-based Stock Option Agreement for 2017 for Certain Executives	10-Q	001-38002	10.56	08/08/2017
10.23†	Amended and Restated 2013 Long-Term Incentive Plan Form of Time-based Stock Option Agreement for 2017 for Certain Executives	10-Q	001-38002	10.57	08/08/2017

Exhibit No.	Exhibit Description	Form	File Number	Exhibit Number	Filing Date
10.24†	Amended and Restated 2013 Long-Term Incentive Plan Form of Time-based Stock Option Agreement for 2018 Grants	10-K	001-38002	10.29	02/24/2022
10.25†	Amended and Restated 2013 Long-Term Incentive Plan Form of Time-based Stock Option Agreement for 2019 Grants	10-K	001-38002	10.30	02/24/2022
10.26†	Amended and Restated 2013 Long-Term Incentive Plan Form of Restricted Stock Units Notice and Agreement for 2022-2024 Grants for Certain Executives	10-K	001-38002	10.32	02/24/2022
10.27†	Amended and Restated 2013 Long-Term Incentive Plan Form of Performance Share Units Notice and Agreement for 2021-2022 Grants	10-K	001-38002	10.34	02/24/2022
10.28†	Amended and Restated 2013 Long-Term Incentive Plan Form of Performance Share Units Notice and Agreement for 2023-2024 Grants	10-Q	001-38002	10.1	05/04/2023
10.29†	Amended and Restated 2013 Long-Term Incentive Plan Form of Special Restricted Stock Units Notice and Agreement dated May 30, 2024 for Certain Executives	10-Q	001-38002	10.2	08/01/2024
10.30†	2013 Long-Term Incentive Plan Form of Restricted Stock Units Agreement for Non-Employee Directors	10-K	001-38002	10.35	02/24/2022
10.31†	Form of Director Indemnity Agreement	10-Q	001-38002	10.64	08/08/2019
10.32†	Form of Director and Officer Indemnity Agreement	10-Q	001-38002	10.1	08/04/2022
10.33†	Promotion Offer Letter, dated July 8, 2020, between Laureate Education, Inc. and Richard H. Sinkfield III	10-K	001-38002	10.45	02/25/2021
10.34†	Promotion Offer Letter, dated March 16, 2021, between Laureate Education, Inc. and Richard M. Buskirk	10-K	001-38002	10.44	02/24/2022
10.35†	Independent Contractor and Consultant Agreement, dated May 28, 2021, between Laureate Education, Inc. and Marcelo Barbalho Cardoso	10-K	001-38002	10.46	02/24/2022
10.36†	Amendment dated July 21, 2022 to Independent Contractor and Consultant Agreement, dated May 28, 2021, between Laureate Education, Inc., Marcelo Barbalho Cardoso and MC Consultoria and Assesoria Empresarial LTDA	10-K	001-38002	10.43	02/23/2023
10.37†	Second Amendment to Independent Contractor and Consultant Agreement as of March 1, 2022 between Laureate Education, Inc. and MC Consultoria and Assesoria Empresarial LTDA	10-K	001-38002	10.44	02/23/2023
10.38†	Third Amendment to Independent Contractor and Consultant Agreement as of March 1, 2023 between Laureate Education, Inc. and MC Consultoria and Assesoria Empresarial LTDA	10-Q	001-38002	10.2	05/04/2023

Exhibit No.	Exhibit Description	Form	File Number	Exhibit Number	Filing Date
10.39†	Fourth Amendment to Independent Contractor and Consultant Agreement as of September 18, 2023 between Laureate Education, Inc. and MC Consultoria and Assesoria Empresarial LTDA	10-Q	001-38002	10.2	11/02/2023
10.40†	Fifth Amendment to Independent Contractor and Consultant Agreement as of March 1, 2024 between Laureate Education, Inc. and MC Consultoria and Assesoria Empresarial LTDA	10-Q	001-38002	10.2	05/02/2024
10.41†	Form of Annual Incentive Plan for Certain Executives	10-K	001-38002	10.45	02/22/2024
10.42†	Separation Agreement, dated February 28, 2024, between Laureate Education, Inc. and Richard H. Sinkfield III	10-Q	001-38002	10.1	05/02/2024
10.43*†	Promotion Offer Letter, dated February 29, 2024, between Laureate US Holdings Corporation and Leslie S. Brush				
10.44	Stock Purchase Agreement, dated March 5, 2024, between Laureate Education, Inc. and each of ILM Investments Limited Partnership, Torreal Sociedad de Capital Riesgo S.A., Pedro del Corro García-Lomas, a member of Laureate's Board of Directors, Ana Gómez Cuesta and José Diaz-Rato Revuelta	10-Q	001-38002	10.3	05/02/2024
10.45	Stock Purchase Agreement, dated May 6, 2024, between Laureate Education, Inc. and each of each of Snow Phipps Group, LLC, Snow Phipps Group, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group (Offshore), L.P., Snow Phipps Group (RPV), L.P. and SPG Co-Investment, L.P.	10-Q	001-38002	10.1	8/1/2024
10.46*†	Employment Letter Agreement, dated December 12, 2024, between Laureate Education, Inc. and Eilif Serck-Hanssen, including Form of One-Time Restricted Stock Unit Award				
19*	Laureate Education, Inc. Insider Trading Policy				
21.1*	List of Subsidiaries of the Registrant				
23.1*	Consent of PricewaterhouseCoopers LLP				
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32*	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97	Laureate Education, Inc. Incentive Compensation Clawback Policy	10-K	001-38002	97	2/22/2024

Exhibit No.	Exhibit Description	Form	File Number	Exhibit Number	Filing Date
Ex. 101.INS*	XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document				
Ex. 101.SCH*	Inline XBRL Taxonomy Extension Schema Document				
Ex. 101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
Ex. 101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document				
Ex. 101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document				
Ex. 101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document				
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)				

*   Filed herewith.
\#   The exhibits, disclosure schedules, and other schedules, as applicable, have been omitted pursuant to Item 601(a)(5) of Regulation S-K.
†   Indicates a management contract or compensatory plan or arrangement.
◇   Certain identified information has been omitted from this exhibit because it is both (1) not material, and (2) is the type that the Company treats as private or confidential.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs at the date they were made or at any other time.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 20, 2025.

Laureate Education, Inc.

By: /s/ RICHARD M. BUSKIRK
    Richard M. Buskirk
    Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ EILIF SERCK-HANSSEN Eilif Serck-Hanssen	President, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2025
/s/ RICHARD M. BUSKIRK Richard M. Buskirk	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 20, 2025
/s/ GERARD M. KNAUER Gerard M. Knauer	Vice President, Accounting and Global Controller (Principal Accounting Officer)	February 20, 2025
/s/ ANDREW B. COHEN Andrew B. Cohen	Chairman of the Board	February 20, 2025
/s/ WILLIAM J. DAVIS William J. Davis	Director	February 20, 2025
/s/ PEDRO DEL CORRO Pedro del Corro	Director	February 20, 2025
/s/ ARISTIDES DE MACEDO Aristides de Macedo	Director	February 20, 2025
/s/ KENNETH W. FREEMAN Kenneth W. Freeman	Director	February 20, 2025
/s/ BARBARA MAIR Barbara Mair	Director	February 20, 2025
/s/ GEORGE MUÑOZ George Muñoz	Director	February 20, 2025
/s/ DR. JUDITH RODIN Dr. Judith Rodin	Director	February 20, 2025
/s/ IAN K. SNOW Ian K. Snow	Director	February 20, 2025

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Board of Directors

Andrew B. Cohen
Chairman of the Board, Laureate Education, Inc.
Chief Investment Officer and Co-Founder, Cohen Private Ventures, LLC

Eilif Serck-Hanssen
President and Chief Executive Officer, Laureate Education, Inc.

William J. Davis
Chief Executive Officer, ABC Fitness Solutions, LLC

Pedro del Corro
Senior Advisor, Torreal, S.A.

Aristides de Macedo
Chairman of the Board, Grupo Vazquez, Independent Director and Retired Business Executive

Kenneth W. Freeman
Dean Emeritus, Professor of the Practice at Boston University Questrom School of Business

Barbara Mair
Partner, Smart Force Mexico

George Muñoz
Principal, Muñoz Investment Banking Group, LLC
Partner, Tobin & Muñoz, LLC

Dr. Judith Rodin
President Emerita, University of Pennsylvania

Ian K. Snow
Chief Executive Officer and Co-Founder, Snow Phipps Group, LLC

Executive Officers

Eilif Serck-Hanssen
President and Chief Executive Officer

Leslie Brush
Senior Vice President, Chief Legal Officer and Secretary

Richard Buskirk
Senior Vice President and Chief Financial Officer

Marcelo Cardoso
Executive Vice President and Chief Operating Officer

Corporate Headquarters

Laureate Education, Inc.
PMB 1158
1000 Brickell Avenue, Suite 715
Miami, FL 33131
ir@laureate.net
www.laureate.net

Transfer Agent

EQUINITI TRUST COMPANY, LLC
48 Wall Street, 23rd Floor
New York, NY 10005

Exchange Listing

Common Stock is listed on the Nasdaq Global Select Market under the symbol 'LAUR'

Annual Stockholders Meeting

Thursday, May 22, 2025, at 10am Eastern Daylight Time, via a virtual meeting that will be webcast live and accessed at **virtualshareholdermeeting.com/LAUR2025**

Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS LLP
100 East Pratt Street, Suite 2600
Baltimore, MD 21202

